                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 14A
                                 (RULE 14a-101)

           Proxy Statement Pursuant to Section 14(a) of the Securities
                              Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]   Preliminary Proxy Statement.

[ ] Confidential, for use of the Commission only (as permitted by Rule 14a-6(e) (2)).

[X]   Definitive Proxy Statement.

[ ]   Definitive Additional Materials.
[ ]   Soliciting Material Pursuant to Section 240.14a-11(c) or 240.14a-12

                             MERCHANTS BANCORP, INC.
                (Name of Registrant as Specified In Its Charter)

                                       N/A

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):
[ ]   No fee required.

[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      1)    Title of each class of securities to which transaction applies:
            Common Stock

      2)    Aggregate number of securities to which transaction applies: 119,528

      3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

            $23.00, which is the per share price to be paid in the transaction subject to this Schedule 14A filing

      4)    Proposed maximum aggregate value of transaction: $2,750,000

      5)    Total fee paid: $413.00

      [X]   Fee paid previously with preliminary materials.

      [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.)

            1)    Amount Previously Paid: $__________

            2)    Form, Schedule or Registration Statement No.: _______________

            3)    Filing Party: __________________

            4)    Date Filed: ____________________

                             MERCHANTS BANCORP, INC.
                              100 NORTH HIGH STREET
                              HILLSBORO, OHIO 45133

                                December 21, 2005

Dear Shareholder:

      You are cordially invited to attend a special meeting of shareholders, which will be held at 10:00 a.m., on January 24, 2006 at Merchants National Bank's Main Office at 100 North High Street, Hillsboro, Ohio 45133. I hope that you will be able to attend the meeting and I look forward to seeing you.

      At the special meeting, you will be asked to vote on a set of proposals that will allow for the termination of the registration of the Merchants Bancorp Common Stock under federal securities laws and thereby eliminate the significant expense required to comply with reporting requirements under those laws. We have estimated our costs associated with the routine SEC filing and reporting requirements for the 2005 reporting year would be approximately $423,010. This figure does not include an additional one time expenditure of approximately $124,400 necessary to bring the Company into compliance with new requirements under the Sarbanes-Oxley Act of 2002. We believe the projected costs for the 2005 reporting year are generally indicative of the recurring annual cost savings that should result from the going private transaction and subsequent termination of our SEC registration.

      Referred to as "going private," the proposals are designed to reduce the number of common shareholders to fewer than 300 persons, as required for termination of the registration. The reduction in the number of shareholders will be accomplished by amending the Company's Amended and Restated Articles of Incorporation to authorize the issuance of 140,000 shares of a new class of Preferred Stock which will be used in connection with a merger of a newly-formed, wholly-owned subsidiary of Merchants Bancorp ("MBI Merger Sub, Inc."), with and into Merchants Bancorp, Inc. (the "Merger"). The terms of this Merger have been set forth in an agreement and plan of Merger between the two companies (the "Merger Agreement"), a copy of which is attached as Appendix A to the enclosed proxy statement. A copy of the proposed amendment to the Articles of Incorporation is also attached as Appendix D to the enclosed proxy statement.

      At the effective time of the Merger (the "Effective Time"): (i) each share of Common Stock then held by a shareholder of record who as of the record date for the special meeting of shareholders (the "Record Date") held 100 or fewer shares will be converted into the right to receive $23.00 in cash per share from the Company; and (ii) each share of Common Stock then held by a shareholder of record who as of the Record Date held 1,500 or more shares will remain as outstanding Common Shares of the Company. At the Effective Time, each share of Common Stock then held by a shareholder of record who as of the Record Date held more than 100 but fewer than 1,500 shares of Common Stock will be converted into the right to receive: (i) the per share cash consideration of $23.00; (ii) one share of a newly authorized class of Preferred Stock of the Company; or (iii) a combination of cash and Preferred Stock. All such shareholders will be entitled to receive the amount of Cash Consideration and/or Series A Preferred Stock so elected upon the consummation of the proposed transactions. However, the Board of Directors has expressly reserved the right to re-evaluate the desirability of completing the proposed transactions in the event the Company would be required to acquire more than 160,000 of its Common Shares for cash, either pursuant to the terms of the Merger or pursuant to dissenters' rights of appraisal, as discussed more thoroughly in the attached proxy statement.

      We anticipate that the effect of the acquisition of our Common Stock from holders of fewer than 1,500 shares will be a reduction in the total number of shareholders of record from approximately 700 to approximately 271. In order to avoid filings with the SEC, the number of shareholders must be reduced to less than 300. The number of shares outstanding is expected to be reduced by approximately 119,528 shares, leaving 2,547,122 shares outstanding from the 2,666,650 Common Shares currently outstanding.

      The Merchants Bancorp Board of Directors believes the "going private" transaction is in the best interest of all Merchants Bancorp shareholders and recommends that you vote in favor of the proposed transaction. The attached notice of special meeting and proxy statement describe the transaction and provide specific information concerning the special meeting. The "going private" transaction is important for Merchants Bancorp and its shareholders but will only be approved upon the affirmative vote of a majority of the number of shares entitled to vote at the special meeting.

      The Board of Directors has established December 5, 2005 as the Record Date for determining shareholders who are entitled to notice of the special meeting and to vote at the special meeting. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and return it in the envelope provided. If you attend the meeting, you may vote in person, even if you have previously returned your proxy card.

                                      Sincerely,

                                      /s/ Paul W. Pence, Jr.
                                      -----------------------------------
                                      Paul W. Pence, Jr., President & CEO

                             MERCHANTS BANCORP, INC.
                              100 NORTH HIGH STREET
                              HILLSBORO, OHIO 45133

                  NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD JANUARY 24, 2006

      A special meeting of shareholders of Merchants Bancorp, Inc. will be held at 10:00 a.m. on January 24, 2006 at Merchants National Bank's Main Office at 100 North High Street, Hillsboro, Ohio 45133, for the following purposes:

      1. To consider and act upon a proposal to approve the Merger of MBI Merger Co., Inc., a wholly-owned subsidiary of Merchants Bancorp, with and into Merchants Bancorp as contemplated by the Merger Agreement attached as Appendix A to the enclosed proxy statement. Pursuant to the terms of the Merger Agreement, at the Effective Time of the Merger: (i) each share of Common Stock then held by a shareholder of record who as of the Record Date held 100 or fewer shares will be converted into the right to receive $23.00 in cash per share from the Company; and (ii) each share of Common Stock then held by a shareholder of record who as of the Record Date held 1,500 or more shares will remain as outstanding Common Stock of the Company unchanged. At the Effective Time, each share of Common Stock then held by a shareholder of record who as of the Record Date held more than 100 but fewer than 1,500 shares of Common Stock will be converted into the right to receive: (i) the per share cash consideration of $23.00; (ii) one share of a newly authorized Class A Preferred Stock of the Company; or (iii) a combination of cash and Class A Preferred Stock.

      2. To amend the Articles of Incorporation to authorize the issuance of 140,000 shares of a new class of Preferred Stock to be used in connection with the Merger.

      3. To transact any other business as may properly come before the meeting or any adjournments of the meeting.

      The Board of Directors unanimously recommends that you vote FOR the approval of the proposals (1) and (2). The Merger cannot occur unless the holders of a majority of the outstanding shares of Merchants Bancorp Common Stock entitled to vote at the special meeting of shareholders approve both the Merger Agreement and an amendment to Article FOURTH of the Company's Amended and Restated Articles of Incorporation to authorize the issuance of 140,000 shares of the Series A Preferred Stock.

      The Board of Directors has set the close of business on December 5, 2005, as the Record Date for determining the shareholders who are entitled to notice of, and to vote at, the meeting or any adjournment of the meeting.

      We hope that you will be able to attend the meeting. We ask, however, whether or not you plan to attend the meeting, that you mark, date, sign, and return the enclosed proxy card as soon as possible. Promptly returning your proxy card will help ensure the greatest number of shareholders are present whether in person or by proxy. If you attend the meeting in person, you may revoke your proxy at the meeting and vote your shares in person.

      IF YOU ARE A SHAREHOLDER OWNING MORE THAN 100 BUT FEWER THAN 1,500 SHARES OF COMMON STOCK, YOU WILL NEED TO USE YOUR PROXY CARD TO MAKE THE ELECTION TO RECEIVE CASH, SHARES OF SERIES A PREFERRED STOCK, OR A COMBINATION OF CASH AND SERIES A PREFERRED STOCK IN EXCHANGE FOR YOUR SHARES OF COMMON STOCK.

      SHARES OF SERIES A PREFERRED STOCK WILL BE LESS LIQUID THAN SHARES OF THE COMPANY'S COMMON STOCK, WILL HAVE NO VOTING RIGHTS, AND WILL NOT BE REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

      SHARES OF SERIES A PREFERRED STOCK HAVE A TERM OF 20 YEARS FROM THE DATE OF ISSUANCE AND ARE ALSO CALLABLE AT THE OPTION OF THE COMPANY ANY TIME AFTER THE FIFTH YEAR FOLLOWING THE DATE OF ISSUANCE, OR AT ANY OTHER TIME IN THE EVENT THE COMPANY HAS ENTERED INTO AN AGREEMENT OR OTHER ARRANGEMENT WHICH, IF EFFECTED, WOULD RESULT IN A "CHANGE IN CONTROL," AS THAT TERM IS DEFINED IN THE PROPOSED CERTIFICATE OF AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION PROVIDED AS APPENDIX D TO THE ENCLOSED PROXY STATEMENT.

      NONE OF THE SHARES OF SERIES A PREFERRED STOCK OFFERED IN CONNECTION WITH THE TRANSACTION PROPOSED BY THIS PROXY STATEMENT ARE DEPOSITS OR ACCOUNTS. THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

      NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF SERIES A PREFERRED STOCK OR DETERMINED IF THE STATEMENTS CONTAINED IN THIS PROXY STATEMENT ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE BOARD OF DIRECTORS HAS EXPRESSLY RESERVED THE RIGHT TO RE-EVALUATE THE DESIRABILITY OF COMPLETING THE PROPOSED TRANSACTIONS IN THE EVENT THE COMPANY WOULD BE REQUIRED TO ACQUIRE MORE THAN 160,000 OF ITS COMMON SHARES FOR CASH, EITHER PURSUANT TO THE TERMS OF THE MERGER OR PURSUANT TO DISSENTERS' RIGHTS OF APPRAISAL.

Date: December 21, 2005             By Order of the Board of Directors of
                                          Merchants Bancorp, Inc.

                                          James D. Evans, Secretary

                             MERCHANTS BANCORP, INC.
                              100 NORTH HIGH STREET
                              HILLSBORO, OHIO 45133

                                 PROXY STATEMENT
                       FOR SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON JANUARY 24, 2006

      The Board of Directors of Merchants Bancorp provides this proxy statement to you to solicit your vote on the approval of the Agreement and Plan of Merger, dated as of December 12, 2005, by and between Merchants Bancorp and MBI Merger Sub, Inc., a newly-formed subsidiary of Merchants Bancorp organized for the sole purpose of facilitating this proposed transaction. Pursuant to the Merger Agreement, MBI Merger Sub, Inc. will merge with and into Merchants Bancorp, with Merchants Bancorp continuing as the surviving corporation after the Merger. If Merchants Bancorp's shareholders approve the Merger Agreement, each shareholder of record:

o holding 100 or fewer shares of Merchants Bancorp, Inc. Common Stock as of the shareholder Record Date will receive $23.00 cash, without interest, per share from the Company for each share of Common Stock held at the Effective Time of the Merger;

o holding 1,500 or more shares as of the shareholder Record Date will continue to hold the same number of shares of Common Stock held at the Effective Time of the Merger; and

o holding more than 100 shares of Common Stock but fewer than 1,500 shares of Common Stock as of the shareholder Record Date will have the opportunity to elect to: (i) receive the per share cash consideration of $23.00 for each share of Common Stock (the "Cash Consideration") held at the Effective Time of the Merger; (ii) receive one share of a newly authorized class of Preferred Stock of the Company (the "Series A Preferred Stock") for every one share of Common Stock held at the Effective Time of the Merger; or (iii) receive a combination of Cash Consideration and Series A Preferred Stock. Shareholders who elect to receive a combination of Cash Consideration and Series A Preferred Stock may determine at their election the whole number of their Common Shares as to which they wish to receive the Cash Consideration and the whole number of their Common shares as to which they elect to receive shares of Series A Preferred Stock. Any such election must be made with respect to whole shares of Common Stock only, and no election can be made which would result in the issuance of a fractional share of Series A Preferred Stock. All such shareholders will be entitled to receive the amount of Cash Consideration and/or Series A Preferred Stock so elected upon the consummation of the proposed transactions. However, the Board of Directors has expressly reserved the right to re-evaluate the desirability of completing the proposed transactions in the event the Company would be required to acquire more than 160,000 of its Common Shares for cash, either pursuant to the terms of the Merger or pursuant to dissenters' rights of appraisal.

      Shares of Series A Preferred Stock will be less liquid than shares of the Company's Common Stock, will have no voting rights, and will not be registered under Section 12 of the Securities Exchange Act of 1934. Shares of Series A Preferred Stock have a term of 20 years from the date of issuance and are also callable at the option of the Company any time after the fifth year following the date of issuance, or at any other time in the event the Company has entered into an agreement or other arrangement which, if effected, would result in a "change in control," as that term is defined in the proposed certificate of amendment to the Company's Amended and Restated Articles of Incorporation attached hereto as Appendix D. In the event such shares are called in connection with a change in control transaction, each holder thereof shall receive the per share Principal Amount of $23.00. If the shares are called otherwise than in connection with a change in control transaction, such holders shall receive the per share cash amount of $24.15, which amount includes a 5% premium over the Principal Amount. If the Company does not exercise its option to call shares of Series A Preferred Stock prior to the expiration of the 20 year term, holders shall receive the Principal Amount for each share held at the completion of such term.

      Shareholders have the option of dissenting from the Merger transaction and receiving the fair cash value for their Common Stock pursuant to Section 1701.85 of the Ohio Revised Code. Below is a summary of the steps which you must take if you wish to exercise dissenters' rights with respect to the Merger.

o To be entitled to dissenters' rights as a shareholder, you must be the record holder of the dissenting shares as of the Record Date. If you have a beneficial interest in shares of the Company's Common Stock that are held of record in the name of another person, you must act promptly to cause the shareholder of record to follow the steps described below.

o You must not vote your shares in favor of the approval of the Merger. A vote "FOR" the Merger is a waiver of dissenters' rights. A proxy that is returned signed but on which no voting preference is indicated will be voted in favor of the Merger and will also constitute a waiver of dissenters' rights.

o You must serve a written demand for the fair cash value of the dissenting shares upon the Company on or before the tenth day after the shareholder vote approving the Merger. The required written demand must specify your name and address, the number of dissenting shares held of record on the Record Date of the meeting and the amount claimed as the fair cash value of the dissenting shares.

o If you and the Company cannot agree on the fair cash value of the dissenting shares, you must, within three months after service of your demand for fair cash value, file a complaint in the Court of Common Pleas of Highland County, Ohio for a determination of the fair cash value of the dissenting shares.

      After the Merger, the Company anticipates it will have approximately 271 record holders of its Common Stock. As a result, Merchants Bancorp will no longer be subject to the annual and periodic reporting and related requirements under the federal securities laws that are applicable to public companies.

      The Merger cannot occur unless the holders of a majority of the outstanding shares of Merchants Bancorp Common Stock entitled to vote at the special meeting of shareholders approve both the Merger Agreement and an amendment to Article FOURTH of the Company's Amended and Restated Articles of Incorporation to authorize the issuance of 140,000 shares of the Series A Preferred Stock. The Board of Directors has scheduled a special meeting of shareholders to vote on the Merger as follows:

                          January 24, 2006; 10:00 a.m.
                      Merchants National Bank's Main Office
                              100 North High Street
                              Hillsboro, Ohio 45133

      This document provides you with detailed information about the proposed Merger. Please see "Where You Can Find More Information" for additional information about Merchants Bancorp on file with the Securities and Exchange Commission.

      NEITHER THE PROPOSED TRANSACTION NOR THE SECURITIES OFFERED IN CONNECTION THEREWITH HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SUPERINTENDENT OF BANKING OF THE STATE OF OHIO, NOR HAVE ANY OF SUCH REGULATORY ENTITIES PASSED ON THE ACCURACY, ADEQUACY OR COMPLETENESS OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF SERIES A PREFERRED STOCK OFFERED BY MERCHANTS BANCORP, INC. IN CONNECTION WITH THE PROPOSED TRANSACTION ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER AGENCY OR COMPANY.

      The date of this proxy statement is December 21, 2005. We first mailed this proxy statement to the shareholders of Merchants Bancorp on or about that date.

                                IMPORTANT NOTICES

      Neither Merchants Bancorp Common Stock nor the Series A Preferred Stock is a deposit or bank account and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

      We have not authorized any person to give any information or to make any representations other than the information and statements included in this proxy statement. You should not rely on any other information. The information contained in this proxy statement is correct only as of the date of this proxy statement, regardless of the date it is delivered or when shares of Merchants Bancorp Common Stock are converted. By accepting receipt of this proxy statement, you agree not to permit any reproduction or distribution of its contents in whole or in part.

      We will update this proxy statement to reflect any factors or events arising after its date that individually or together represent a material change in the information included in this document.

      You should not construe the contents of this proxy statement or any communication from Merchants Bancorp, whether written or oral, as legal, tax, accounting or other expert advice. You should consult with your own counsel, accountant or other professional advisor, as appropriate.

      Merchants Bancorp makes forward-looking statements in this proxy statement that are subject to risk and uncertainties. Forward-looking statements include information about possible or assumed future results of the operations or the performance of Merchants Bancorp after the Merger is effected. When we use words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions, we are making forward-looking statements that are subject to risk and uncertainties. Various future events or factors may cause our results of operations or performance to differ materially from those expressed in our forward-looking statements. These factors include:

      (1) changes in economic conditions, both nationally and in our primary market area;

      (2) changes in governmental monetary and fiscal policies, as well as legislative and regulatory changes;

      (3) the effect of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements;

      (4) the effects of competition from other financial service providers operating in our primary market area and elsewhere; and

      (5) the failure of assumptions underlying the establishment of reserves for possible loan losses and estimations of values of collateral and various financial assets and liabilities.

      The words "we," "our," "us," and "the Company," as used in this proxy statement, refer to Merchants Bancorp, Inc. and it's wholly owned subsidiaries, collectively, unless the context indicates otherwise.

      The words "Common Stock" or "Common Shares," as used in this proxy statement, refer to the common stock of Merchants Bancorp, Inc.

                                TABLE OF CONTENTS

                                                                                              PAGE
                                                                                              ----
PROPOSAL I - APPROVAL OF THE MERGER OF MBI MERGER SUB, INC.
WITH AND INTO MERCHANTS BANCORP, INC.......................................................     1

   SUMMARY TERM SHEET .....................................................................     1

   QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING
   AND THE MERGER..........................................................................     8
   When and Where is the Special Meeting?..................................................     8
   How Many Votes Do I Have................................................................     8
   How Many Votes Can be Cast by All Shareholders?.........................................     8
   Can I Change My Vote?...................................................................     8
   What Happens if the Meeting is Adjourned to a Later Date?...............................     8
   Why Should I Vote to Approve the Plan of Merger?........................................     9
   How Will the Merger Affect the Day-to-Day Operations?...................................     9
   How Was the Cash Price for Shares of the Common Stock Determined?.......................     9
   May I Obtain a Copy of Austin Associates, LLC's Valuation Report?.......................    10
   When Will the Merger be Completed?......................................................    10
   Should I Send in My Common Stock Certificates Now?......................................    10
   Who Can Help Answer My Questions?.......................................................    10
   What Do I Need to Do Now?...............................................................    10

   SPECIAL FACTORS.........................................................................    11
   Background of the Merger Proposal ......................................................    11
   Purposes of and Reasons for the Merger Proposal ........................................    19
   Structure of the Merger ................................................................    21
   Determination of the Terms of the Merger ...............................................    24
   Financial Fairness .....................................................................    24
   Certain Consequences of the Merger; Benefits and Detriments to
         Affiliated and Non-Affiliated Shareholders .......................................    33
   Recommendation of our Board of Directors ...............................................    37
   Purposes and Reasons of MBI Merger Sub, Inc. for the Merger Proposal ...................    41
   Position of MBI Merger Sub, Inc. as to the Fairness of the Merger ......................    41
   Interests of Certain Persons in the Merger .............................................    41
   Past Contacts, Transactions, Negotiations and Agreements................................    42
   Source of Funds and Expenses ...........................................................    42
   Certain Terms of the Merger ............................................................    43
   Regulatory Requirements ................................................................    46
   Rights of Dissenting Shareholders.......................................................    47
   Material U.S. Federal Income Tax Consequences of the Merger ............................    49
   Pro Forma Effect of the Merger and Pro Forma Consolidated Financial Information
         (Unaudited).......................................................................    51
   Termination of Securities Exchange Act Registration ....................................    52

                                                                                              PAGE
                                                                                              ----
PROPOSAL II - AMENDMENT TO ARTICLES OF INCORPORATION.......................................    54
   Series A Preferred Stock................................................................    54
   Common Stock............................................................................    55
   Possible Anti-Takeover Effect of Proposal...............................................    57
   Anti-Takeover Measures Currently in Place...............................................    57
   Dividend Policy and Investment Risk.....................................................    58

INFORMATION REGARDING THE SPECIAL MEETING
OF SHAREHOLDERS............................................................................    60
   Time and Place of Meeting ..............................................................    60
   Record Date and Mailing Date ...........................................................    60
   Number of Shares Outstanding ...........................................................    60
   Purposes of Special Meeting.............................................................    60
   Dissenters' Rights .....................................................................    61
   Voting at the Special Meeting and Requirements for Shareholder Approval.................    61
   Solicitation of Proxies ................................................................    62
   Election Procedures for Certain Shareholders............................................    62

INFORMATION ABOUT MERCHANTS BANCORP AND ITS AFFILIATES.....................................    63
   Merchants Bancorp, Inc. and Merchants National Bank ....................................    63
   MBI Merger Sub, Inc.....................................................................    65
   Directors and Senior Executive Officers of Merchants Bancorp, Inc.......................    65
   Legal Proceedings.......................................................................    66
   Voting Securities Held By Directors, Executive Officers and 5% Beneficial Owners of
         Merchants Bancorp, Inc. ..........................................................    66
   Recent Affiliate Transactions in Merchants Bancorp Stock ...............................    67
   Stock Repurchases by Merchants Bancorp, Inc ............................................    67
   Market for Common Stock and Dividend Information .......................................    67
   Financial and Other Information.........................................................    69
   Future Shareholder Proposals and Communications with the Company's Board of
         Directors.........................................................................    69
   Other Matters...........................................................................    70

WHERE YOU CAN FIND MORE INFORMATION .......................................................    70

DOCUMENTS INCORPORATED BY REFERENCE .......................................................    71

APPENDICES

Appendix A  Agreement and Plan of Merger Between Merchants Bancorp, Inc. and MBI
            Merger Sub, Inc.

Appendix B  Section 1701.85 of the Ohio Revised Code

Appendix C  Fairness Opinion of Austin Associates, LLC

Appendix D  Certificate of Amendment of the Amended and Restated Articles of
            Incorporation of Merchants Bancorp, Inc.

Appendix E  Merchants Bancorp, Inc. Consolidated Pro Forma Financial Statements

Appendix F  Merchants Bancorp, Inc. Annual Report on Form 10-K for the
            Year Ended December 31, 2004

Appendix G  Merchants Bancorp, Inc. Quarterly Report on Form 10-Q for the
            Quarter Ended September 30, 2005

           PROPOSAL I - APPROVAL OF THE MERGER OF MBI MERGER SUB, INC.
                      WITH AND INTO MERCHANTS BANCORP, INC.

                               SUMMARY TERM SHEET

      This summary term sheet, together with the following Question and Answers section highlights the material information included in this proxy statement. This summary may not contain all of the information that is important to you. To understand the Merger Proposal fully, and for a more complete description of the legal terms of the Merger Proposal, you should read carefully this entire document and the other documents referenced in this document. The actual terms of the Merger are contained in the Merger Agreement, a copy of which is attached as Appendix A to this proxy statement.

o     PURPOSE OF THE TRANSACTION

      Shareholders are being asked to consider and vote to approve a transaction which will reduce the total number of record holders of Common Shares of the Company to less than 300. This will allow the Company to terminate its status as a reporting company and avoid the reporting and other SEC filing requirements attendant thereto. The Board of Directors believes that the burden and expense associated with being an SEC reporting company far outweigh any advantage of remaining an SEC reporting company. For more information, see the section captioned "Purposes of and Reasons for the Merger Proposal" beginning on page 19 of this proxy statement.

o     STRUCTURE OF THE TRANSACTION

      The transaction is structured as a merger. In general, a newly-created, wholly-owned subsidiary of Merchants Bancorp, called MBI Merger Sub, Inc., will be merged with and into Merchants Bancorp, Inc. (the "Merger"). At the effective time of the Merger (the "Effective Time"):

      o each share of Common Stock then held by a shareholder of record who as of the Record Date held 100 or fewer shares will be converted into the right to receive $23.00 in cash per share from the Company (the "Cash Consideration"). Those shareholders will cease to have any ownership interest in Merchants Bancorp;

      o each share of Common Stock then held by a shareholder of record who as of the Record Date held 1,500 or more shares will continue to represent one share of the Company's Common Stock following the Merger; and

      o each share of Common Stock then held by a shareholder of record who as of the Record Date held more than 100 but fewer than 1,500 shares of Common Stock will be converted into the right to receive: (i) the per share Cash Consideration; (ii) one share of a newly authorized Class A Preferred Stock of the Company; or (iii) a combination of Cash Consideration and Class A Preferred Stock.

      The Board decided on this structure because it allows the Company to meet its objective of reducing the number of its Common shareholders of record to below 300, while also providing a significant number of shareholders (i.e. the approximately 246 shareholders in the 101 to 1,499 Common Share range) with the option of retaining an economic interest in the Company, should they choose to do so. The Board determined not to provide this option to the shareholders owning 100 or fewer Common Shares because to do so allowed for the possibility that the total number of record holders of Series A Preferred Stock would exceed 500 following the proposed transactions, thereby requiring the Company to continue to meet the SEC reporting and filing requirements sought to be discontinued through such transactions. Additionally, the Board determined that cashing out the approximately 183 holders of 100 or fewer Common Shares was appropriate due to the inordinate consumption of administrative resources by this group relative to its aggregate ownership of less than 5% of the Company's Common Stock.

      For more information, see the section captioned "Structure of the Merger" beginning on page 21 of this proxy statement.

o     AMENDMENT TO ARTICLES OF INCORPORATION

      To facilitate the Merger, shareholders are also being asked to consider and vote to approve an amendment to Article FOURTH of the Company's Amended and Restated Articles of Incorporation to authorize the issuance of 140,000 shares of Series A Preferred stock. This number represents the approximate aggregate amount of shares held by shareholders owning more than 100 but fewer than 1,500 shares of the Company's Common Stock. The Series A Preferred Stock will be a non-voting preferred security with a term of 20 years. It will also have a "Principal Amount" of $23.00 and a preference over the Common Shares in the event the Company liquidates. At the end of the 20 year term, holders of Series A Preferred Stock will receive the per share Principal Amount. The Board has chosen to incorporate a maturity feature into the Series A Preferred Stock similar to such provisions found in debt instruments. This term was added primarily to allow holders who opt to acquire Series A Preferred Stock with a date certain for the liquidation of their investment. The Board acknowledged that the Series A Preferred Stock would lack liquidity; primarily due to the fact that it possesses no voting rights, does not participate in the capital appreciation resulting from the retention of earnings, and contains the limits on transfer discussed below. Consequently, the Board determined that a finite term of investment was in the best interest of those shareholders who opted to receive shares of Series A Preferred Stock in exchange for their shares of the Company's Common Stock. The Board briefly considered setting the maturity date for the Series A Preferred Stock at either 10 or 15 years from the date of issuance, but determined with the assistance of counsel that the longer term of 20 years was necessary for shareholders to receive tax-free treatment under the Internal Revenue Code on the exchange of their Common Stock for shares of the Series A Preferred Stock. For more information regarding the tax treatment of the proposed transaction, see the section captioned "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 49 of this proxy statement.

      The new security will be transferable, provided that transfer would not result in an increase in the number of record holders of Series A Preferred Stock. A transfer will not result in an increase in the number of record holders where the transfer: (1) consists of all the shares of Series A Preferred Stock held by the transferor; and (2) is to a single holder, including business and trust entities and multiple individuals owning jointly. The Series A Preferred Stock will also be callable by the Company after the fifth year following the date of issuance or in the event the Company enters into an agreement which would result in a change in control of the Company. In the event such shares are called in connection with a change in control transaction, each holder thereof shall receive the per share Principal Amount, in cash, of $23.00. If the shares are called by the Company otherwise than in connection a change in control transaction, such holders shall receive the per share cash amount of $24.15, which amount includes a 5% premium over the Principal Amount. If the Company does not exercise its option to call shares of Series A Preferred Stock prior to the expiration of the 20 year term, holders shall receive the Principal Amount for each share held at the completion of such term. In addition, the per share dividend received by holders of the Series A Preferred Stock will be identical in amount to any dividend received by holders of Common Stock.

      Because the principal economic value of the Series A Preferred Stock is a cash dividend payment on parity with that paid to holders of the Company's Common Stock, an investment in shares of the Series A Preferred Stock is not without economic risk. While the Company has had a relatively stable history of both earnings and semiannual dividend distributions to shareholders, the Company cannot guarantee that it will be able to continue the payment of such dividends in the future. Moreover, shares of Series A Preferred Stock are not insured by the FDIC, and, as such, the repayment to holders thereof of the Principal Amount upon maturity is in no way guaranteed. For more information regarding the ability of the Company and its commercial bank subsidiary to pay dividends, see the section captioned "Common Stock" beginning on page 55 of this proxy statement.

      Given the general terms and anticipated illiquidity of the Series A Preferred Stock, shareholders owning more than 100 but fewer than 1,500 shares of Common Stock are strongly advised to consider the desirability of being committed to an investment in shares of the Series A Preferred Stock for the entire 20 year term. In addition, the consideration to be received by holders of Series A Preferred Stock, either upon completion of the 20 year term or in the event such shares are called by the Company, may not be commensurate with the value of such shares at that time. A general comparison of the terms of the Common Stock and the Series A Preferred Stock is provided below. See Proposal II beginning on page 54 of this proxy statement for more information on the relative rights and preferences of the Series A Preferred Stock.

                              TERM COMPARISON CHART

        TERM                        COMMON STOCK                       SERIES A PREFERRED STOCK
-------------------    -------------------------------------    ---------------------------------------
Voting Rights          One vote on all matters per share;       None
                       cumulative voting in the election of
                       directors

Preemptive Rights      None                                     None

Dividend               Rights As declared by the board out      As declared by the board out of funds
                       of funds legally available therefore;    legally available therefore; preference
                       no dividend payable unless first paid    over holders of Common Stock
                       to holders of Series A Preferred

Conversion Rights      None                                     None

Transfer Rights        Freely transferable                      Freely transferable insofar as
                                                                transfer would not increase record
                                                                ownership

Liquidation Rights     Subordinated to holders of Series A      Preference over holders of Common
                       Preferred

Callability            Not callable                             Callable at Company's option after
                                                                5th year following issuance or in
                                                                connection with a "Change in Control"
                                                                event

Antidilution Rights    None                                     Adjustments tied to adjustments in
                                                                the number of outstanding Common
                                                                Shares

Term                   Perpetual Term                           Series A Preferred mature on the 20th
                                                                anniversary following the date of
                                                                issuance, at which time all holders
                                                                thereof will receive the principal
                                                                amount of $23.00 per share

o     ELECTION PROCEDURES FOR CERTAIN SHAREHOLDERS

      If you are a shareholder who, as of the Record Date, held more than 100 shares of Common Stock but fewer than 1,500 shares of Common Stock, you must make your election regarding the receipt of the Cash Consideration or Series A Preferred Stock on the proxy card provided with this proxy statement. You may elect to receive a combination of Cash Consideration and Series A Preferred Stock in exchange for your shares of Common Stock. Shareholders who elect to receive a combination of Cash Consideration and Series A Preferred Stock may determine at their election the whole number of their Common Shares as to which they wish to receive the Cash Consideration and the whole number of their Common shares as to which they elect to receive shares of Series A Preferred Stock. Any such election must be made with respect to whole shares of Common Stock only, and no election can be made which would result in the issuance of a fractional share of Series A Preferred Stock. If you fail to specify any election on the enclosed proxy card, you will be deemed to have elected to receive only Cash Consideration in exchange for your Common Stock. All such shareholders will be entitled to receive the amount of Cash Consideration and/or Series A Preferred Stock so elected upon the consummation of the proposed transactions. However, the Board of Directors has expressly reserved the right to re-evaluate the desirability of completing the proposed transactions in the event the Company would be required to acquire more than 160,000 of its Common Shares for cash, either pursuant to the terms of the Merger or pursuant to dissenters' rights of appraisal. For more information, see the section captioned "Election Procedures for Certain Shareholders" beginning on page 62 of this proxy statement.

o     VOTE REQUIRED TO APPROVE AMENDMENT TO THE ARTICLES AND THE MERGER
TRANSACTION

      The Company's Articles of Incorporation and the Merger Agreement provide that the Merger must be approved by the affirmative vote of a majority of the Company's outstanding shares of Common Stock. The amendment to the Company's Articles of Incorporation to create the new class of Series A Preferred Stock also requires the affirmative vote of a majority of the Company's outstanding shares of Common Stock.

      The record date for determining who is entitled to vote at the special meeting has been fixed as the close of business on December 5, 2005 (the "Record Date"). On that date, there were 2,666,650 shares of Common Stock outstanding. Directors and senior executive officers of the Company currently own approximately 24.14% of the Company's outstanding Common Stock. All of Merchants Bancorp's directors and executive officers intend to vote in favor of the Merger proposal.

      For more information, see the section captioned "Voting at the Special Meeting and Requirements for Shareholder Approval" beginning on page 61 of this proxy statement.

o     RECOMMENDATION OF THE BOARD OF DIRECTORS

      The Board of Directors of Merchants Bancorp has unanimously approved the Merger transaction and recommends that you vote to approve the transaction. The Board of Directors believes that the transaction is fair to all Merchants Bancorp shareholders, including the non-affiliated Merchants Bancorp shareholders. For more information, see the section captioned "Recommendation of our Board of Directors" beginning on page 37 of this proxy statement.

o     AUSTIN ASSOCIATES, LLC'S FAIRNESS OPINION

      Austin Associates, LLC, Merchants Bancorp's independent financial advisor, delivered to the Board of Directors a written opinion dated August 24, 2005, stating that the consideration to be paid in connection with this Merger is fair to the shareholders of the Company. The full text of this opinion is attached as Appendix C to this proxy statement. Please read this opinion. For more information, also see the section captioned "Financial Fairness" beginning on page 24 of this proxy statement.

o     POTENTIAL CONFLICTS OF INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS

      The executive officers and directors of Merchants Bancorp and the Bank may have interests in the transaction that are different from your interests as a shareholder, or relationships that may present conflicts of interest. For example, each member of the Board of Directors and each executive officer holds of record 1,500 or more shares of the Company's Common Stock. Consequently, the Company's directors and executive officers will increase their percentage ownership interest in Merchants Bancorp as a result of the completion of the Merger. The following table sets forth information as of the Record Date with respect to each of the directors, executive officers, and all directors and executive officers as a group before and their anticipated ownership after the Merger. The information provided below assumes 2,666,650 issued and outstanding Common Shares prior to the Merger, and 2,547,122 Common Shares issued and outstanding following the Merger.

                                    PRIOR TO MERGER                 AFTER MERGER
                              ---------------------------   ---------------------------
                                NUMBER OF     PERCENT OF     NUMBER OF      PERCENT OF
                                 SHARES         SHARES         SHARES         SHARES
NAME AND ADDRESS              BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY
OF BENEFICIAL OWNER              OWNED           OWNED          OWNED          OWNED
---------------------------   ------------   ------------   ------------   ------------
William Butler                   41,230          1.55%          41,230         1.62%

Jack Walker                      22,000          0.83%          22,000         0.86%

Paul W. Pence, Jr.              148,695          5.58%         148,695         5.84%

James R. Vanzant                  1,500          0.06%           1,500         0.06%

Robert Hammond                    3,000          0.11%           3,000         0.12%

Donald Fender, Jr.              407,000         15.26%         407,000         15.98%

James D. Evans                   11,804          0.44%          11,804         0.46%

Richard S. Carr                   8,400          0.32%           8,400         0.33%

ALL DIRECTORS AND EXECUTIVE     643,629         24.14%         643,629        25.27%
OFFICERS AS A GROUP (11):

o     DISSENTERS' RIGHTS

      This transaction will allow all shareholders of record, including those shareholders retaining their Common Shares, to exercise dissenters' rights to appraisal pursuant to Section 1701.85 of the Ohio Revised Code. Such shareholders have the right to dissent from the Merger and to receive payment in cash for the appraised fair value of the Company's Common Shares. In order to do this, a shareholder of record must follow the general steps outlined below.

1. Must be a shareholder of record. To be entitled to dissenters' rights as a shareholder, you must be the record holder of the dissenting shares as of the Record Date.

2. Do not vote in favor of the Merger. You must not vote shares as to which you seek fair cash value in favor of the approval and adoption of the Agreement and Plan of Merger and the Merger contemplated by the Agreement and Plan of Merger at the special shareholders meeting. A vote "FOR" the Merger is a waiver of dissenters' rights. A form of proxy that is returned signed but on which no voting preference is indicated will be voted in favor of the Merger and will constitute a waiver of dissenters' rights. Failure to submit a form of proxy does not constitute a waiver of dissenters' rights.

3. Filing a written demand. You must serve a written demand for the fair cash value of the dissenting shares upon the Company on or before the tenth day after the shareholder vote approving the Agreement and Plan of Merger and the Merger.

4. Delivery of certificates for placement of a legend. If requested by the Company, you must submit your certificates for dissenting shares to the Company within 15 days after the Company sends its request for endorsement on the certificates by the Company of a legend that a demand for fair cash value has been made. The certificates will be returned promptly to you by the Company.

5. Petitions to be filed in court. If you and the Company cannot agree on the fair cash value of the dissenting shares, you must, within three months after service of your demand for fair cash value, file a complaint in the Court of Common Pleas of Highland County, Ohio, for a determination of the fair cash value of the dissenting shares. The court, if it determines that you are entitled, will order that you be paid the fair cash value per share.

      The procedures for perfecting dissenters' rights and receiving the fair cash value of dissenting shares pursuant to Section 1701.85 are described more fully in the section captioned "Rights of Dissenting Shareholders" beginning on page 47 of this proxy statement. A copy of Ohio Revised Code Section 1701.85 is also provided as Appendix B to this proxy statement. FAILURE TO COMPLY PRECISELY WITH ALL PROCEDURES REQUIRED BY OHIO LAW MAY RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

      The Board of Directors has reserved the express right to re-evaluate the desirability of completing this transaction in the event the Company would be required to acquire more than 160,000 of its issued and outstanding Common Shares in exchange for cash, either pursuant to the express terms of the Merger or pursuant to the exercise of dissenters' rights of appraisal.

o     FEDERAL INCOME TAX CONSEQUENCES

      A shareholder who receives cash in the Merger will generally be taxed on receipt of the Merger consideration if and to the extent that the amount received exceeds tax basis in the Common Stock. The receipt of Series A Preferred Stock in the Merger will generally be a non-taxable event. Determining the tax consequences of the Merger can be complicated. You should consult your financial and tax advisors in order to understand fully how the Merger will affect you. For more information, see the section captioned "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 49 of this proxy statement.

o     ACCOUNTING TREATMENT

      The Merger is between the Company and a wholly-owned shell subsidiary that has no assets or liabilities. Except for the shareholders that will receive cash consideration, the Merger is an exchange of equity interests between related entities. Therefore, for accounting purposes, the reporting basis of the assets and liabilities would not change.

                           QUESTIONS AND ANSWERS ABOUT
                       THE SPECIAL MEETING AND THE MERGER

      The following questions and answers are intended to briefly address commonly asked questions regarding the special meeting and the Merger. These questions and answers may not address all questions that may be important to you as a shareholder. Please refer to the more detailed information contained elsewhere in this proxy statement, the appendices to this proxy statement, and the documents referred to or incorporated by reference in this proxy statement.

WHEN AND WHERE IS THE SPECIAL MEETING?

      The meeting will be held on January 24, 2006, at 10:00 a.m., local time, at Merchants National Bank's Main Office, located at 100 North High Street, Hillsboro, Ohio 45133.

HOW MANY VOTES DO I HAVE?

      You will have one vote for every share of Common Stock you owned on the Record Date.

HOW MANY VOTES CAN BE CAST BY ALL SHAREHOLDERS?

      As of the Record Date, 2,666,650 shares of Common Stock were issued and outstanding and held of record by approximately 700 shareholders.

CAN I CHANGE MY VOTE?

      Yes, just send in a new proxy with a later date, or send a written notice of revocation to the corporate secretary at the address on the cover of this proxy statement. If you attend the special meeting and want to vote in person, you can deliver a written revocation of your proxy to the secretary at the meeting.

WHAT HAPPENS IF THE MEETING IS ADJOURNED TO A LATER DATE?

      Your proxy will be good and may be voted at the adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

WHY SHOULD I VOTE TO APPROVE THE PLAN OF MERGER?

      The Board of Directors believes that the Merger is in the best interests of all Merchants Bancorp shareholders. The Merger will reduce the number of record holders of shares of Common Stock to below 300 persons, which will then allow termination of the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Board believes that the monetary expense and the burden to management incident to continued compliance with the 1934 Act significantly outweigh any material benefits derived from continued registration of the shares.

      The Merger will also serve as a source of liquidity for those shareholders who receive cash for their shares. The Board recognizes that there is no active trading market for the Common Stock and no market is expected to develop upon consummation of the Merger. The Board believes that the Merger provides a means for those shareholders with a limited number of shares to receive cash for their shares at a fair price and without out-of-pocket costs.

HOW WILL THE MERGER AFFECT THE DAY-TO-DAY OPERATIONS?

      The Merger will have very little effect on the operations of either Merchants Bancorp or Merchants National Bank, its wholly owned subsidiary (the "Bank"). The Bank will continue to conduct its existing operations in the same manner as now conducted. Except with respect to the Amendment to the Company's Articles of Incorporation to provide for the newly authorized Series A Preferred Stock, the charter documents of the Company will remain in effect and unchanged by the Merger. No changes to the charter documents of the Bank are proposed in connection with the Merger. The deposits of the Bank will continue to be insured by the FDIC. After the Merger is completed, the current officers and directors of the Bank will continue to hold the positions each now holds with the Bank, and the Bank will continue to be regulated by the same agencies as before the Merger. The only significant change in operations will be that Merchants Bancorp will no longer file reports and proxy statements with the SEC.

HOW WAS THE CASH PRICE FOR SHARES OF THE COMMON STOCK DETERMINED?

      The Board of Directors retained Austin Associates, LLC, an independent financial advisor experienced in the financial analysis and valuation of financial institutions, to assist the Board in determining a fair price for the shares of Common Stock to be purchased by Merchants Bancorp in the Merger transaction. Austin Associates, LLC delivered a valuation report to the Board valuing the Common Stock at $23.00 per share. The Board of Directors considered the independent valuation and other factors and, with the recommendation of Austin Associates, LLC, determined that the cash consideration under the Merger Agreement should be $23.00 per share. Subsequently, Austin Associates, LLC issued an opinion to the Board of Directors that the cash consideration to be paid under the Merger Agreement was fair, from a financial point of view, to the shareholders receiving either cash or Series A Preferred Stock in the Merger. A copy of the fairness opinion of Austin Associates, LLC is attached as Appendix C to this proxy statement for your review.

MAY I OBTAIN A COPY OF AUSTIN ASSOCIATES, LLC'S VALUATION REPORT?

      In connection with Austin Associates, LLC's fairness opinion, Austin Associates, LLC has prepared and delivered to Merchants Bancorp a valuation report that details the valuation principles and methodologies used to determine the fairness of the proposed transaction. You or your representative (designated in writing) may inspect and copy the valuation report at the Bank's main office during regular business hours, or you may request a copy of the report upon written request and at your expense. Please send in your written request to the address set forth on the cover page of this proxy statement.

      The SEC also maintains an Internet world wide website that contains reports, proxy statements and other information about issuers, including Merchants Bancorp, who file electronically with the SEC. The address of that site is http://www.sec.gov. Merchants Bancorp and the Merger subsidiary have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 in connection with the transactions described in this proxy statement. As permitted by the SEC, this proxy statement omits certain information contained in the
Schedule 13E-3. A copy of the valuation report is attached as an exhibit to the Company's Schedule 13E-3 and is available for inspection electronically at the SEC's website.

 WHEN WILL THE MERGER BE COMPLETED?

      We plan to complete the transaction during the first quarter of 2006 so that registration of the Common Stock can also be terminated in the first quarter of 2006.

SHOULD I SEND IN MY COMMON STOCK CERTIFICATES NOW?

      No. After the Merger transaction is completed, all shareholders owning 1,500 or fewer of the Company's Common Shares will receive written instructions for exchanging their Common Stock certificates for cash or shares of Series A Preferred Stock, as the case may be.

WHO CAN HELP ANSWER MY QUESTIONS?

      If you have any questions about the special meeting or any of the items to be considered by the shareholders at the meeting, or if you need additional copies of the enclosed materials or proxy, you should contact either Paul W. Pence, President and Chief Executive Officer, or James D. Evans, Executive Vice President and Secretary, at (937) 393-1993 or toll free at (800) 875-1993. Written requests can be made to these individuals at the following address:
Merchants National Bank, 100 North High Street, Hillsboro, Ohio 45133.

WHAT DO I NEED TO DO NOW?

   o Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the meeting. If you sign and return your proxy but do not include instructions on how to vote, your shares will be voted "FOR" the proposal to approve and adopt the Merger Agreement and the proposed amendment to the Company's Articles of Incorporation creating the new Series A Preferred Stock.

   o If you are a shareholder who holds more than 100 shares of Common Stock but fewer than 1,500 shares of Common Stock, you must make your election to receive the Cash Consideration, shares of Series A Preferred Stock, or some combination thereof, on the proxy card provided with this proxy statement. Shareholders who elect to receive a combination of Cash Consideration and Series A Preferred Stock may determine at their election the whole number of their Common Shares as to which they wish to receive the Cash Consideration and the whole number of their Common shares as to which they elect to receive shares of Series A Preferred Stock. Any such election must be made with respect to whole shares of Common Stock only, and no election can be made which would result in the issuance of a fractional share of Series A Preferred Stock. If you fail to specify your election on the enclosed proxy card, you will be deemed to have elected to receive the Cash Consideration in exchange for your Common Stock.

   o For a more complete description of voting at the shareholders' meeting, see the section entitled "Information Regarding the Special Meeting of Shareholders".

                                 SPECIAL FACTORS

BACKGROUND OF THE MERGER PROPOSAL

      Merchants Bancorp, Inc., the holding company for Merchants National Bank, was organized in 1996. Because of its aggregate amount of assets and number of record shareholders, the Company was required in 2002 to register with the Securities and Exchange Commission in accordance with Section 12(g) of the Securities Exchange Act of 1934, as amended. As an SEC reporting company, Merchants Bancorp is currently required to prepare and file with the SEC, among other items, the following:

      o     Annual Reports on Form 10-K;

      o     Quarterly Reports on Form 10-Q; and

      o Proxy Statements and related materials as required by Regulation 14A under the Securities Exchange Act of 1934, as amended.

      The costs associated with these reports and other filing obligations comprise a significant corporate overhead expense. These costs include securities counsel fees, auditor fees, costs of printing and mailing the SEC documents and the costs associated with preparing and filing the SEC reports and other filings. These SEC registration-related expenses have been increasing over the years, and we believe that they will continue to increase. A principal reason behind pending increases in compliance costs is the enactment of the Sarbanes-Oxley Act of 2002 and the additional rules and regulations of the SEC related to the Act. In particular, the Company's compliance with SEC regulations governing the implementation of Section 404 of Sarbanes-Oxley would require significant expense on the part of the Company. Section 404 requires management to assess and report on the Company's internal control structures and procedures for financial reporting.

Management's report is required under Section 404 to be included in the Company's annual report on Form 10-K, and the Company's registered public accounting firm is also required to attest to and report on management's assessment. Consequently, as more thoroughly discussed below, we decided to evaluate the costs and benefits of being a public company at this time in light of the enactment of the Sarbanes-Oxley Act of 2002, the additional rules and regulations of the SEC related to the Act, and the additional time and costs associated in complying with the Act, particularly Section 404 thereof. Set forth in the table below is a breakdown of our historical and estimated external and internal expenses related to our SEC reporting obligations.

                    PAST AND PROJECTED EXTERNAL AND INTERNAL
                             SEC REPORTING EXPENSES

                                                                   Estimated   Estimated   Estimated
                                2002(1)      2003         2004      2005(2)       2006        2007
                               ---------   ---------   ---------   ---------   ---------   ---------
Audit and Audit-Related
Fees(3)                        $ 102,385   $  30,700   $  34,500   $  37,000   $  40,700   $  44,770
Section 404(4)                         -           -      35,750     301,900     206,375     216,695
Legal Counsel(5)                  17,961      13,767       5,972       8,000       9,000      10,000
Corporate Communications          10,651       7,473       5,495       5,510       6,000       6,300
Internal Compliance Costs(6)      51,435      54,160      57,000     195,000     148,000     155,410
                               ---------   ---------   ---------   ---------   ---------   ---------
Total                          $ 182,432   $ 106,100   $ 138,717   $ 547,410   $ 410,075   $ 432,932

-----------
(1) Includes costs associated with initial registration under the Securities Exchange Act of 1934.

(2) Not including any fees or expenses paid in connection with the proposed going-private transaction.

(3) 2005 projections are based on preliminary fee estimates provided by the Company's registered public accounting firm, Deloitte & Touche LLP. Projections for 2006 and 2007 were calculated by the independent Company through the application of a 10% rate of inflation to the 2005 projections provided by Deloitte & Touche, LLP.

(4) Projections through 2007 include preliminary fee estimates from the Company's current internal auditor, BKD, LLP and its independent registered public accounting firm, Deloitte & Touche LLP. While technical compliance by the Company with Section 404 of Sarbanes-Oxley would not be required until its 2006 reporting year, the Company had made the determination to finalize readiness preparations during its 2005 reporting year.

(5) Projections for 2005 through 2007 were provided by the Company's outside legal counsel, Shumaker, Loop & Kendrick, LLP

(6) Actual expenses through 2004 and projections through 2007 include time expended by senior management and personnel in report preparation and oversight, and in the establishment and maintenance of revised internal controls. Projections for 2005 through 2007 include estimates for the addition of staff, including a Chief Financial Officer, to handle certain internal control functions.

      As indicated above, projected expenses related to the application of new requirements under Section 404 of the Sarbanes-Oxley Act, including the addition of staff to handle internal compliance functions, account for the material portion of the aggregate expense increases projected for the 2005 through 2007 reporting years.

      On June 8, 2004, Merchants Bancorp retained Austin Associates, LLC ("Austin Associates"), an independent financial advisor experienced in the financial analysis and valuation of financial institutions, to assist it in developing a strategic plan for the years 2005-2007, and on

October 26, 2004, the Board of Merchants Bancorp approved the strategic plan in its entirety. Numerous strategic and operational initiatives were outlined in the strategic plan. One key portion of the plan outlined certain strategic initiatives concerning geographic expansion, shareholder relations, value enhancement strategies and changes to the structure of the Company's Board and the Committees thereunder. With respect to shareholder relations and value enhancement, this section proposed that the Company begin considering the possibility of going-private at some point during the first quarter of 2005 as means of reducing the expenses described above and enhancing shareholder value. In this regard, this section of the strategic plan specifically noted the following:

            The Company will continue to expend at least $100,000 annually complying with its SEC reporting obligations;

            o Continued reporting to the SEC is unlikely to provide shareholders with any tangible value in the long-term;

            o The Company currently has over 800 shareholders, with the largest 300 shareholders holding 97 percent of the outstanding shares;

            o In order to discontinue reporting with the SEC, the Company would need to reduce its number of record shareholders to below 300, which would require the elimination of over 500 shareholders but only 80,000 shares (3% of outstanding shares); and

            o The repurchase of this amount (or more) of capital can be funded with internal capital or with the issuance of trust preferred securities without jeopardizing the Company's regulatory capital position.

      Other relevant sections of the strategic plan included the establishment of specific financial goals for the Board of Directors which could be used to:
(i) benchmark actual Company results to specific plan objectives; (ii) evaluate and reward management performance; and (iii) project value enhancement potential for shareholders. Relevant exhibits to the plan included a summary of the Company's financial performance versus its peer group, a market analysis, and the Company's financial projections through 2007. You or your representative (designated in writing) may inspect and copy the strategic plan at the Bank's main office during regular business hours, or you may request a copy upon written request and at your expense. Please send in your written request to the address set forth on the cover page of this proxy statement. The plan is also attached as an exhibit to the Company's Schedule 13E-3 and available for inspection electronically at the SEC's website.

      In accordance with the strategic directive related specifically to consideration of a going-private transaction, on January 11, 2005 the Board voted to both further study the issue of going-private and to engage Austin Associates to analyze the financial impact and feasibility of undertaking a going-private transaction. The Board also contacted its independent registered public accounting firm, Deloitte & Touche LLP, and its corporate counsel, Shumaker, Loop & Kendrick, LLP ("SLK"), at this time to apprise them of its determination to consider terminating registration of the Common Stock with the SEC. The Company did not consult any financial advisor other than Austin Associates regarding either the preparation of its strategic plan or the analysis of the financial impact and feasibility of going-private. This decision was a result of both the Company's satisfaction with the quality of work performed by Austin Associates on previous engagements and the reputation of Austin Associates within the banking community.

      From a timing perspective, the Board determined that its evaluation of a going-private transaction was appropriate because the SEC regulations governing the implementation of Section 404 of the Act were set to go into effect for the Company's 2006 fiscal year, and compliance by the Company in response to those regulations would require significant expense. Since its determination, however, the SEC has delayed the effectiveness of these regulations until the Company's 2007 fiscal year.

      The engagement of Austin Associates led to a meeting on February 23, 2005 at which Rick Maroney of Austin Associates presented the Board of Directors of Merchants Bancorp with a preliminary Confidential Going-Private Analysis. You or your representative (designated in writing) may inspect and copy this Confidential Going-Private Analysis at the Bank's main office during regular business hours, or you may request a copy upon written request and at your expense. Please send in your written request to the address set forth on the cover page of this proxy statement. The Confidential Going-Private Analysis is also attached as an exhibit to the Company's Schedule 13E-3 and is available for inspection electronically at the SEC's website. In accordance with the Going Private Analysis, an overview of the most common reasons that companies consider going private was presented to the Board at this meeting, which reasons included the following:

            o     Cost savings;

            o     Lack of corporate benefit to continued filing;

            o Maintaining a manageable shareholder base to help preserve independence;

            o To better leverage capital and increase earnings per share and return on equity;

            o To position the company for election to be taxed under Subchapter S of the Internal Revenue Code; and

            o To allow the company to refocus attention of management from quarterly performance to long-term performance.

      Information regarding the general transaction options for going private was also presented at the February 23, 2005 meeting. These options included a reverse stock split, a voluntary tender offer, and an affiliate combination involving the Merger of a wholly-owned subsidiary with and into Merchants Bancorp. The analysis presented to the Board determined, among other things, that: (i) pending a formal valuation, a reasonable range of repurchase prices would likely be in the range of $22.00 to $24.00 per share; (ii) Merchants Bancorp had the financial capacity to fund the going-private transaction without additional capital; and (iii) the pro forma financial results indicated that reasonable financial benefits would accrue to the remaining shareholders within the range of prices analyzed. The Board was also presented with a general procedural structure for engaging in further analysis and deliberations regarding the going private process. The Board was advised to: (1) evaluate the general advantages and disadvantages of being a reporting company; (2) analyze the Company's shareholder base to determine a desired ownership threshold above which shareholders would retain their current interest in the Company; (3) determine the value to be paid for repurchased shares and the most appropriate means of financing the repurchase; (4) determine the financial benefit of going private to the Company; and (5) review all relevant legal considerations involved in going private. After reviewing these preliminary conclusions and considerations, the Board determined to move forward with a formal valuation and more detailed analysis of the transaction. A chronology of the further deliberations undertaken by the Board of Directors is set forth below.

      On March 22, 2005, the Board of Directors met to discuss the advantages and disadvantages of being a public company, any regulatory issues, and alternatives to providing all cash consideration to shareholders being eliminated as a result of the going private transaction. Tom Blank of Shumaker, Loop & Kendrick, LLP discussed the following advantages of being an SEC registered company.

            o More disclosure by the company makes shareholders feel more secure about their investment.

            o Registration allows for potentially increased liquidity by permitting its listing on an exchange or trading over the counter.

            o Investors have the ability to read and analyze company information online, from the SEC web site.

            o Registration makes it easier to raise additional capital through the sale of Company stock, or to use Company stock to engage in an acquisition transaction.

      Mr. Blank also outlined the following disadvantages, particularly as they apply to Merchants Bancorp, Inc., of being registered with the SEC.

            o Increased expenses related to compliance with SEC reporting obligations and corporate governance requirements under the Sarbanes-Oxley Act may place Merchants Bancorp at a competitive disadvantage.

            o Management's time and efforts are inordinately expended on compliance matters, as opposed to the operation of the Company and its subsidiary bank.

            o SEC regulations do not generally take into account smaller firms, rather they only have one approach for all firms. This makes it too expensive, especially for small firms, like Merchants Bancorp, Inc.

      Based upon these discussions, the Board concluded that any benefits from being a registered company are substantially outweighed by the burden on management and the projected expense estimates likely to be incurred by the Company as a result of its SEC reporting obligations. In addition, the Board determined that the number of record holders of the Company's Common Shares must be reduced below 300 persons in a transaction that would be deemed by the SEC to be a "going private" transaction in order to terminate the registration of the Merchants Bancorp Common Stock with the SEC. A review by the Board of stock records confirmed that if Merchants Bancorp repurchased all of the shares of every shareholder of record owning fewer than 1,500 shares of Common Stock, approximately 271 total record shareholders would remain after the purchases were completed, and 271 total shareholders is comfortably below the 300 shareholder threshold required to terminate SEC registration. The Board also discussed alternatives to providing all-cash consideration to departing holders of Common Shares in connection with the going private transaction. Following that discussion, the Board proposed the following basic structure for the "going private" transaction:

            o Shareholders owning 100 or fewer Common Shares of the Company would receive cash in exchange for their Common Shares;

            o Shareholders owning more than 100 but fewer than 1,500 Common Shares of the Company would have the option of choosing between either cash or shares of a proposed new class of preferred stock of the Company, the economic terms of which would be similar to the Company's Common Shares; and

            o Shareholders owning 1,500 or more Common Shares of the Company would retain their Common Shares without change.

      The Board decided on this general structure out of consideration to the Company's shareholders, many of whom have been affiliated with the Company for a long time. This basic structure allows the Company to meet its objective of reducing the number of its Common shareholders of record to below 300, while also providing a significant number of shareholders (i.e. the approximately 246 shareholders in the 101 to 1,499 Common Share range) with the option of retaining an economic interest in the Company, should they choose to do so. The Board determined not to provide this option to the approximately 183 shareholders owning 100 or fewer Common Shares because to do so could result in the total number of record holders of Series A Preferred Stock exceeding 500 and thereby require the Company to continue to meet the SEC reporting and filing requirements sought to be discontinued through the proposed transactions. Additionally, the Board determined that cashing out the approximately 183 holders of 100 or fewer Common Shares was appropriate due to the inordinate consumption of administrative resources by this group relative to its aggregate ownership of less than 6% of the Company's Common Stock.

      At its April 12, 2005 meeting, the Board of Directors finalized the material terms for the Series A Preferred Stock to be offered in connection with the Merger.

      At the April 26, 2005 meeting, the Board of Directors discussed the current costs and continued increase in expenses associated with the Company's registration as a public company. The Board reviewed future increases in expenses anticipated as a result of the implementation of the Sarbanes-Oxley Act of 2002. Management reported that direct and indirect costs for the 2004 reporting year were approximately $138,717, and they were expected to increase to approximately $547,410 by 2005 and taper off to approximately $432,932 by 2007. The projected 2007 expenses represent an increase of approximately 212% over the Company's expenses for the 2004 reporting year. The Board also discussed the minimal trading activity of Merchants Bancorp, Inc. stock. For example, the following table sets forth for the period indicated the number of days that any shares of Merchants Bancorp's Common Stock were known by the Company to have been traded and the total number shares traded during the period:

                          Number of Days on Which Any    Total Volume of Share
        Period            Shares Traded During Period    Traded During Period
-----------------------   ---------------------------    ---------------------
1/1/2004 to 3/31/2004               6 days                    8,114 shares
4/1/2004 to 6/30/2004               5 days                    9,164 shares
7/1/2004 to 9/30/2004               5 days                   23,449 shares
10/1/2004 to 12/31/2004             8 days                   12,787 shares
1/1/2005 to 3/31/2005               7 days                   15,886 shares
4/1/2005 to 6/30/2005               5 days                   15,102 shares

      Based upon these discussions, the Board determined that the burden on management and the expense of the SEC reporting and other filing obligations outweighs any benefit from the SEC registration of our Common Stock. At this meeting, the Board of Directors also resolved to direct management to retain both legal counsel and an investment firm to conduct a valuation study, and the Board adopted a motion authorizing President Pence to accept the respective proposals from both SLK and Austin Associates. All Board members approved the motion. As a result, the investment banking firm Austin Associates was selected to conduct a valuation study and provide a fairness opinion in connection with the transaction, and SLK was retained to provide the legal services for the going private transaction. The Board also authorized management, with the assistance of counsel, to prepare an amendment to the Company's articles of incorporation to provide for the new class of preferred shares to be offered in connection with the proposed going private transaction.

      On June 24, 2005, the Board met to review the valuation report being submitted by Austin Associates and to discuss and finalize the structure by which the Company would complete its going private transaction. Rick Maroney of Austin Associates presented the results of its valuation study, indicating a fair value determination of $23.00 per share. Included in the valuation report of Austin Associates was a pro forma analysis of the proposed transaction at cash-out prices ranging from $23.00 to $25.00 per share. In determining the $23.00 per share cash-out price the Board discussed and considered that: (i) the $23.00 price already represented a 15% premium to the current market price; (ii) the $23.00 price was 9.5% higher than the $21.00 price paid to repurchase a block of stock in late 2003; and (iii) a higher cash-out price would further reduce the company's capital ratios and increase the amount of book value dilution incurred in the transaction. Consequently, the Board selected the $23.00 per share price to pay to shareholders receiving cash in the transaction and to set the par value of those shares converted into preferred stock of the company. A detailed description of this valuation study is contained in this proxy statement in the section captioned "Financial Fairness" at page 24 of this proxy statement. Mr. Maroney explained the detailed procedures performed and the financial analyses supporting the range of values. The Board members discussed the different factors involved in these procedures, and Mr. Maroney described the assumptions utilized in the valuation report. Following his presentation, Mr. Maroney was asked if his firm was prepared to issue an opinion that a price of $23.00 per share is fair from a financial perspective, and he stated that the valuation study supports a $23.00 per share price. The $23.00 purchase price was thereafter determined upon the deliberation of the Board of Directors, with the recommendation of Austin Associates. Mr. Maroney also indicated that he was prepared to issue an opinion as to the fairness of the new series of preferred shares to be received by some shareholders. The Board was aware that, as part of its analysis, Austin Associates relied on the Company's 2005 budget.

      The Board and counsel then discussed the best method for consummating the going private transaction. The Board considered the alternative structures for a going private transaction and after considerable discussion, including discussion with counsel, the Board of Directors unanimously determined that a merger with a newly chartered subsidiary was the preferred structure because:

            o a tender offer process is more expensive and, most importantly, would provide no assurances that a sufficient number of shareholders would tender their shares;

            o a reverse stock split (which would be accomplished through an amendment to the Company's Articles of Incorporation) was determined to be somewhat problematic from a practical standpoint, given the dual forms of consideration to be offered in the proposed transaction, and the uncertainty regarding how shareholders who own more than 100 but fewer than 1,500 Common Shares would choose between such forms of consideration.

      The Board determined that the Merger proposal was fair to all shareholders (including non-affiliated shareholders), generally, and specifically with respect to shareholders receiving either cash or preferred stock in the Merger. In analyzing the question of fairness, the Board considered each of the factors described in "--Recommendation of our Board of Directors" below. The Board also specifically discussed the fact that, under Ohio law, the Merger transaction would provide a statutory appraisal right for all shareholders of the Company, including those owning 1,500 or more Common Shares. In making this determination, the Board did not utilize the following procedural safeguards:

            o the Merger transaction was not structured to require separate approval by a majority of those shareholders who are not officers or directors of Merchants Bancorp or the Bank; and

            o the directors did not retain any unaffiliated representative to act solely on behalf of shareholders who are not officers or directors for purposes of negotiating the terms of the Merger transaction or to prepare a report regarding the fairness of the transaction.

      At the meeting, the Board reviewed with management a draft Merger Agreement prepared by counsel and the Board then adopted resolutions approving a form of Merger Agreement, authorizing management to proceed with the Merger transaction and to seek shareholder approval of the Merger proposal.

      Finally, the Board of Directors discussed with counsel the steps necessary to complete the going private Merger transaction. Counsel explained that a proxy statement and Schedule 13E-3 would be filed with the SEC. The Board then authorized management to begin the process of preparing the required transaction documents as well as the necessary SEC filings. The Board also requested Austin Associates to deliver its opinion with respect to financial fairness, which opinion was delivered and dated August 24, 2005. A copy of the fairness opinion provided by Austin Associates is attached as Appendix C hereto.

      The Board did not consider any alternatives to a going private transaction. Specifically, the Board did not consider a possible sale of Merchants Bancorp since no firm offers had been presented to the Board and no determination had been made that such a sale would be in the best interest of the shareholders. Further, the Board did not view a sale as an alternative that could achieve the benefits of the going private transaction, including liquidity for those shareholders being paid cash in the Merger while allowing a reduction of costs for Merchants Bancorp and those shareholders who retain their shares.

PURPOSES OF AND REASONS FOR THE MERGER PROPOSAL

      The purpose of the proposed Merger is to terminate Merchants Bancorp's status as a reporting company with the SEC, which the Board believes will reduce expenses and create shareholder value. We are aware that the advantages to being a public company, including potential investment liquidity and the possibility for use of company securities to raise capital or make acquisitions, may be important to some companies. We have not, however, taken advantage of any of these benefits and will not be in a position to do so in the foreseeable future. We believe that community banks of our size do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. Moreover, our internally-generated equity growth and limited borrowings have been sufficient to accommodate our need for capital and growth. Finally, opportunities to utilize our stock to acquire other banks have been extremely scarce and when in the rare instance they have presented themselves, our Board has not deemed those opportunities to be in the best interest of our shareholders. While the Board acknowledges that a sale of the Company might also enhance shareholder value, this option was not explored by the Board. The Company's commercial bank subsidiary is a community bank that has served its hometown market independently since 1879. The Board believes this traditional focus on community banking, with its emphasis on personal service and responsiveness to customer needs, is one of the Company's core strategic assets and best leveraged by maintaining the Company's independence. Consequently, the Board determined that a sale of the Company at this time was inconsistent with the dual strategic focus of enhancing shareholder value through cost reductions and remaining independent.

      In the Board's judgment, the registration of Merchants Bancorp stock with the SEC yields little advantage. Consequently, little justification exists for the continuing direct and indirect costs of registration with the SEC. In addition, the Board believes that management has reduced corporate overhead as much as possible, and that the majority of the corporate costs remaining are those associated with being a public company. We believe these costs will only continue to increase.

      Merchants Bancorp incurs direct and indirect costs associated with the filing and reporting requirements imposed on public companies by the 1934 Act. Examples of anticipated direct cost savings from terminating registration of the Common Stock include substantially less complicated disclosure, reduced professional and advisory fees, reduced accounting fees, reduced insurance costs, reduced printing and mailing costs for corporate communications, and reduced miscellaneous, clerical and other expenses (e.g., the word processing and electronic filings associated with SEC filings).

      Our costs associated with the routine SEC filing and reporting requirements were approximately $138,717 or just under 1.8% of our overhead expenses during 2004.

These expenses consisted of the following:

Audit and Audit-Related Fees ...................................    $34,500
Section 404 Readiness...........................................    $35,750
Securities Counsel .............................................    $ 5,972
Corporate Communications .......................................    $ 5,495
Internal Compliance Costs ......................................    $57,000

      We believe that the costs incurred during 2004 are a conservative estimate for the recurring annual cost savings that should result from the going private transaction and subsequent termination of our SEC registration. Estimates of the annual savings to be realized if the Merger is implemented are based upon (i) the actual costs of the services and disbursements in each of the above categories that are reflected in recent historical financial statements and (ii) management's estimates of the portion of the expenses and disbursements in each category believed to be solely or primarily attributable to the public company status. In some instances, management's estimates are based on information provided by third parties or upon verifiable assumptions. For example, our auditors have informed us that there will likely be a significant reduction in annual audit fees if we cease to be public as annual and quarterly reviews of SEC filings will not be needed if we no longer file reports with the SEC. Nor will the Company be required to bear the audit-related expenses of coming into compliance with new requirements mandated by Section 404 of the Sarbanes Oxley Act of 2002. Further legal costs associated with quarterly and annual SEC filings will no longer be incurred. Other estimates are more subjective. For example, we expect lower printing and mailing costs as a result of less complicated disclosure required by our private status, and the reduction in direct miscellaneous clerical and other expenses.

      The amounts set forth above do not necessarily reflect future savings, and the actual savings to be realized may be higher or lower than indicated. We expect that any savings on the part of the Company will not be realized until after the fiscal year ended December 31, 2005.

      The projected reduction in the number of total record shareholders from 700 to approximately 271 will also result in reduced expenses and less burden on management because Merchants Bancorp will have approximately 27.2% of its current number of shareholders. The decrease in number of shareholders reduces the volume of communications and amount of postage and related expenses associated with the semi-annual issuance of dividend checks to shareholders and other shareholder communications.

STRUCTURE OF THE MERGER

      Since June 30, 2002, our Company has been a publicly registered company under the Securities Exchange Act of 1934. This registration was required because our number of record shareholders as of December 31, 2001 had exceeded
500. The Merger proposal is structured as a "going private" transaction because it is intended to and, if completed, will likely result in the termination of our reporting requirements and other filing obligations under the Securities Exchange Act of 1934, as amended. The Merger has been structured so that upon consummation, Merchants Bancorp will have fewer than 300 record holders of its shares of Common Stock. Federal Securities law requires the Company to get below 300 record holders before it can deregister its stock. We have recently organized MBI Merger Sub, Inc. solely to facilitate the Merger transaction. MBI Merger Sub will be merged with and into Merchants Bancorp pursuant to the terms of the Merger Agreement attached to the Proxy Statement as Appendix A. Merchants Bancorp will be the surviving corporation to the Merger. If completed, the Merger will have the following effects.

      SHARES HELD BY SHAREHOLDERS OWNING 100 OR FEWER SHARES. At the Effective Time of the Merger, each share of Common Stock then held by a shareholder of record who as of the Record Date held 100 or fewer shares will be converted into the right to receive the per share Cash Consideration from the Company. After the Merger and payment of that amount, record holders of these shares will have no further interest in Merchants Bancorp. Record holders in this category will not have to pay any service charges or brokerage commissions in connection with the Merger or the cash payments to them. However, if such record holders hold the shares in question for the benefit of another (or others), the Company cannot guarantee the absence of transaction costs with respect to the beneficial owners of the shares in question.

      SHARES HELD BY SHAREHOLDERS OWING 1,500 OR MORE SHARES. At the Effective Time of the Merger, each share of Common Stock then held by a shareholder of record who as of the Record Date held 1,500 or more shares will remain as outstanding Common Stock of the Company unchanged as a result of the Merger.

      SHARES HELD BY SHAREHOLDERS OWNING MORE THAN 100 SHARES BUT FEWER THAN 1,500 SHARES. At the Effective Time, each share of Common Stock then held by a shareholder of record who as of the Record Date held more than 100 but fewer than 1,500 shares of Common Stock will be converted into the right to receive:
(i) the per share Cash Consideration; (ii) one share of a newly authorized Class A Preferred Stock of the Company; or (iii) a combination of Cash Consideration and Class A Preferred Stock. If you elect to receive a combination of Cash Consideration and Series A Preferred Stock, you will need to indicate on your proxy card the number of whole Common Shares as to which you elect to receive the Cash Consideration and the whole number of Common Shares as to which you elect to receive Series A Preferred Stock. All such elections must be made with respect to whole shares of Common Stock, and no election can be made which would result in the issuance of a fractional share of Series A Preferred Stock. If you fail to specify any election on the enclosed proxy card, you will be deemed to have elected to receive only Cash Consideration in exchange for your Common Stock.

      Shares of Series A Preferred Stock will be less liquid than shares of the Company's Common Stock, will have no voting rights, and will not be registered under Section 12 of the Securities Exchange Act of 1934. For more information regarding the rights, preferences and other terms of the Series A Preferred Stock, see Proposal 2.

      Again, each share of Common Stock owned by a shareholder who held of record fewer than 1,500 shares on the Record Date will be converted into the right to receive the Cash Consideration, Series A Preferred Stock, or some combination thereof. The Board selected 1,500 shares as the ownership minimum for several reasons, including to ensure that, after completion of the Merger:

      o the number of record holders of Common Stock would be less than the 300 shareholder limit necessary to terminate registration with the SEC; and

      o Merchants Bancorp would continue to maintain capital in excess of, and in full compliance with, all regulatory capital maintenance requirements.

The Board did consider using a cutoff number other than 1,500 shares. However, in reliance on management's analysis, the Board believes that using a number greater than 1,500 would not provide any significant benefit, while at the same time adding unnecessary expense to the transaction. Out of a total of 700 record shareholders, approximately 271 shareholders own 1,500 or more shares of our Common Stock. These 271 shareholders own, in the aggregate, approximately 95.5% of the outstanding shares of Common Stock. This basic structure allows the Company to meet its objective of reducing the number of its Common shareholders of record to below 300, while also providing a significant number of shareholders (i.e. the approximately 246 shareholders in the 101 to 1,499 Common Share range) with the option of retaining an economic interest in the Company, should they choose to do so. The Board determined not to provide this option to the shareholders owning 100 or fewer Common Shares because to do so allowed for the possibility that the total number of record holders of Series A Preferred Stock might exceed 500 and thereby require the Company to continue to meet the SEC reporting and filing requirements sought to be discontinued through the proposed transactions. Additionally, the Board determined that cashing out the approximately 183 holders of 100 or fewer Common Shares was appropriate due to the inordinate consumption of administrative resources by this group relative to its aggregate ownership of less than 5% of the Company's Common Stock.

      BENEFICIAL OWNERS OF SHARES OF THE COMMON STOCK. Crossing the threshold of 500 record shareholders is not difficult given the general rules the Securities and Exchange Commission ("SEC") uses to count the number of record shareholders a company has. For example, if a husband and wife jointly own shares of a company, they're counted as only one record holder with regard to those shares. However, if they each individually own shares in addition to those held jointly, they will be counted as three separate shareholders. In addition, if either the husband or wife were to also hold shares in a trust for the benefit of a child, those shares would be deemed to be held by yet another shareholder of record. Consequently, one individual can count as multiple record holders, which can cause the Company to have record ownership far in excess of actual beneficial ownership. Importantly, if you and/or any member of your immediate family hold shares of the Company in multiple accounts, as demonstrated by the above examples, the determination as to whether or not you or your family members will continue to hold your Common Shares following the proposed transaction will be made separately for each such account. Using the example provided above, if a husband and wife jointly hold 1,000 shares of the Company's Common Stock, and the husband and wife also each hold 750 shares of the Company's Common Stock in their individual names, all three accounts would have the option to receive either the per share cash consideration of $23.00 or new shares of the Series A Preferred upon the completion of the proposed transaction. This is the case even though the husband and wife collectively hold in excess of 1,500 Common Shares.

      It is also important for shareholders to understand how shares that are held in "street name" will be treated for purposes of the transaction described in this proxy statement. As of the Record Date, all record shareholder classifications (i.e. 100 shares or fewer; 101 to 1,499 shares; and 1,500 shares or more) have been fixed, and any acquisitions or dispositions of the Company's Common Shares after the Record Date will not alter such record shareholder classifications in any manner. Importantly, shareholders who have transferred their shares of Company stock into a brokerage or custodial account are no longer shown on our shareholder records as the record holder of these shares. The brokerage firms or custodians can hold the shares directly, but more typically deposit all such shares with a single nominee, such as Cede & Co. This is what is meant by "street name." While the nominee for the broker or custodian is generally considered the record holder of our stock for most purposes, this is not the case when determining whether a company has fewer than 300 record holders for purposes of going private. In such instances, the Securities and Exchange Commission deems the brokerage or custodian to be the holder of record, rather than the nominee. For purposes of the present transaction, we will be deeming that to be the case as well. Consequently, if a broker or custodian holds (or is deemed to hold) 1,500 or more of our Common Shares in the aggregate on the Record Date, then the stock held by the broker or custodian on the Effective Date of the Merger will be completely unaffected by the proposed transaction. Because the proposed transaction only affects record holders, it does not matter whether any of the underlying beneficial owners for whom that broker or custodian acts own less than 1,500 shares. At the end of this transaction, those beneficial owners will continue to beneficially own the same number of shares of our Common Stock as they did at the start of this transaction.

      Likewise, brokers or custodians that hold (or are deemed to hold) fewer than 1,500 shares will have the same rights and obligations under the Merger Agreement as other shareholders of record who own fewer than 1,500 shares. However, the beneficial holders who held their Common Shares through such brokerages or custodians as of the Record Date will have the added option of being able to retain their shares by withdrawing them from their brokerage or custodial account any time prior to the Effective Date of the Merger. These persons will be deemed to be new shareholders of record following the Record Date and will thus be unaffected by the Merger. In any event, if you hold your shares in street name, you should talk to your broker, custodian or agent to determine how they expect the transaction to affect you. Because other street name holders may hold through your broker, custodian or agent, you may have no way of knowing whether you will be entitled to retain your shares of Common Stock until you have communicated with your broker, custodian or agent.

DETERMINATION OF THE TERMS OF THE MERGER

      The structure and terms of the Merger were determined by management and the Board of Directors. Because MBI Merger Sub is an affiliated company, the terms of the Merger cannot be considered the result of arm's-length negotiations between unrelated parties. Consequently, the Board retained Austin Associates, an independent financial advisor experienced in the financial analysis and valuation of financial institutions, to value the Company's Common Stock. The consideration to be paid for the Common Stock under the Merger was determined by the Board of Directors. In making this determination, the Board of Directors relied upon a report on the valuation of the Company's Common Stock and the opinion on the fairness of the consideration to be received by shareholders owning fewer than 1,500 Common Shares in connection with the Merger, each of which was delivered by Austin Associates. See "Financial Fairness."

 FINANCIAL FAIRNESS

      The Board of Directors believes that the Merger proposal is fair to, and in the best interests of, the Company and all of its shareholders, including shareholders who will receive cash or Series A Preferred Stock for their Common Shares, as well as those shareholders who will continue to hold Common Shares of the Company. The Board of Directors also believes that the process by which the Merger is to be approved is fair to all shareholders. In reaching these conclusions, the Board in part relied on a valuation and fairness opinion prepared by Austin Associates of Toledo, Ohio.

      In addition to Austin Associates' opinion and analyses, the Board of Directors considered other factors in their evaluation of the transaction. Austin Associates' opinion and analyses should not be viewed as determinative of the views of the Board of Directors with respect to the transaction. The Board of Directors retained Austin Associates based upon its experience in the valuation of businesses and their securities in connection with going private transactions and similar transactions. Austin Associates is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services to community banks and rendering fairness opinions in connection with bank mergers and acquisitions and securities valuations. The fairness opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in cash or Series A Preferred Stock in the Merger and is not intended to constitute and does not constitute a recommendation as to whether shareholders should vote for or against the Merger. Merchant's shareholders are urged to read the text of Austin Associates' fairness opinion, which is attached hereto as Appendix C, carefully and in its entirety.

      The Board of Directors believes that the Merger proposal is fair despite the absence of statutory safeguards identified by the SEC, namely that:

      o the Board did not retain an unaffiliated representative to act solely on behalf of the shareholders who are not officers or directors, including shareholders who will receive only cash in the Merger, for the purpose of negotiating the terms of the Merger proposal or preparing a report covering the fairness of the Merger proposal; and

      o the Merger proposal is not structured so that the approval of at least a majority of those shareholders who are not officers and directors is required.

      However, despite the absence of an SEC requirement to do so, the Board did obtain an opinion from an unaffiliated third-party relating to the fairness of the cash or preferred stock consideration to be paid to certain shareholders. The Board determined that the cost of obtaining an additional fairness opinion or valuation from an unaffiliated representative for the purpose of negotiating the terms of the Merger proposal on behalf of the non-affiliated shareholders would be costly and would not provide any meaningful additional benefit.

      The Board of Directors, including all of the directors who are not employees of the Company, approved the Merger proposal, and the Board recommends that the shareholders approve the proposal. All of the members of the Board of Directors have expressed an intention to vote in favor of the Merger proposal, including the Board members who are not employees of the Company or the Bank.

      Prior to the valuation and fairness opinion engagement related to this transaction, Austin Associates was engaged periodically to provide consulting services to Merchants Bancorp. The most recent engagements included consulting services related to asset/liability management reporting and strategies, evaluating the acquisition of another commercial bank, analyzing a significant stock repurchase in 2003, and the development of the 2005-2007 strategic plan. The Board of Merchants Bancorp retained Austin Associates due to its knowledge of the company and experience in valuing securities of financial institutions. The Board did not contact other firms to receive competing proposals for the valuation and fairness opinion engagement related to this transaction. In connection with these prior engagements, the Company paid Austin Associates total fees of $25,000 in 2003; $50,000 in 2004 and $15,000 year-to-date 2005.
The Company will also pay Austin Associates a fee of $25,000 for the valuation, fairness opinion, and advisory services provided in connection with the going-private transaction, and the Company will reimburse Austin Associates for all out-of-pocket expenses incurred in connection with such services.

      The Board of Directors requested that Austin Associates provide its report on the valuation of the Common Stock and issue a fairness opinion on the price to be paid for shares of Common Stock in connection with the Merger proposal. Austin Associates determined that the fair market value of the consideration to be paid in the going private transaction was $23.00 per share. After considering all other relevant factors, the Board agreed with Austin Associates' valuation conclusion of $23.00 per share which is described in more detail later in this section.

      The Board imposed no limitations upon Austin Associates with respect to the investigations made or procedures followed in rendering the valuation or the fairness opinion. A copy of Austin Associates' fairness opinion is attached to this proxy statement as Appendix C. You or your representative (designated in writing) may inspect a copy of the valuation report at the Bank's main office during regular business hours. You or your representative (designated in writing) may also receive a copy of the report upon written request and at your expense. Please send in your written request to the address set forth on the cover page of this proxy statement. Additional information or documentation may be requested from you if necessary to verify your identity or that of your representative or the authority of your representative. The SEC also maintains an Internet world wide website that contains reports, proxy statements and other information about issuers, including Merchants Bancorp, Inc., who file electronically with the SEC. The address of that site is http://www.sec.gov. The Company has filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 in connection with the transactions described in this proxy statement. As permitted by the SEC, this proxy statement omits certain information contained in the Schedule 13E-3. A copy of the valuation report is attached as an exhibit to the Company's Schedule 13E-3 and is available for inspection electronically at the SEC's website.

      In performing its analysis, Austin Associates assumed, with the Company's consent, that the 2005 budget provided by Company management had been reasonably prepared, and on a basis reflecting the best currently available judgment of management. As part of its forecasts, the Company made certain assumptions, including assumptions with regard to general economic and competitive conditions. The Board was aware that, as part of its valuation analysis, Austin Associates relied on the 2005 budget.

      In connection with the valuation and fairness opinion, Austin Associates made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Austin Associates:

      1. Held discussion with certain members of the senior management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company;

      2. Reviewed the Company's filings with the SEC, including annual reports on Form 10-K for the five fiscal years ended December 31, 2004 and the quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005, which the Company's management identified as being the most current quarterly financial statements available at the time;

      3.    Reviewed internally prepared financial statements;

      4. Reviewed the 2005 budget prepared by management and approved by the Board of Directors of the Company; and

      5. Reviewed certain other publicly available financial data for certain companies that Austin Associates deemed comparable to the Company.

      In connection with the valuation, Austin Associates also considered the following additional factors: (i) the nature of the business and history of the enterprise; (ii) the economic outlook in general and the condition and the outlook of the specific industry in particular; (iii) the financial condition of the business; (iv) the earning capacity of the Company; (v) the dividend paying capacity of the Company; (vi) the nature and value of the tangible and intangible assets of the business; (vii) sale of the stock and the size of the block to be valued; (viii) the market price of the stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market; (ix) the marketability of the Company's stock; and (x) the determination of any control premiums or minority share discounts.

      Austin Associates used several methodologies to assess the fairness of the consideration to be received by shareholders in connection with the Merger. The following is a summary of the material financial analyses used by Austin Associates in connection with the Merger. Austin Associates utilized each of the following analyses based upon its view that each is appropriate and reflective of generally accepted valuation methodologies given the accessibility of comparable publicly traded companies, the availability of forecasts from management of the Company and available information regarding similar transactions in the banking industry. Each analysis provides an indication of the Company's per share value in order to assess the fairness of the consideration to be received in connection with the Merger. Unless specifically noted, no one methodology was considered to be more appropriate than any other methodology.

      Austin Associates' estimate of value for the Company's shares to be cashed out in the Merger involved several valuation methods including: (1) discounted cash flow value; (2) net asset value approach; (3) analysis of guideline transactions; and (4) historical market prices.

      DISCOUNTED CASH FLOW VALUE. For this valuation approach, Austin Associates prepared a discounted cash flow analysis of the Company, which estimated after-tax cash flows that the Company might produce from the twelve-month period ending March 31, 2006 through March 31, 2010. The estimates resulted in an annual earnings growth rate of approximately 6.3%. Although Austin Associates reviewed the Company's 2005 budget, the projections utilized in the valuation and summarized below represent Austin Associates' projections. The cash flows were discounted to present value using a 12.0% discount rate to reflect the relative risk inherent in the Company's stock. Austin Associates selected the
12.0 percent discount rate after reviewing Ibbotson's Stocks, Bonds, Bills and Inflation 2005, as well as, Austin Associates' assessment of the relative risk profile of Merchants Bancorp, Inc. Austin Associates assumed 7.5 percent required equity to asset ratio in determining excess cash flows per year. Austin Associates selected this equity to asset ratio after reviewing the Company's balance sheet, capital and projected growth. A summary of the projected five-year period is as follows:

                                      (DOLLAR AMOUNTS IN THOUSANDS)
                  ------------------------------------------------------------------
                  03/31/2006    03/31/2007    03/31/2008    03/31/2009    03/31/2010
                  ----------    ----------    ----------    ----------    ----------
TOTAL ASSETS      $  380,612    $  399,643    $  419,625    $  440,606    $  462,637
NET INCOME        $    4,679    $    4,976    $    5,292    $    5,627        $5,983
ROAA                    1.26%         1.28%         1.29%         1.31%         1.32%

      In developing these projections, Austin Associates assumed no material changes in the operations of the Company including the types of products and services offered, markets served, branch locations and senior management. Austin Associates primarily used current trend lines of the Company in making its projections. In addition to the historical performance of the Company, Austin Associates considered internal projections as provided by the Company. Specifically, the Company provided its 2005 forecast of balance sheet and income statement items. A summary of the material assumptions contained in Company's internal projections is provided below:

MERCHANTS BANCORP 2005 BUDGET ($000)
Total Assets                                $ 378,270
Net Income                                  $   4,742
ROAA                                             1.27%

      In addition to calculating annual cash flows, Austin Associates also determined a residual value. The residual value is calculated by capitalizing the fifth year earnings projection. The appropriate capitalization rate was determined to be the 12.0 percent discount rate less a three percent estimated annual growth rate after year five. The sum of the present value of the cash flows and residual value based on the 12.0% discount rate equaled $55.4 million or $20.78 per share.

      NET ASSET VALUE. This approach involves taking the book value of a company and assessing premiums or discounts to the balance sheet accounts based upon the current market value of its assets and liabilities. Austin Associates determined the Company's net asset value as of March 31, 2005 to be $37.2 million, or $13.95 per share. Given the going-concern nature of the valuation and the results of the earnings-based methods, relatively little weight was given to this approach.

      GUIDELINE TRANSACTIONS. This analysis is based on two sets of guideline transactions, including: (1) price-to-earnings multiples and price-to-tangible book value ratios for selected publicly traded companies (i.e. minority share transactions); and (2) price-to-earnings multiples and price-to-tangible book value ratios for selected bank sale transactions (i.e. sale of control transactions). For sale of control transactions, Austin Associates also considered the premium over core deposits multiple. Austin Associates applied a minority share discount to all sale transaction multiples to determine appropriate minority share level indications of value under this methodology.

      Minority Share Transactions. Under this approach, Austin Associates analyzed financial and stock performance information for comparable banks in two geographic regions and subject to the indicated criteria: (1) publicly traded banks in the Midwest with total assets between $250 and $600 million with last twelve-month core ROAE between 12% and 18%; (2) publicly traded banks in the nation having assets between $300 million and $500 million and with last twelve-month core ROAE between 14% and 16%. The following chart details the median financial and stock performance results for the selective peer groups and for the Company:

                   TOTAL      TG EQUITY/     LTM CORE     LTM CORE       PRICE/     PRICE/LTM
PEER GROUP        ASSETS      TG ASSETS        ROAA         ROAE        TG BOOK     CORE EPS
----------       --------     ----------     --------     --------      -------     ---------
Midwest          $366,733       8.42%         1.14%        13.72%       195%         14.9
National         $368,715       7.99%         1.22%        14.83%       243%         17.5
                 --------       ----          ----         -----        ---          ----
COMPANY(1)       $362,488       8.75%         1.27%        14.96%       200%(2)      15.0(2)
                 --------       ----          ----         -----        ---          ----

--------
(1)   Based on stated net income of $4,556,000.

(2)   Selected multiples.

In determining comparable price-to-tangible book and price-to-earnings multiples, Austin Associates considered various factors, including: (1) the Company's underlying financial condition and performance in relation to the selected organizations; and (2) the nature of the geographic market area served by the Company in relation to the selected organizations. After considering these and other factors, Austin Associates selected price-to-tangible book and price-to-earnings multiples of 200 percent and 15.0, respectively, to develop indications of value for the Company. Pursuant to this analysis, a per share value based on price to tangible book value equaled $23.79, and a per share value based on price to earnings equaled $25.63.

      Sale of Control Transactions. Under this approach, Austin Associates analyzed sale of control acquisition transactions for peer groups similar to those used with respect to minority share transactions. The first peer group includes Midwestern bank sale transactions with seller's assets between $200 million and $750 with year-to-date ROAE greater than 10 percent. The second peer group includes bank sale transactions nationally with seller's assets between $250 million and $600 million with year-to-date ROAE greater than 10 percent and tangible equity to tangible assets between 6.0 and 10.0 percent. The following chart details the median financial and deal statistics for the two selective transaction groups and for the Company:

                                                                                                PREMIUM
                 TOTAL         TG EQUITY/      YTD       YTD         PRICE/      PRICE/LTM     OVER CORE
PEER GROUP       ASSETS        TG ASSETS      ROAA       ROAE       TG BOOK      CORE EPS      DEPOSITS
-----------     --------       ----------     -----     ------      -------      ---------     ---------
Midwest         $236,344         7.47%        0.98%     12.43%      247%          19.7          17.4%
National        $456,550         7.42%        0.92%     11.96%      293%          26.1          21.5%
                --------         ----         ----      -----       ---           ----          ----
COMPANY (1)     $362,488         8.75%        1.27%     14.96%      275%(2)       20.0(2)       20.0%(2)
                --------         ----         ----      -----       ---           ----          ----

---------
(1)   Based on core net income of $4,556,000.

(2)   Selected multiples.

      Based on our analysis of these transactions, Austin Associates selected a price-to-tangible book ratio of 275 percent, a price-to-earnings multiple of 20.0, and a premium over core deposits of 20.0 percent to establish indications of value for the Company under this guideline transactions methodology.

      Austin Associates analyzed all control premium information for bank sale transactions since 2000. The average and median prices paid in these transactions over the pre-announced stock trading levels of the target companies approximated between 26 percent and 56 percent. For 2004, the average three-month control premium measured 32.4 percent, while the average three-month premium for the 1st quarter of 2005 measured 27.9 percent. Between 2000 and 2004, the median three-month control premium averaged 43.7 percent. Based on this data, Austin Associates selected a
40.0 percent control premium, resulting in an implied minority share discount of
28.6 percent. This minority discount has been applied to the selected control level multiples to establish indications of value on a minority interest level.

      Pursuant to this analysis, a per share value based on price to tangible book value equaled $23.36, a per share value based on price to earnings equaled $24.41, and a per share value based on premium over core deposits equaled $21.77.

      MARKET PRICE. The final valuation method considered is the market price of the Company's stock as reflected in actual trading prices since January 1, 2005. Several transactions involving the Company's stock were reported from January 1 through April 15, 2005. The prices of these transactions ranged from $19.00 to $24.00 per share, with the last transactions with a known price occuring at $19.00 on April 11, 2005. Approximately 23,000 shares exchanged hands in 2005, representing less than 1.0 percent of the outstanding shares. Because the Company's stock trades infrequently and is not listed on any exchange or quoted over-the-counter, Austin Associates applied less weight to the market price in determining the value of the Company's Common Shares.

      FAIR MARKET VALUE. Given the nature of the going private transaction, Austin Associates determined that the appropriate standard of value was the "fair market value" of a minority interest in the Company. In certain transactions and valuations, a marketability discount would be applied to determine fair market value. However, in a "cash-out" transaction as is being proposed, Austin Associates has determined that a marketability discount should not be applied. A summary of the valuation findings discussed previously is provided below:

Discounted Cash Flow Value                                    $20.78
Net Asset Value                                               $13.95
Minority Share Comparable Value
         Price to Tangible Book Value                         $23.79
         Price to Earnings Value                              $25.63
Sale of Control Value w/ Minority Share Discount
         Price to Tangible Book Value                         $23.36
         Price to Earnings Value                              $24.41
         Premium to Core Deposits                             $21.77

Market Price                                         $19.00 - $24.00
                                                     ---------------
FAIR MARKET VALUE DETERMINATION                               $23.00
                                                     ---------------

      Having considered each of the valuation methods discussed above, Austin Associates concluded the fair market value of one share of the Company's Common Stock to be $23.00. No specific weighting was used to determine the $23.00 value. Generally, it reflects a balance between the discounted cash flow value ($20.78) and the range of market comparable results ($23.36 to $25.63). Very little consideration was given to the net asset value approach ($13.95). Given the lack of trading volume in Company's stock, less consideration was given to the market price approach.

      PREFERRED STOCK. In connection with the Merger, certain shareholders owning more than 100 shares, but less than 1,500 shares are being offered shares of Series A Preferred Stock in lieu of the $23.00 cash offer. The terms of the Series A Preferred Stock were determined by the Board of Directors of the Company after consultation with Austin Associates and legal counsel, and include the following:

      o     Principal Amount of $23.00 per share;

      o     Mandatory redemption at the Principal Amount in twenty years;

      o Callable after five years at Principal Amount plus 5%, or at any time at the Principal Amount if the Company has executed any agreement intended to result in a change in control;

      o Annual dividends equal to the cash dividends paid to common shareholders;

      o     Liquidation and dividend preferences over the Common Shares; and,

      o     No voting rights.

      In rendering its opinion of the preferred stock terms, Austin Associates considered that the Company will be able to count the preferred stock as Tier 2 capital for regulatory purposes for a period of at least fifteen years. Austin Associates has included in its fairness opinion letter that the terms of the preferred stock are deemed to be fair to the Company and to those shareholders electing to exchange their Common Shares for preferred stock, in lieu of the $23.00 cash offer.

      UPDATED FINANCIAL STATEMENTS. Austin Associates reviewed the Company's June 30, 2005 regulatory financial statements, as well as, Company's June 30, 2005 10-Q filing. Among other items, Austin Associates noted the following comparison of financial performance.

($000)                    MARCH 31, 2005   JUNE 30, 2005    12/31/05 BUDGET
------------------        --------------   -------------    ---------------
Total Assets              $      362,373   $     360,416    $       378,270
Net Income                $        1,107   $       2,341    $         4,742
Earnings Per Share        $          .42   $         .88    $          1.78

Austin Associates noted that the Company's performance was in-line with first quarter 2005 performance and consistent with the Company's 2005 budget forecasts. Austin Associates did not note any material changes in financial condition since the valuation date of March 31, 2005.

      PRO FORMA ANALYSIS. In rendering its opinion, Austin Associates also considered the pro forma impact of the Merger to the Company. Among other measurements, Austin Associates considered the pro forma impact to earnings per share ("EPS"), book value per share, return on average equity ("ROAE"), and regulatory capital ratios. Assuming all shareholders elect the $23.00 in cash, in lieu of the preferred stock, Austin Associates concluded that the Merger would have a positive impact to EPS of approximately 3 percent. Book value per share would be diluted by approximately 6 percent. ROAE would be enhanced by approximately 161 basis points and consolidated capital ratios would remain well in excess of the well-capitalized regulatory guidelines for capital adequacy. Assuming all shareholders owning more than 100 but fewer than

1,500 shares of Common Stock as of the Record Date elect to receive shares of Series A Preferred Stock in lieu of cash, Austin Associates concluded that the Merger would have a positive impact to EPS of approximately 4 percent. Book value per share would be diluted by approximately 6 percent. ROAE would be enhanced by approximately 179 basis points and consolidated capital ratios would remain well in excess of the well-capitalized regulatory guidelines for capital adequacy.

      QUALIFYING STATEMENTS REGARDING FAIRNESS OPINION. In rendering its opinion, Austin Associates relied upon and assumed, without independent verification, that the financial and other information provided to Austin Associates by the management of the Company, including the financial projections, was accurate, complete and reasonably prepared and reflects the best currently available estimates of the financial results and condition of the Company; that no material changes have occurred in the information reviewed between the date the information was provided and the date of the Austin Associates opinion; and that there were no facts or information regarding the Company that would cause the information supplied by Austin Associates to be incomplete or misleading in any material respect. Austin Associates did not independently verify the accuracy or completeness of the information supplied to it with respect to the Company, and does not assume responsibility for it. Austin Associates also assumed that the transaction will be consummated in all material respects as described in the Merger Agreement. Austin Associates did not make any independent appraisal of the specific properties or assets of the Company.

      AUSTIN WAS NOT ASKED TO OPINE AND DOES NOT EXPRESS ANY OPINION AS TO: (i) THE TAX OR LEGAL CONSEQUENCES OF THE MERGER; (ii) THE REALIZABLE VALUE OF THE COMPANY'S COMMON STOCK OR THE PRICES AT WHICH THE COMPANY'S COMMON STOCK MAY TRADE; AND (iii) THE FAIRNESS OF ANY ASPECT OF THE TRANSACTION NOT EXPRESSLY ADDRESSED IN THE FAIRNESS OPINION.

      THE AUSTIN OPINION DOES NOT ADDRESS THE BOARD'S UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER OR THE UNDERLYING BUSINESS DECISION TO ENDORSE THE MERGER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER THE SHAREHOLDER SHOULD VOTE FOR OR AGAINST THE TRANSACTION.

      The summary set forth above describes the material points of more detailed analyses performed by Austin Associates in arriving at its fairness opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis, and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, Austin Associates made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Austin Associates believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in Austin Associates' fairness opinion. In its analyses, Austin Associates made numerous assumptions with respect to the

Company, the transaction, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses.

      No company or merger utilized in Austin Associates' analyses was identical to the Company. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant transactions and prospective buyer interests (in the case of acquisition transactions analysis), as well as other factors that could affect the public trading markets of companies to which the Company is being compared.

CERTAIN CONSEQUENCES OF THE MERGER; BENEFITS AND DETRIMENTS TO AFFILIATED AND NON-AFFILIATED SHAREHOLDERS

      Pursuant to the terms of the Merger Agreement, following shareholder approval of the Merger proposal and subject to the fulfillment or waiver of certain conditions, MBI Merger Sub will be merged with and into Merchants Bancorp, and Merchants Bancorp will continue as the surviving company in the Merger. The Merger will cause a reduction in the number of Merchants Bancorp's record shareholders from approximately 700 to approximately 271. Further, the Merger will allow the Company to terminate the registration of its Common Stock under Section 12(g) of the Securities Exchange Act of 1934, which will permit the Company to cease submitting current and periodic reports with the Securities and Exchange Commission and eliminate the necessity for the Company to comply with the proxy solicitation requirements of Regulation 14A under the Securities Exchange Act of 1934. Following the Merger, Merchants Bancorp and the Bank will continue to conduct their existing operations in the same manner as now conducted. The executive officers and directors immediately prior to the Merger will be the executive officers and directors of Merchants Bancorp immediately after the Merger. Merchants Bancorp and the Bank's charter and by-laws will remain in effect and unchanged by the Merger. The deposits of the Bank will continue to be insured by the FDIC. The corporate existence of neither the Company nor the Bank will be affected by the Merger. Merchants Bancorp and the Bank will continue to be regulated by the same agencies that regulated each entity before the Merger.

      The Company will retire shares of its Common Stock acquired for cash or Series A Preferred pursuant to the Merger. These retired shares will constitute authorized but unissued Common Stock of the Company. Shareholders receiving cash pursuant to the Merger will cease to participate in future earnings or growth, if any, of Merchants Bancorp, but they also no longer bear the risk of any decreases in the Company's value. Due to its fixed Principal Amount, shareholders receiving Series A Preferred Stock will also cease to benefit from any increases in the value of the Company. Their exposure to decreases in Company value will be minimized but not eliminated.

      Shareholders who elected to receive shares of Series A Preferred Stock will be entitled to all distributions that are declared on Series A Preferred Stock after the Merger is completed, but no such shareholder will receive any such distribution until his or her Common Shares have been surrendered as described in the preceding paragraph. Also, in the event the Merger is consummated prior to December 31, 2005, the Board has also determined to pay all former shareholders of record who elected to receive the Cash Consideration pursuant to the terms of the Merger Agreement the amount of the 2005 year end dividend that such former shareholders would have received in the event the Merger had not been consummated. However, no such shareholder will receive any such distribution until his or her Common Shares have been surrendered as described in the preceding paragraph. Except as otherwise herein provided, no shareholder will be entitled to any distributions that are declared after the Merger is completed on any shares of Common Stock that are automatically converted into either cash or shares of Series A Preferred Stock as a result of the Merger. All shareholders will be entitled to distributions on his or her Common Stock declared prior to the date on which the Merger is completed, even if it is not paid until after the Merger is completed provided he or she held the Common Stock on the date of record for such distribution. Because Merchants Bancorp will absorb all transaction costs related to the transfer of shares on its record books, the Merger will also provide shareholders of record who receive cash in the Merger a cost-effective way to cash out their investments. However, if you hold your shares in street name, you should talk to your broker, custodian or agent to determine the extent of any transaction costs they may charge in connection with the proposed transaction.

      The Board of Directors also identified the following positive and negative effects to shareholders (including unaffiliated shareholders) that will result from the consummation of the Merger.

POSITIVE FACTORS FOR SHAREHOLDERS WHO RECEIVE CASH CONSIDERATION IN THE MERGER. The Board identified the following positive factors for the shareholders who receive Cash Consideration:

      o the fact that the Cash Consideration is all cash provides certainty of value to, and immediate liquidity for, these shareholders;

      o the fact that the per share Cash Consideration represents a 65% premium over the December 31, 2004 net asset value per share of $13.95; and

      o the fact that no brokerage or other transaction costs are to be incurred by the record holders receiving cash in the Merger. (Please note, however, that in the event a record holder receiving cash in the Merger actually holds such shares for the benefit of another (or others), the Company cannot guarantee the absence of transaction costs with respect to such beneficial owners.)

POSITIVE FACTORS FOR SHAREHOLDERS WHO RECEIVE SERIES A PREFERRED SHARES IN THE MERGER. The Board identified the following positive factors for the shareholders who receive Series A Preferred Shares in the Merger:

      o the fact that each share of Series A Preferred Stock has a Principal Amount equal to the per share fair value of the Company's Common Stock;

      o the fact that holders of Series A Preferred Shares will have a preference over holders of Common Shares in the distribution of any dividend by the Company;

      o the fact that holders of Series A Preferred Shares will receive, on a per share basis, dividends in the same amount as those received by holders of the Company's Common Stock;

      o the fact that holders of Series A Preferred Shares will have a preference over holders of Common Stock upon any liquidation by the Company;

      o the fact that holders of Series A Preferred Shares are entitled to receive the Principal Amount for each such share held upon the expiration of the term of such shares, which term shall end 20 years following the date of issuance; and

      o the fact that holders of Series A Preferred Shares will receive a premium of 5% over the Principal Amount in the event the Company calls such shares any time prior to the end of the term, unless the call results from the entry by the Company into any agreement which, if completed, would result in a change in control of the Company.

POSITIVE FACTORS FOR REMAINING SHAREHOLDERS. The Board identified the following positive factors for the shareholders who will remain shareholders following the
Merger:

      o the fact that such shareholders would have the opportunity to participate in any future growth and earnings of Merchants Bancorp;

      o the fact that such shareholders will continue to possess sole voting control over the Company, and, because the number of outstanding shares of Common Stock is being reduced as a result of the Merger transaction, the fact that such voting control will increase (The aggregate increase in voting power of remaining shareholders will be approximately 4.5%, with individual increases varying depending on individual levels of post-Merger ownership);

      o the fact that such shareholders will have dissenters' rights to appraisal in connection with the proposed Merger transaction to the same extent as any shareholder owning fewer than 1,500 Common Shares; and

      o the fact that the remaining shareholders would realize the potential benefits of termination of registration of the Common Stock, including, reduced expenses of Merchants Bancorp for no longer having to comply with SEC requirements.

NEGATIVE FACTORS FOR SHAREHOLDERS RECEIVING CASH CONSIDERATION IN THE MERGER. The Board identified the following negative factors for the shareholders who would receive Cash Consideration in the Merger included:

      o the fact that such shareholders will be required to surrender their shares involuntary in exchange for a cash price determined by the Board and, as a result, will not have the right to liquidate their shares at a time and price of their choosing;

      o the fact that such shareholders would not have the opportunity to participate in any future growth and earnings of Merchants Bancorp;

      o the fact that such shareholders may be required to pay income tax on the receipt of cash in the Merger (For more discussion regarding potential tax consequences, see the section of this Proxy statement captioned "Material U.S. Federal Income Tax Consequences of the Merger"); and

NEGATIVE FACTORS FOR SHAREHOLDERS RECEIVING SERIES A PREFERRED SHARES IN THE MERGER. The Board identified the following negative factors for the shareholders who will receive shares of Series A Preferred Stock in the Merger:

      o the fact that such shareholders will lose the benefits of holding shares of a company registered under and subject to Section 12(g) of the Securities Exchange Act of 1934, including the loss of liability provisions provided thereunder and decreased access to information about Merchants Bancorp, as well as the additional protections provided by the Sarbanes-Oxley Act, such as the certification of the Company's quarterly and annual financial statements by its chief executive and chief financial officers;

      o the fact that such shareholders would not have the opportunity to realize any appreciation in the principal amount of their investment in Series A Preferred Stock;

      o     the fact that shares of Series A Preferred Stock are not perpetual;

      o the fact that shares of Series A Preferred Stock are callable at the option of the Company any time after the fifth year following the date of issuance, or at any other time in the event the Company has entered into an agreement or other arrangement which, if effected, would result in a change in control;

      o The fact that such shareholders would no longer be able to vote on matters subject to the approval of holders of Common Stock;

      o the fact that shares of Series A Preferred Stock will be transferable only to the extent that transfer would not result in an increase in the number of record holders of Series A Preferred Stock; and

      o the fact that there will be no established trading market for shares of Series A Preferred Stock, and that such shares will have limited liquidity.

NEGATIVE FACTORS FOR REMAINING SHAREHOLDERS. The Board identified the following negative factors for the shareholders who will retain their shares in the
Merger:

      o the fact that such shareholders will lose the benefits of holding shares of a company registered under and subject to Section 12(g) of the Securities Exchange Act of 1934, including the loss of liability provisions provided thereunder and decreased access to information about Merchants Bancorp, as well as the additional protections provided by the Sarbanes-Oxley Act, such as the certification of the Company's quarterly and annual financial statements by its chief executive and chief financial officers;

      o the fact that the liquidity of our Common Stock will likely be reduced following the Merger transaction because of the reduction the number of our record shareholders of Common Stock and the fact that such stock is tradable only in privately effected transaction;

      o the fact that holders of Series A Preferred Shares will have a preference to holders of Common Shares in the distribution of any dividends by, and upon liquidation of, the Company;

      o the fact that after the completion of the Merger, Merchants Bancorp will not be subject to the periodic reporting, proxy rules and
            Section 16 of the 1934 Act.

      While the Board considered the negative factors described above, it concluded that the benefits of the positive factors outweighed the detriments of the negative factors, and that the proposed transaction was fair and in the best interest of Merchants Bancorp's shareholders. While financial information regarding the Company will cease to be available as a result of filings made with the SEC, the Company and the Bank will continue to file period financial reports to the Board of Governors of the Federal Reserve and the Office of the Comptroller of the Currency. These reports can be viewed at the following web address: http://132.200.33.161/nicSearch/servlet/NICServlet?REQ=SVGL&MODE=SEARCH

RECOMMENDATION OF OUR BOARD OF DIRECTORS

      The Board of Directors has unanimously approved the Merger proposal and further recommends that the shareholders vote in favor of the Merger and the related amendment to the Company's Articles of Incorporation to authorize the shares of Series A Preferred Stock. The Board makes this recommendation after consideration of the following factors: (1) the projected cost savings and other benefits to the Company that will result from deregistering the Company's Common Stock; (2) the financial and structural fairness of the transaction to all shareholders of the Company; and (3) the procedural safeguards used by the Company. In addition, based on the Board's considerations pursuant to (2) and
(3) above, the Board of Directors of Merchants Bancorp has determined that the proposed transactions are in the best interests of, and fair to, all shareholders of Merchants Bancorp, Inc., including all non-affiliated shareholders.

      COMPANY BENEFITS. The Board considered all of the factors discussed in the section of this Proxy Statement captioned "Purposes and Reasons for the Merger Proposal." Based upon these considerations, the Board concluded that the proposed transaction is in the best interest of Merchants Bancorp and its shareholders.

      FINANCIAL AND STRUCTURAL FAIRNESS. With respect to financial fairness, the Board has accepted as accurate and expressly adopted the findings contained in the valuation report and fairness opinion provided by Austin Associates. In making its determination regarding fairness, the Board considered each of the factors discussed in the valuation report, as described under the section of this proxy statement captioned "Financial Fairness." The Board did not consider, and did not request that Austin Associates evaluate Merchants Bancorp's liquidation value. The Board did not consider Merchants Bancorp's liquidation value to be a relevant measure of valuation given the close approximation of net asset value to the Company's likely liquidation value. Additionally, the $23.00 price per share offered in the Merger provides a 65% premium over the net asset value per share of $13.95 at December 31, 2004. While the Board believes that the liquidation value of the company may exceed the Company's net asset value, the significant disparity between the $23.00 Cash Consideration price and the company's net asset value made it unnecessary to evaluate Merchants Bancorp's liquidation value. Because of the analysis of the Company's net asset value and the significant disparity between it and the Cash Consideration, the Board believes the Company's liquidation value would be less than the $23.00 Cash Consideration price. It was the determination of the Board, based on the Company's historically strong operating performance and the goodwill that it has established in connection with the operation of its subsidiary bank, that Merchants Bancorp, Inc. is more valuable as a going concern than its per share net asset value.

      The Board also did not consider any firm offers by third parties because there were none. Neither management nor the Board made any efforts to identify a buyer because the Board determined that any consideration thereof was inappropriate in the context of a transaction not intended to result in a change of control of Merchants Bancorp. The Board believed that it would be inappropriate to solicit such offers where no change of control was contemplated. The Board did review information provided to it by Austin Associates which, among other things, included information concerning prices paid in acquisition transactions. The Board does not believe that its decision not to invite third party offers impacted its fairness determination. Likewise, as discussed previously in "Special Factors - Background of the Merger Proposal," the Board did not consider any alternatives to a going private transaction since only the going private transaction would result in Merchants Bancorp and the Bank continuing to conduct their operations in substantially the same manner as they currently conduct their operations, only without the costs associated with being a "public" company. See "Special Factors -- Operations of the Bank Following the Merger" and " - Background of the Merger Proposal." The Board believes that its conclusions with respect to the fairness of the transaction as set forth in "Special Factors - Financial Fairness" and this section are not altered by the fact that it did not consider any alternatives to a going private transaction.

      In addition, several transactions involving Company's stock were reported from January 1 through April 15, 2005. The prices of these transactions ranged from $19.00 to $24.00 per share, with the last transactions with a known price occuring at $19.00 on April 11, 2005. However, because the Company's stock trades infrequently and is not listed on any exchange or quoted over-the-counter, the Board did not apply much weight to recent market prices in making its recommendation. Rather, the Board relied on the valuation report of its investment banker, Austin Associates, as to the fair value of the company's Common Stock as a result of that firm's substantial experience and expertise in the valuation of banking companies similar to Merchants Bancorp. The Board believes its reliance on the valuation of its investment banker is preferable to reliance on any particular potentially short-term movement in a stock's price, as the market for community bank stocks, like the market generally, may be subject to periods of substantial volatility. The Board also considered the fact that no brokerage fees would be incurred by record holders receiving cash in the going private transaction. Based on the foregoing considerations, the Board concluded that the financial terms of the proposed transaction are fair and in the best interest of Merchants Bancorp and all of its shareholders, including unaffiliated shareholders.

      The Board also believes that an exchange of one share of Common Stock for one share of Series A Preferred Stock is substantively fair based on the following considerations:

      o The fact that the Principal Amount of the Series A Preferred Stock is equal to the current fair value of the Company's Common Stock, as determined by the Board upon review of the independent valuation report prepared by Austin Associates;

      o The fairness opinion provided by Austin Associates opining to the substantive fairness of the terms of the Series A Preferred Stock;

      o The fact that holders of the Series A Preferred Stock will receive dividends before, and in the same amount as, the holders of the Company's Common Stock;

      o The liquidation and anti-dilution protections imbedded in the Series A Preferred Stock provide significant protections to holders thereof; and

      o The protection against loss of principal provided by the Series A Preferred Stock.

In making its determination regarding substantive fairness, the Board also considered the fact that holders of Common Stock who elect to receive shares of Series A Preferred Stock will no longer have the ability to participate in the Company's management by either electing directors or voting on other matters requiring the approval of the Company's Common shareholders. The Board also considered the fact that holders of Series A Preferred Stock will no longer be able to participate in any appreciation in the value potentially accruing to the Company's Common Shares. Nonetheless, the Board determined that the rights and preferences inherent in shares of Series A Preferred Stock offset these lost rights. The Board also considered the fact that shareholders eligible to receive shares of Series A Preferred Stock also have certain procedural protections, such as the right to elect to receive the fair cash value of the Company's Common Stock as determined by the Board or to dissent from the transaction in accordance with Section 1701.85 of the Ohio Revised Code.

      With respect to the structure of the transaction, the Board considered all of the factors described above in the sections of this Proxy Statement captioned "Structure of the Merger" and "Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders." Based upon these considerations, including the consideration of the benefits and detriments to affiliated and unaffiliated shareholders resulting from the Merger, the Board concluded that the positive factors to both affiliated and unaffiliated shareholders outweighed the negative factors to such shareholders, and that the structure of the proposed transaction is in the best interest of Merchants Bancorp and its shareholders.

      The Board considered the timing of the transaction in its analysis only to the extent that the increased burdens resulting from the Sarbanes-Oxley Act of 2002 will likely increase SEC-related compliance expenses dramatically beginning with the Company's 2006 and 2007 reporting years.

      PROCEDURAL CONSIDERATION. In reaching its decision to approve the Merger proposal and recommend it for approval by shareholders, the Merchants Bancorp Board of Directors considered a number of procedural fairness factors. The factors that the Board considered positive for all the shareholders, including all non-affiliated shareholders, included:

      o The Board's retention of an independent financial advisor, Austin Associates, to assist it in determining the fairness of the per share Cash Consideration and the Series A Preferred Shares, and the receipt of an opinion by Austin Associates, dated August 24, 2005, stating that the Cash Consideration, shares of Series A Preferred Stock, or some combination thereof, as the case may be, to be received by record holders of fewer than 1,500 shares pursuant to the Merger Agreement is substantively fair to all shareholders of Merchants Bancorp, Inc. from a financial point of view.

      o The fact that the Board retained and received advice from independent legal counsel in evaluating the terms of the Merger Agreement.

      o The fact that all members of the Board, only one of whom is an employee of the Company, approved the transaction.

      o The fact that all shareholders have dissenters' rights under Section 1701.85 of the Ohio Revised Code, including all affiliated and unaffiliated shareholders retaining their Common Stock as a result of the Merger transaction.

      The Board did not consider and vote upon whether or not to, and as a result, did not, retain an unaffiliated representative to act solely on behalf of shareholders who are not directors or officers of Merchants Bancorp or the Bank for purposes of negotiating the terms of the Merger transaction or preparing a report on the fairness of the transaction. Nor did the Board structure the transaction to require the approval of at least a majority of unaffiliated security holders. Shareholders who will receive either cash or Preferred Shares in the Merger represent less than 4.5% of the Common Stock. The Merger requires approval by shareholders holding a majority of the outstanding stock. Directors and officers as a group own 24.14% of the outstanding Common Stock of the Company. Even though the shares held by insiders represent a large percentage of votes required to approve the transaction, and a large percentage of shareholders will be receiving cash in the Merger, the Board concluded that having an unaffiliated representative to act solely on behalf of shareholders who are not directors or officers of Merchants Bancorp and/or requiring a majority of unaffiliated shareholders to approve the transaction were unnecessary for this transaction, given the relatively small percentage of Common Stock held by shareholders affected by this transaction.

      Likewise, the Board did not consider establishing a committee of independent directors to negotiate on behalf of the unaffiliated security holders. While none of the eight (8) members of Merchants Bancorp's Board of Directors owns fewer that 1,500 shares, only one such director is an officer of Merchants Bancorp, Inc. In view of the overall independent composition of the Board, which unanimously approved the Merger transaction, it was not deemed necessary to establish a committee of independent directors to negotiate on behalf of the unaffiliated security holders. The Board of Directors believes that its predominantly independent composition is sufficient for it to deliberate on this matter on behalf of all shareholders of Merchants Bancorp. Nor, for the same reasons, has the Board structured the transaction to allow access by unaffiliated shareholders to the corporate files of the Company.

      The Board, based upon all the factors outlined above, believes that the Merger proposal is fair to all shareholders of Merchants Bancorp, including all non-affiliated shareholders who: (i) will receive the Cash Consideration as a result of this transaction; (ii) will receive shares of Series A Preferred Stock as a result of this transaction; or (iii) who retain their shares of Common Stock as a result of the transaction. In view of the variety of factors considered in connection with their evaluation of the Merger proposal, the Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Board considered all the factors as a whole in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

PURPOSES AND REASONS OF MBI MERGER SUB, INC. FOR THE MERGER PROPOSAL

      MBI Merger Sub was organized solely for the purpose of facilitating the Merger transaction. As a result MBI Merger Sub's purpose and reasons for engaging in the Merger transaction are the same as those set forth in "--Purposes of and reasons for the Merger proposal."

POSITION OF MBI MERGER SUB, INC. AS TO THE FAIRNESS OF THE MERGER

      MBI Merger Sub has considered the analyses and findings of the Merchants Bancorp Board of Directors with respect to the fairness of the Merger proposal to the Merchants Bancorp shareholders, including all non-affiliated Merchants Bancorp shareholders. As of the date hereof, MBI Merger Sub adopts the analyses and findings of the Merchants Bancorp Board of Directors with respect to the Merger, and believes that the Merger is fair to the Merchants Bancorp shareholders, including the non-affiliated shareholders of Merchants Bancorp who: (i) will receive the Cash Consideration as a result of this transaction;
(ii) will receive shares of Series A Preferred Stock as a result of this transaction; or (iii) who retain their shares of Common Stock as a result of the transaction. See "--Recommendation of our Board of Directors." The Merger Agreement has been approved by MBI Merger Sub's Board of directors and Merchants Bancorp, as the sole shareholder of MBI Merger Sub.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

      The officers and directors of Merchants Bancorp and the Bank who are also shareholders will participate in the Merger in the same manner and to the same extent as all of the other shareholders of Merchants Bancorp. See "-- Financial fairness." However, all of the directors and the executive officers own in excess of 1,500 shares and will, therefore, retain their shares in the Merger, unlike many other shareholders who will be required to relinquish their interest in the Common Stock of Merchants Bancorp as a result of the Merger. Additionally, if the Merger is completed, the respective ownership percentages of each of the directors and some of the executive officers will increase, as will the ownership interests of any other shareholder who retains his or her shares. As a result of the Merger, the collective ownership interest of the directors and senior executive officers will increase from approximately 24.14% to approximately 25.27%. See "Voting Securities and Principal Holders Thereof."

      Except as set forth in the immediately preceding paragraph, the executive officers and directors of Merchants Bancorp, Inc. are not aware of any other benefits or additional compensation in connection with this transaction that will not be shared by the company's unaffiliated shareholders generally. The proposed transaction does not constitute a "change of control" for purposes of any existing employment agreement with the executive officers of Merchants Bancorp. Merchants Bancorp has not and does not anticipate entering into any new employment or other compensation agreements with its executive officers as a result of the proposed transaction. We understand that all of the directors of Merchants Bancorp and the Bank and all of the executive officers intend at this time to vote their shares in favor of the proposal to approve and adopt the Merger and the Merger Agreement.

PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      During the past two years, neither the Company nor MBI Merger Sub has engaged in significant transactions with each other or with any of their affiliates, executive officers or directors. Nor has either entity engaged in negotiations regarding such types of transactions with the other. Except with respect to the present transaction, there are no agreements between the Company, MBI Merger Sub or the Company's executive officers and directors and any other person with respect to any shares of Common Stock.

      Neither the Company nor MBI Merger Sub has made an underwritten public offering of securities for cash during the past three years that was either registered under the Securities Act of 1933 or was exempt from registration under Regulation A thereof.

SOURCE OF FUNDS AND EXPENSES

      Assuming the repurchase of all shares held by holders of fewer than 1,500 Common Shares, the Company will repurchase approximately 119,528 of its Common Shares. This would result in an aggregate purchase price of approximately $2.75 million. Importantly, this also assumes no shareholders exercise dissenters' rights of appraisal in connection with the transaction as otherwise discussed herein. The Board of Directors has reserved the express right to re-evaluate the desirability of completing this transaction in the event the Company would be required to acquire for cash more than 160,000 of its issued and outstanding Common Shares.

      To meet its expected repurchase obligations, the Company has tentatively arranged to secure a line of credit from First Tennessee Bank, in the amount of $4.0 million, which the Company believes will be sufficient to acquire all of the shares of Common Stock in the Merger, including any shares which may be tendered by dissenting shareholders. The general terms of the financing will provide for: (1) a floating rate of interest of 3 month LIBOR plus 2.50 %; (2) general covenants on the part of the Company regarding its asset quality, return on assets and equity capital; (3) repayment terms requiring interest to be paid on a quarterly basis with the principal amount due on maturity, the date of which shall be 364 days from the closing of the Merger; and (4) a security interest in the common stock of the Bank sufficient to provide a Loan to Value ratio of 75%. The Company expects regular dividends from the Bank to be sufficient on an annual basis to service this debt arrangement and meet the Company's anticipated dividend payouts to shareholders. In the event that the purchase price exceeds the $4.0 million line of credit, which could occur if a significant number of shareholders owning in excess of 1,500 Common Shares exercise dissenters' rights of appraisal pursuant to Ohio Revised Code Section 1701.85, the Bank stands ready to declare and pay a special dividend as necessary to cover the shortfall. In addition, the Company is adequately positioned to finance this transaction in its entirety with its own liquidity in the event that financing with First Tennessee Bank is not secured prior to the consummation of the proposed transaction. In any event, the Board of Directors has reserved the express right to re-evaluate the desirability of completing this transaction if the Company would be required to acquire more than 160,000 of its Common Shares for cash, either pursuant to the terms of the Merger or pursuant to dissenters' rights of appraisal.

      Following the consummation of the transaction, the Company will monitor its debt obligations under the line of credit and will consider refinancing the line of credit when terms beneficial to the Company are available. In this regard, the Company will consider refinancing this obligation through the issuance of Trust preferred securities ("TRUPS"). TRUPS are hybrid securities which are considered equity for regulatory purposes and debt for tax purposes. TRUPS also qualify as regulatory capital for the issuing holding company, but are accounted for on the holding company's balance sheet as long-term debt obligations.

      Merchants Bancorp will pay all of the expenses related to the Merger. We estimate that these expenses will be as follows:

SEC Filing Fees                          $     700
Legal Fees                               $  75,000
Accounting Fees                          $  15,000
Financial Advisory / Valuation Fees      $  25,000
Printing Costs                           $   2,500
Transfer Agent Fees                      $   2,500
Other                                    $   4,300
                                         ---------
Total                                    $ 125,000

CERTAIN TERMS OF THE MERGER

      The following is a summary of certain provisions of the Merger Agreement and certain matters relating to the Merger. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is attached as Appendix A to this proxy statement and is incorporated herein by reference. You are urged to read the Merger Agreement in its entirety and to consider it carefully.

EFFECTIVE TIME OF THE MERGER

      We are working to complete the Merger during the first quarter of 2006 so that we will terminate our registration with the SEC prior to the completion of that quarter. However, we cannot guarantee that the Merger will be effective by the end of the first quarter of 2006.

      The Effective Time of the Merger will occur at the time (i) of the filing with and acceptance for recording of the Certificate of Merger with the Ohio Department of State, or (ii) at such time as we specify in the Certificate of Merger. The Certificate of Merger will be filed as soon as practicable after the requisite approval of the Merger proposal by the shareholders at the special meeting is obtained and the other conditions precedent to the consummation of the Merger have been satisfied. We cannot assure you that all conditions to the Merger contained in the Merger Agreement will be satisfied. See "-- Conditions to Consummation of the Merger" below.

ELECTION TO RECEIVE CASH OR SERIES A PREFERRED SHARES

      Shareholders owning more than 100 but fewer than 1,500 Common Shares as of the

Record Date (the "Electing Holders") have the choice of electing to receive: (1) the Cash Consideration for each share of Common Stock Held; (2) one share of Series A Preferred Stock for each share of Common Stock held; or (3) a combination of Cash Consideration and Series A Preferred Stock. Shareholders who elect to receive a combination of Cash Consideration and Series A Preferred Stock may determine at their election the whole number of their Common Shares as to which they wish to receive the Cash Consideration and the whole number of their Common shares as to which they elect to receive shares of Series A Preferred Stock. The proxy card provided with this proxy statement includes a place for these shareholders to make the appropriate election. Electing Holders must indicate their election in the designated area provided on the proxy card. If you elect to receive a combination of Cash Consideration and Series A Preferred Stock, you will need to indicate on your proxy card the number of whole Common Shares as to which you elect to receive the Cash Consideration and the whole number of Common Shares as to which you elect to receive Series A Preferred Stock.

      If you fail to specify any election on the enclosed proxy card, you will be deemed to have elected to receive only Cash Consideration in exchange for your Common Stock. All elections must be received by the Company prior to the date of the special meeting of shareholders. You may change a previously submitted election by completing a new proxy card and sending it to the Company, but your revised election must be received prior to the date of the special meeting of shareholders.

      All such shareholders will be entitled to receive the amount of Cash Consideration and/or Series A Preferred Stock so elected upon the consummation of the proposed transactions. However, the Board of Directors has expressly reserved the right to re-evaluate the desirability of completing the proposed transactions in the event the Company would be required to acquire more than 160,000 of its Common Shares for cash, either pursuant to the terms of the Merger or pursuant to dissenters' rights of appraisal.

      SHARES OF SERIES A PREFERRED STOCK WILL BE LESS LIQUID THAN SHARES OF THE COMPANY'S COMMON STOCK, WILL HAVE NO VOTING RIGHTS, AND WILL NOT BE REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934. IN ADDITION, SHARES OF SERIES A PREFERRED STOCK HAVE A TERM OF 20 YEARS FROM THE DATE OF ISSUANCE AND ARE ALSO CALLABLE AT THE OPTION OF THE COMPANY ANY TIME AFTER THE FIFTH YEAR FOLLOWING THE DATE OF ISSUANCE, OR AT ANY OTHER TIME IN THE EVENT THE COMPANY HAS ENTERED INTO AN AGREEMENT OR OTHER ARRANGEMENT WHICH, IF EFFECTED, WOULD RESULT IN A "CHANGE IN CONTROL," AS THAT TERM IS DEFINED IN THE PROPOSED CERTIFICATE OF AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION ATTACHED HERETO AS APPENDIX D. THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SERIES A PREFERRED STOCK, EITHER UPON COMPLETION OF THE 20 YEAR TERM OR IN THE EVENT SUCH SHARES ARE CALLED BY THE COMPANY, MAY NOT BE COMMENSURATE WITH THE VALUE OF SUCH SHARES AT THAT TIME.

      NONE OF THE SHARES OF SERIES A PREFERRED STOCK OFFERED IN CONNECTION WITH THE TRANSACTION PROPOSED BY THIS PROXY STATEMENT ARE DEPOSITS OR ACCOUNTS. THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

      GIVEN THE GENERAL TERMS AND ANTICIPATED ILLIQUIDITY OF THE SERIES A PREFERRED STOCK, SHAREHOLDERS OWNING MORE THAN 100 BUT FEWER THAN 1,500 SHARES OF COMMON STOCK ARE STRONGLY

ADVISED TO CONSIDER THE DESIRABILITY OF BEING COMMITTED TO AN INVESTMENT IN SHARES OF THE SERIES A PREFERRED STOCK FOR THE ENTIRE 20 YEAR TERM.

CONVERSION AND EXCHANGE OF STOCK CERTIFICATES

      At the Effective Time of the Merger, all shares of Common Stock owned by each shareholder who held 100 or fewer Common Shares as of the Record Date will automatically be converted into the right to receive the per share Cash Consideration. The shares of Common Stock owned by each record holder who held more than 100 but fewer than 1,500 Common Shares as of the Record Date will automatically be converted into the right to receive the Cash Consideration, shares of Series A Preferred Stock, or some combination thereof, in accordance with their election. As soon as practicable after the Merger is completed, each shareholder who held fewer than 1,500 Common Shares as of the Record Date will receive a letter of transmittal and instructions for surrendering their stock certificates in exchange for either the Cash Consideration, shares of Series A Preferred Stock, or some combination thereof, as the case may be. When these shareholders deliver their stock certificates to our designated agent along with the letter of transmittal and any other required documents, their stock certificates will be retired, and they will be issued a check in the amount of their respective aggregate Cash Consideration, a new stock certificate representing the appropriate number of Series A Preferred Shares, or the appropriate combination thereof.

      No service or brokerage charges will be payable by shareholders in connection with the exchange of their Common Shares. All such expenses will be borne by Merchants Bancorp. Shareholders who elected to receive shares of Series A Preferred Stock will be entitled to all distributions that are declared on Series A Preferred Stock after the Merger is completed, but no such shareholder will receive any such distribution until his or her Common Shares have been surrendered as described in the preceding paragraph. Also, in the event the Merger is consummated prior to December 31, 2005, the Board has also determined to pay all former shareholders of record who elected to receive the Cash Consideration pursuant to the terms of the Merger Agreement the amount of the 2005 year end dividend that such former shareholders would have received in the event the Merger had not been consummated. However, no such shareholder will receive any such distribution until his or her Common Shares have been surrendered as described in the preceding paragraph. Except as otherwise herein provided, no shareholder will be entitled to any distributions that are declared after the Merger is completed on any shares of Common Stock that are automatically converted into either cash or shares of Series A Preferred Stock as a result of the Merger. All shareholders will be entitled to distributions on his or her Common Stock declared prior to the date on which the Merger is completed, even if it is not paid until after the Merger is completed provided he or she held the Common Stock on the date of record for such distribution. PLEASE DO NOT SURRENDER YOUR STOCK CERTIFICATES UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL.

CONDITIONS TO CONSUMMATION OF THE MERGER

      The Boards of directors of Merchants Bancorp and MBI Merger Sub have approved the Merger Agreement and authorized the consummation of the Merger. The completion of the Merger depends upon a number of events, including:

      o the approval of the Merger and the Merger Agreement by the shareholders of Merchants Bancorp;

      o the approval of the amendment to the Company's Articles of Incorporation by the shareholders of Merchants Bancorp authorizing the Series A Preferred Stock;

      o the approval of the Merger and the Merger Agreement by Merchants Bancorp, Inc. as the sole shareholder of MBI Merger Sub;

      o the filing of Certificate of Amendment and Certificate of Merger with the Ohio Department of State; and

      o the receipt of all regulatory approvals, if any. See "- -Regulatory requirements."

AMENDMENT OR TERMINATION OF THE MERGER AGREEMENT

      The Merger Agreement may be amended by mutual written agreement of our Board of Directors and board of directors of MBI Merger Sub, generally without the necessity of further action by you. No specific amendment provision with respect to the Merger Agreement is presently contemplated. However, if there is any material amendment to the Merger Agreement before the special meeting, we will notify you and provide you with information relating to the amendments prior to the meeting. Your approval would be required for any modification or amendment that:

      o changes the amount or kind of consideration that you will receive for your shares of Common Stock;

      o changes any provision of Merchants Bancorp's articles of incorporation not otherwise discussed in this proxy statement; or

      o changes any of the terms of the Merger Agreement, if the change would adversely affect your rights as a shareholder.

      The Merger Agreement may be terminated by the mutual consent in writing of Merchants Bancorp and MBI Merger Sub at any time before the filing of Certificate of Merger with the Ohio Department of State. At this time, the parties have no intention of terminating the Merger Agreement. However, the Board of Directors has reserved the express right to re-evaluate the desirability of completing this transaction in the event the Company would be required to acquire for cash more than 160,000 of its issued and outstanding Common Shares, either pursuant to the express terms of the Merger or pursuant to dissenters' rights of appraisal as otherwise discussed herein.

REGULATORY REQUIREMENTS

      Except for the filing of the Certificate of Merger with the Department of State of the State of Ohio upon the approval of the Merger by the Merchants Bancorp shareholders, and compliance with federal and state securities laws, we are not aware of any material United States federal or state or foreign governmental regulatory requirement necessary to be complied with or approval that must be obtained in connection with the Merger.

RIGHTS OF DISSENTING SHAREHOLDERS

      Under Ohio law, shareholders of the Company have the right to dissent from the Merger and receive the fair cash value of their shares of the Company Common Stock. Shareholders who elect to exercise their dissenters' rights must comply with the provisions of Section 1701.85 of the Ohio General Corporation Law, a copy of which is attached as Appendix B.

      Below are the steps which you must take if you are shareholder and you wish to exercise dissenters' rights with respect to the Merger. Failure to take any one of the required steps may result in termination of the shareholder's dissenters' rights. If you are a shareholder considering dissenting, you are advised to consult your own legal advisor. In addition, the Board of Directors has reserved the right to re-evaluate the form and structure of this transaction in the event the Company would be required to acquire for cash more than 160,000 of its issued and outstanding Common Shares, either pursuant to the terms of the Merger or pursuant to dissenters' rights of appraisal as discussed herein.

1. Must be a shareholder of record. To be entitled to dissenters' rights as a shareholder, you must be the record holder of the dissenting shares as of the Record Date. If you have a beneficial interest in shares of the Company's Common Stock that are held of record in the name of another person, you must act promptly to cause the shareholder of record to follow the steps described below.

2. Do not vote in favor of the Merger. You must not vote shares as to which you seek fair cash value in favor of the approval and adoption of the Agreement and Plan of Merger and the Merger contemplated by the Agreement and Plan of Merger at the special shareholders meeting. This requirement will be satisfied:

      o if a properly executed proxy is submitted with instructions to vote "against" the Merger or to "abstain" from this vote;

      o if no proxy is returned and no vote is cast at the special meeting in favor of the Merger; or

      o if you revoke a proxy and later "abstain" from or vote "against" the Merger.

   A vote "FOR" the Merger is a waiver of dissenters' rights. A proxy that is returned signed but on which no voting preference is indicated will be voted in favor of the Merger and will constitute a waiver of dissenters' rights. Failure to vote does not constitute a waiver of dissenters' rights.

3. Filing a written demand. You must serve a written demand for the fair cash value of the dissenting shares upon the Company on or before the tenth day after the shareholder vote approving the Agreement and Plan of Merger and the Merger. The Company will not inform shareholders of the expiration of the ten-day period, and therefore, you are advised to retain this document. The required written demand must specify your name and address, the number of dissenting shares as to which relief is sought and the amount claimed as the fair cash value of the dissenting shares. Voting against the Merger is not a written demand as required by Section 1701.85 of the Ohio General Corporation Law.

4. Delivery of certificates for placement of a legend. If requested by the Company, you must submit your certificates for dissenting shares to the Company for endorsement thereon of a legend indicating that a demand for fair cash value has been made. Delivery of your certificates to the Company must be made within 15 days following the Company's request. The certificates will be returned promptly to you by the Company following indorsement.

5. Petitions to be filed in court. If you and the Company cannot agree on the fair cash value of the dissenting shares, you must, within three months after service of your demand for fair cash value, file a complaint in the Court of Common Pleas of Highland County, Ohio, for a determination of the fair cash value of the dissenting shares. The Company is also permitted to file a complaint. On motion, the court shall fix a date for a hearing on the matter, at which time it shall determine whether you are entitled to fair cash value for your shares. If the court determines you are so entitled, it may appoint one or more appraisers to assist in making a determination as to the per share fair cash value. The costs of the proceeding, including reasonable compensation to the appraisers, will be assessed as the court considers equitable. "Fair cash value" is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay. In no event will the fair cash value be in excess of the amount specified in the dissenting shareholder's demand. Fair cash value is determined as of the day before each respective meeting to approve the Agreement and Plan of Merger, and the Merger. The amount of the fair cash value excludes any appreciation or depreciation in market value of your shares resulting from the Merger. The fair cash value of your shares may be higher, the same or lower than the market value of the Common Shares on the date of the Merger.

6. Payment. The fair cash value of the shares that is agreed upon by the parties or fixed by the court shall be paid within 30 days after the date of the final determination of value, or the effective date of the Merger, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately upon and simultaneously with the surrender to the Company of the Common Stock certificates by the former shareholder.

Your right to be paid the fair cash value of the dissenting shares will terminate if:

      o     for any reason the Merger does not become effective;

      o     you fail to make a timely written demand on the Company;

      o you do not, upon request by the Company, timely surrender certificates for an endorsement of a legend that a demand for the fair cash value of the dissenting shares has been made;

      o you withdraw your demand, with the consent of the Board of Directors of the Company; or

      o the Company and you have not come to an agreement as to the fair cash value of the dissenting shares and you have not filed a complaint within three months after service of our demand for fair cash value.

      From the time you make your demand, your rights as a shareholder shall be suspended. If the Company pays cash dividends during the suspension, dissenting shareholders will be paid any such dividend as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated, all rights with respect to the dissenting shares will be restored to you. Any distribution that would have been made to you had you not made a demand will be made at the time of the termination.

      To be effective, a demand for fair cash value by a shareholder of the Company Common Stock must be made by or in the name of the record holder, fully and correctly, as the shareholder's name appears on his or her share certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial owner must, in such cases, have the record holder submit the required demand in respect of such shares. If you hold your shares of Company Common Stock in a brokerage account or in other nominee form and you wish to exercise dissenters' rights, you should consult with your broker or such other nominee to determine the appropriate procedures for the making of a demand for fair cash value by such nominee. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In such case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of such record owner.

      Each shareholder who may desire to receive the value of his or her shares should consult Section 1701.85 of the Ohio Revised Code and strictly adhere to all of the provisions thereof. A copy of this section is appended hereto as Appendix B.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      The following discussion summarizes the material U.S. federal income tax consequences of the Merger. The discussion is based upon the Internal Revenue Code of 1986, as amended, its legislative history, applicable Treasury regulations, existing administrative interpretations and court decisions currently in effect. Any of these authorities could be repealed, overruled or modified at any time after the date of this proxy statement, and any such change could be applied retroactively. This discussion does not address any tax consequences under state, local or foreign laws.

      The discussion that follows neither binds the IRS nor precludes the IRS from adopting a position contrary to that expressed in this proxy statement, and we cannot assure you that such a contrary position could not be asserted successfully by the IRS or adopted by a court if the positions were litigated. Merchants Bancorp does not intend to obtain a ruling from the IRS with respect to the U.S. federal income tax consequences of the Merger. In addition, Merchants Bancorp does not intend to obtain an opinion from tax counsel with respect to the federal income tax consequences of the Merger.

      This discussion assumes that you hold your shares of Common Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all aspects of federal income taxation that may be important to you in light of your particular circumstances or if you are subject to certain rules, such as those rules relating to:

      o shareholders who are not citizens or residents of the United States; financial institutions;

      o tax-exempt organizations and entities, including IRAs; insurance companies;

      o     dealers in securities; and

      o shareholders who acquired their shares of Common Stock through the exercise of employee stock options or similar derivative securities or otherwise as compensation.

TAX CONSEQUENCES TO SHAREHOLDERS WHO RETAIN THEIR SHARES.

      If you are a shareholder who retains your shares of Common Stock in the Merger and you do not receive any cash or property (including stock) as part of the Merger, you will not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger. The Merger will not affect the adjusted tax basis or holding period of any shares of Common Stock that you continue to own following the Merger.

TAX CONSEQUENCES TO SHAREHOLDERS WHO RECEIVE CASH FOR THEIR SHARES.

      If you are a shareholder who receives cash for your shares of Common Stock in the Merger or pursuant to the exercise of your right to dissent, you should be treated for federal income tax purposes as having had your shares redeemed by Merchants Bancorp under Section 302 of the Internal Revenue Code. Unless the cash received is treated as a dividend under Section 301 of the Internal Revenue Code (as discussed below), you will recognize gain or loss for U.S. federal income tax purposes with respect to the cash received for your shares of Common Stock. The gain or loss will be measured by the difference between the amount of cash received, $23.00 per share, and the adjusted tax basis of your shares of Common Stock. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if you will have owned your shares of Common Stock for more than one year at the time the Merger is completed.

      Section 302 of the Internal Revenue Code provides that the cash distribution will not be treated as a dividend if the distribution is (i) "not essentially equivalent to a dividend," (ii) "substantially disproportionate" with respect to the shareholder or (iii) completely terminates the shareholder's interest in our company. The constructive ownership rules of Section 318 of the Internal Revenue Code apply in comparing a shareholder's percentage interest in Merchants Bancorp immediately before and immediately after the Merger. Generally, the constructive ownership rules under Section 318 treat a shareholder as owning (i) shares of common stock owned by certain relatives, related corporations, partnership, estates or trusts, and (ii) shares of common stock the shareholder has an option to acquire. If you receive cash for your Common Stock in the Merger and completely terminate your direct and constructive ownership interest in Merchants Bancorp, you should recognize capital gain or loss as a result of the Merger, and the cash distribution should not be treated as a dividend.

TAX CONSEQUENCES TO SHAREHOLDERS WHO RECEIVE SERIES A PREFERRED STOCK FOR THEIR SHARES.

      If you are a shareholder who receives Series A Preferred Stock for your shares of Common Stock in the Merger, you should be treated for federal tax purpose as having received stock as part of a tax-free reorganization under Section 368(a)(1)(E) of the Internal Revenue Code. The basis in the Series A Preferred stock you received will equal the basis you had in the Common Shares you exchanged. While it is our conclusion that the above tax consequences are appropriate under these particular facts and circumstances, given the increasingly more aggressive posture of the IRS, we cannot guarantee such a result. Accordingly, you should consult an independent tax advisor as to the tax consequences of receiving Series A Preferred Stock in exchange for your Common Shares.

TAX CONSEQUENCES TO MERCHANTS BANCORP, MBI MERGER SUB AND THE BANK.

      Neither Merchants Bancorp, MBI Merger Sub nor the Bank will recognize gain or loss for U.S. income tax purposes as a result of the Merger.

BACKUP WITHHOLDING.

      Certain shareholders of Merchants Bancorp may be subject to backup withholding on the cash payments received for their shares of Common Stock. Backup withholding will not apply, however, if you furnish to Merchants Bancorp a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the date of completion of the Merger (foreigners should contact their tax advisers).

      Backup withholding is not an additional tax but is credited against the federal income tax liability of the taxpayer subject to the withholding. If backup withholding results in an overpayment of a taxpayer's federal income taxes, that taxpayer may obtain a refund from the IRS.

TAX DISCLOSURE

      The tax advice herein was not written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on any taxpayer. The tax advice herein was written to support the promotion of the proposed Merger. You should seek advice based on your particular circumstances from an independent tax advisor. This discussion is only intended to provide you with a general summary and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Merger. In addition, this discussion does not address tax consequences that may vary with, or are contingent on, your individual circumstances. Moreover, this discussion does not address any non-income tax or any foreign, state or local tax consequences of the Merger. Accordingly, you are strongly encouraged to consult with your own tax advisor to determine the particular U.S. federal, state, local or foreign income or other tax consequences of the Merger that are applicable to you.

PRO FORMA EFFECT OF THE MERGER AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

      Unaudited consolidated pro forma financial statements giving effect to the proposed transaction (the "Consolidated Pro Forma Financial Statements") are attached hereto as Appendix E. These include unaudited consolidated pro forma balance sheets as of September 30, 2005 (the "Consolidated Pro Forma Balance Sheets"), and unaudited consolidated pro forma income statements for the fiscal year ended December 31, 2004 and the nine month period ended September 30, 2005 (the "Consolidated Pro Forma Income Statements"). Pro forma adjustments to the Consolidated Pro Forma Balance Sheets are computed as if the Merger occurred at September 30, 2005, while the pro forma adjustments to the Consolidated Pro Forma Income Statements are computed as if the Merger occurred on January 1, 2004 and January 1, 2005, respectively.

      Given the uncertainty as to which shareholders owning more than 100 but fewer than 1,500 Common Shares will elect to receive the Cash Consideration and which will elect to receive Series A Preferred Stock, management has prepared its Consolidated Pro Forma Balance Sheets and Consolidated Pro Forma Income Statements using two alternative assumptions. The first alternative assumes that all shareholders of record who own more than 100 but fewer than 1,500 shares of record will elect to receive the Cash Consideration in connection with the Merger. Under this alternative, the Company has assumed that 119,528 shares of Common Stock will be acquired at the aggregate cash payment of $2,750,000. The second alternative assumes that all shareholders of the Company who own more than 100 but fewer than 1,500 shares of record will elect to receive Series A Preferred Stock in connection with the Merger. Under this alternative, the Company has assumed that 8,197 shares of Common Stock will be acquired for cash at the aggregate cost of $190,000. In each case, we have assumed that no shareholders owning 1,500 or more shares of record will dissent from the transaction.

      In addition to the foregoing assumptions, the Consolidated Pro Forma Financial Statements also take into account: (1) certain estimated costs and expenses related to consummating the Merger; (2) certain estimated cost savings related to going private; and (3) the relative usage of a line of credit in the amount of $4.0 million to be secured by the Company through First Tennessee Bank to finance the proposed transaction. No other arrangements related to financing the proposed transaction where factored into the pro forma calculations. Please see the Consolidated Pro Forma Financial Statements provided as Appendix E to this proxy statement for the complete pro forma financial information relating to this transaction.

      Merchants Bancorp does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements. Merchants Bancorp's pro forma ratio of earnings to fixed charges was 1.94 for the fiscal year ended December 31, 2004, and 1.85 for the nine (9) month period ended September 30, 2005.

TERMINATION OF SECURITIES EXCHANGE ACT REGISTRATION

      Merchants Bancorp's Common Stock is currently registered under the Securities Exchange Act. We will be permitted to terminate our registration if there are fewer than 300 record holders of outstanding shares of Merchants Bancorp Common Stock. Upon the completion of the Merger, Merchants Bancorp will have approximately 271 record holders of its Common Stock, which is currently registered under Section 12(g) of the Securities Exchange Act of 1934 Act (the "Act"). We intend to apply for termination of the registration of Merchants Bancorp's Common Stock under the Act as promptly as possible after the Effective Time of the Merger. Trades of Merchants Bancorp Common Stock will continue to be executed only through privately negotiated transactions after the Merger. Merchants Bancorp Common Stock is not currently traded on any securities exchange, the Over the Counter Bulletin Board or the Pink Sheets. Following the termination of the registration of the Company's Common Stock under the Act, such stock will no longer be eligible for quotation in an automated quotations system operated by any national securities association. Once the registration of our Common Stock is terminated, it will not need to be re-registered under
Section 12(g) of the Act until such time as the Company again exceeds 500 record holders of its Common Shares.


      Termination of registration under the Act will substantially reduce the information required to be furnished by the Company to its shareholders and to the Securities and Exchange Commission and would make some of the provisions of the Securities Exchange Act, such as the short-swing profit provisions of
Section 16, the requirement of furnishing a proxy or information statement in connection with shareholder meetings under Section 14(a) and the requirements of Rule 13e-3 regarding "going private" transactions, no longer applicable to the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO MERGE MBI MERGER SUB, INC. WITH AND INTO MERCHANTS BANCORP, INC.

              PROPOSAL II - AMENDMENT TO ARTICLES OF INCORPORATION

      The Board is proposing to amend the Company's Amended and Restated Articles of Incorporation to authorize the issuance of 140,000 shares of Series A Preferred Stock. The newly authorized Series A Preferred Stock will be issued in connection with the Merger transaction to all shareholders owning between 100 and 1,500 Common Shares as of the Record Date who elect to receive the new Series A Preferred Shares. The number of Series A Preferred Shares proposed for authorization represents the maximum number of such shares that the Company will likely need to issue in the event every shareholder owning more than 100 but less than 1,500 Common Shares elected to receive shares of Series A Preferred Stock, as opposed to the Cash Consideration. The Merger transaction is discussed more thoroughly in Proposal I above. Below is a description of the terms of the proposed Series A Preferred Stock, followed by a description of the terms of the Company's Commons Stock.

SERIES A PREFERRED STOCK

Term

The Series A Preferred Stock shall have a term of twenty (20) years from the date of issuance (the "Term"), upon the maturity of which, each holder of the Series A Preferred Stock shall receive the Principal Amount of $23.00 for each share so held. The date of issuance shall be deemed to be the date on which the amendment to the Company's Articles of Incorporation authorizing the Series A Preferred is filed with the Ohio Secretary of State. The consideration to be received by holders of Series A Preferred Stock upon completion of the 20 year term may not be commensurate with the value of such shares at that time.

Voting Rights

Except and insofar as may be provided by law, the holders of the Series A Preferred Stock shall have no voting rights.

Preemptive Rights

The holders of Series A Preferred Stock have no preemptive right to acquire additional shares of Series A Preferred Stock, or any other series of Preferred Stock, which may, from time to time, be authorized and issued by the Company.

Dividend Rights

The holders of shares of Series A Preferred Stock shall be entitled to a preference in the distribution of dividends, when and as declared by the Board of Directors, and shall receive such dividends prior to the payment of any dividends to the holders of the Common Stock and in the same per share amount as paid to holders of Common Stock. The shares of Series A Preferred Stock shall be non-cumulative with respect to dividends.

Conversion Right

The shares of Series A Preferred Stock shall have no conversion rights.

Transfer Rights

A holder of Series A Preferred Stock may transfer the ownership of his or her shares, whether by sale, gift, bequest or otherwise, provided that the transfer encompasses all shares of Series A Preferred Stock held by the shareholder, and is to one individual or entity which would count as one record holder on the Company's record of shareholders.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, before any distribution or payment is made to the holders of Common Shares, or any other junior security, the holders of Series A Preferred Stock (or any other series on parity with the Series A) will be entitled to be paid in full the Principal Amount per share. To the extent such payments are made in full to the holders of the Series A Preferred (and any other shares on parity), the remaining assets and funds of the Corporation will be distributed among the holders of all junior securities, including Common Shares, according to their respective rights and preferences. If upon liquidation, dissolution or winding up, the amount available for payment to the holders of Series A Preferred (and any other shares on parity therewith) is insufficient to pay each holder the Principal Amount per share, then the holders of Series A Preferred Stock and all other shares on a parity with the Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled.

Callability

The Series A Preferred Stock shall be callable in the aggregate at the exclusive option of the Corporation upon: (1) written notice to the holders thereof any time after the fifth (5th) anniversary following the date of issuance and otherwise prior to the expiration of the Term; or (2) the execution of any agreement or other arrangement which would result in a "Change of Control," as defined under the proposed amendment to Article FOUR of the Articles of Incorporation. If the shares of Series A Preferred are called in accordance with item (2), the holders thereof shall be paid the Principal Amount for each share held. If such shares are called in accordance with item (1), the holders thereof shall be paid the Principal Amount for each share held, plus a 5% premium thereon. The consideration to be received by holders of Series A Preferred Stock in the event such shares are called by the Company may not be commensurate with the value of such shares at that time.

Antidilution Adjustments

If the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Corporation or of any other corporation by reason of any merger, consolidation, liquidation, reclassification, recapitalization, stock split, combination of shares, or stock dividend, appropriate adjustment shall be made by the Board of Directors of the Corporation in the number, and relative terms, of the shares of Series A Preferred Stock.

COMMON STOCK

Voting Rights

The Company's Articles of Incorporation currently authorize 4,500,000 Common Shares, all of which are without par value. As of the Record Date, 2,666,650 of these Common Shares were issued and outstanding. Each Share of Common Stock of the Company entitles the holder thereof to one (1) vote on all matters except the election of directors, where shareholders are entitled to vote their shares cumulatively. A majority of the votes cast at a meeting of the shareholders will decide every question or matter submitted to the shareholders, unless as otherwise expressly required by Ohio law or by the Company's Articles of Incorporation.

Cumulative Voting

As stated above, shareholders are entitled to vote shares cumulatively in the election of Directors, and Directors of the Company are elected by a plurality of votes. A shareholder voting cumulatively may cast the number of shares he owns times the number of Directors to be elected in favor of one nominee or allocate such votes among the nominees as he or she determines. As indicated below, the Company's Code of Regulations provides for a classified, or staggered, Board of Directors. This means that the Board of Directors is divided into three classes, as nearly equal in number as possible, with the term of office of one class of Directors expiring each year. One consequence of a classified Board of Directors is to minimize the impact of cumulative voting in the election of Directors.

Preemptive Rights

The holders of Common Shares of the Company have no preemptive right to acquire additional Shares which may, from time to time, be authorized and issued by the Company. Preemptive rights permit a shareholder, upon the issuance of additional shares by a corporation, to subscribe to a sufficient number of such shares so as to maintain his or her relative pro rata ownership interest in the corporation.

Transfer and Assessability

The transfer of the Common Shares of the Company may not be restricted by the Company. No transfers of shares, however, shall be entered upon the records of the Company until the previous certificates, if any, given for the same shall have been surrendered and canceled. Once Common Shares of the Company have been issued, they are fully paid and non-assessable.

Dividend Rights

Dividends may be paid on Common Shares of the Company as are declared by the Board of Directors out of funds legally available therefor under the Ohio General Corporation Act. Pursuant to Ohio law, dividends may not exceed the surplus of a corporation, and may not be declared if the corporation is insolvent or would be made insolvent by declaration of the proposed dividend. The ability of the Board of Directors to declare dividends on Company Common Shares is also subject to the ability of the Bank to pay dividends up to the Company. Various U.S. federal statutory provisions limit the amount of dividends the Company's banking subsidiaries can pay to the Company without regulatory approval. Dividend payments by national banks are limited to the lesser of (1) the level of undivided profits; (2) the amount in excess of which the bank ceases to be at least adequately capitalized; and (3) absent regulatory approval, an amount not in excess of net income for the current year combined with retained net income for the preceding two years. In addition, U.S. federal bank regulatory authorities have authority to prohibit the Company's banking subsidiary from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute an unsafe or unsound practice. The ability of the Company's banking subsidiary to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines. For more discussion regarding the restrictions on the ability of the Bank to pay dividends, refer to Note 13 to the Company's Consolidated Financial Statements contained in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2004.

POSSIBLE ANTI-TAKEOVER EFFECT OF PROPOSAL

      The proposed amendment to the Articles of Incorporation to authorize and allow for the issuance of shares of Series A Preferred Stock pursuant to the going private Merger should not by itself operate to discourage unilateral tender offers or other attempts to take over the Company. In addition, shares of Series A Preferred Stock do not possess voting rights under the proposed amendment to the Company's Articles of Incorporation, and such shares would not ordinarily be entitled to voting rights in connection with any acquisition or merger of the Company under the applicable sections of the Ohio General Corporation Statute. Also, shares of Series A Preferred Stock are, at the option of the Company, expressly redeemable for the Principal Amount upon the execution of any agreement or arrangement which would result in a change in control of the Company.

      The foregoing discussion describing the potential "anti-takeover" effects of this proposal may not contain all of the information that is pertinent to each investor. Therefore, this disclosure is qualified in its entirety to the language of the proposed Amendment to the Articles of Incorporation, which is attached to this Proxy Statement at Appendix D.

ANTI-TAKEOVER MEASURES CURRENTLY IN PLACE

      The Company's governing documents currently contain certain provisions to protect the interest of the Company and its shareholders in the event of a hostile takeover attempt. THESE WILL NOT CHANGE AS A RESULT OF THE PROPOSED TRANSACTION. A brief description of the material aspects of these provisions is provided as follows:

      Article Sixth of the Company's Articles of Incorporation requires both a "supermajority" shareholder vote and the satisfaction of certain "fair price" provisions in connection with the approval of certain mergers, consolidations, sales of substantially all of the assets and similar transactions involving control of the Company ("Combinations"). Fair price provisions are intended to guarantee that all shareholders receive an identical price in connection with the sale of their shares.

      Specifically, a vote of not less than 80% of the outstanding shares of the Company is generally required to effect Combinations not approved by a majority of Directors not affiliated with the potential acquiror (the "Disinterested Directors"). Additionally, unless the combination is approved by a majority of Disinterested Directors or the fair price provisions contained in Article Sixth are satisfied, the vote of two-thirds of the outstanding voting shares of the Company, not including shares then held by the potential acquiror, is also required to approve the Combination.

      Article III of the Company's Code of Regulations contains a provision which "classifies" the Board of Directors into three classes. Classification of the Board provides for the election each year of one-third of the total number of Directors to rolling three-year terms, which makes it difficult to replace the Board of Directors.

      Article III of the Company's Code of Regulations states that the removal of a director, otherwise than for cause pursuant to Section 1701.58 of the Ohio Revised Code, requires the affirmative vote of two-thirds of the outstanding shares of the Company. However, a Director may not be removed if the number of shares voted against his removal would be sufficient to elect the Director if voted cumulatively at a meeting of shareholders called for that purpose.

      These provisions and limitations will make it more difficult for companies or persons to acquire control of the Company without the support of the Board of Directors of the Company. However, these provisions also could deter offers for Shares in the Company which might be viewed by certain investors not to be in their best interest.

DIVIDEND POLICY AND INVESTMENT RISK

      It is currently the informal policy of the Company to declare and pay dividends on a semi-annual basis. Future dividend payments may be made at the discretion of Merchants Bancorp's Board of Directors upon consideration of factors such as operating results, financial condition, statutory and regulatory restrictions, tax consequences, and other relevant factors. Holders of Common Stock are entitled to share pro rata in the distribution of dividends when and as declared by the Board of Directors from funds legally available for such purpose. Upon the amendment to the Company's Articles of Incorporation as described under this Proposal II, holders of the Series A Preferred Stock, will be entitled to a dividend preference which will allow them to receive their dividends prior to any dividend payments to holders of Common Stock. Dividends paid to holders of Series A Preferred Stock shall be identical in amount, on a per share basis, as dividends paid to holders of Common Stock.

      The ability of the Company to obtain funds for the payment of dividends and for other cash requirements will be largely dependent on the amount of dividends which may be declared by its banking subsidiary. Various U.S. federal statutory provisions limit the amount of dividends the Company's banking subsidiaries can pay to the Company without regulatory approval. Dividend payments by national banks are limited to the lesser of (1) the level of undivided profits; (2) the amount in excess of which the bank ceases to be at least adequately capitalized; and (3) absent regulatory approval, an amount not in excess of net income for the current year combined with retained net income for the preceding two years Additionally, under certain circumstances, approval of the OCC may be required prior to the payment of a dividend or other distribution.

      BECAUSE THE PRINCIPAL ECONOMIC VALUE OF THE SERIES A PREFERRED STOCK IS A CASH DIVIDEND PAYMENT ON PARITY WITH THAT PAID TO HOLDERS OF THE COMPANY'S COMMON STOCK, AN INVESTMENT IN SHARES OF THE SERIES A PREFERRED STOCK IS NOT WITHOUT ECONOMIC RISK.

WHILE THE COMPANY HAS HAD A RELATIVELY STABLE HISTORY OF BOTH EARNINGS AND SEMIANNUAL DIVIDEND DISTRIBUTIONS TO SHAREHOLDERS, THE COMPANY CANNOT GUARANTEE THAT IT WILL BE ABLE TO CONTINUE THE PAYMENT OF SUCH DIVIDENDS IN THE FUTURE. MOREOVER, SHARES OF SERIES A PREFERRED STOCK ARE NOT INSURED BY THE FDIC, AND, AS SUCH, THE REPAYMENT TO HOLDERS THEREOF OF THE PRINCIPAL AMOUNT UPON MATURITY IS IN NO WAY GUARANTEED. IN ADDITION, THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SERIES A PREFERRED STOCK, EITHER UPON COMPLETION OF THE 20 YEAR TERM OR IN THE EVENT SUCH SHARES ARE CALLED BY THE COMPANY, MAY NOT BE COMMENSURATE WITH THE VALUE OF SUCH SHARES AT THAT TIME.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO CREATE THE NEW CLASS OF PREFERRED STOCK.

                              INFORMATION REGARDING
                       THE SPECIAL MEETING OF SHAREHOLDERS

TIME AND PLACE OF MEETING

      This proxy statement and the accompanying proxy card are furnished in connection with the solicitation of proxies to be used in voting at the special meeting of shareholders of Merchants Bancorp, Inc., to be held on January 24, 2006, at the main office of Merchants National Bank located at 100 North High Street, Hillsboro, Ohio 45133 at 10:00 a.m. (local time) (the "Meeting") and all adjournments thereof.

      Merchants Bancorp, Inc. (the "Company") is a registered bank holding company of which Merchants National Bank (the "Bank") is a wholly owned subsidiary.

      THE ENCLOSED PROXY IS SOLICITED BY THE BOARD OF DIRECTORS (HEREINAFTER SOMETIMES REFERRED TO AS "MANAGEMENT") OF THE COMPANY. All costs associated with the solicitation will by borne by the Company. The Company does not intend to solicit proxies other than by use of the mails, but certain officers and regular employees of the Company or its subsidiaries, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies.

RECORD DATE AND MAILING DATE

      The close of business on December 5, 2005, is the Record Date for the determination of shareholders entitled to notice of and to vote at the special meeting. This proxy statement and the enclosed form of proxy are being first sent or delivered to the Company's shareholders on approximately December 21, 2005.

NUMBER OF SHARES OUTSTANDING

      As of the close of business on the Record Date, The Company had 4,500,000 shares of Common Stock, no par value, authorized, of which 2,666,650 shares were issued and outstanding. Each outstanding share is entitled to one vote on all matters presented at the meeting.

PURPOSES OF SPECIAL MEETING

      The purposes of the special meeting are:

1. To consider and act upon a proposal to approve the Merger of MBI Merger Co., Inc., a wholly-owned subsidiary of Merchants Bancorp, with and into Merchants Bancorp, Inc. as contemplated by the Merger Agreement attached as Appendix A to the enclosed proxy statement. Pursuant to the terms of the Merger Agreement, at the Effective Time of the Merger: (i) each share of Common Stock then held by a shareholder of record who as of the Record Date held 100 or fewer shares will be converted into the right to receive the per share Cash Consideration from the Company; and
      (ii) each share of Common Stock then held by a shareholder of record who as of the Record Date held 1,500 or more shares will remain as outstanding Common Stock of the Company unchanged. At the Effective Time, each share of Common Stock then held by a shareholder of record who as of the Record Date held more than 100 but fewer than 1,500 shares of Common Stock will be converted into the right to receive: (i) the per share Cash Consideration; (ii) one share of a newly authorized Class A Preferred Stock of the Company; or (iii) a combination of cash and Class A Preferred Stock.

2. To amend the Articles of Incorporation to authorize the issuance of 140,000 shares of the new class of Series A Preferred Stock.

3. To transact any other business as may properly come before the meeting or any adjournments of the meeting.

DISSENTERS' RIGHTS

      The applicable provisions of the Ohio Revised Code entitle shareholders of Merchants Bancorp to exercise dissenters' rights to appraisal. For more information regarding the exercise of dissenters' rights, see "Background of the Merger Proposal -- Rights of Dissenting Shareholders."

VOTING AT THE SPECIAL MEETING AND REQUIREMENTS FOR SHAREHOLDER APPROVAL

      A quorum of shareholders must exist for the special meeting to be held. A quorum consists of a majority of shares entitled to vote represented at the special meeting in person or by proxy. Once a share is represented at the meeting it is deemed present for quorum purposes throughout the meeting or any adjourned meeting unless a new Record Date is or must be set for the adjourned meeting. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

      Approval of both the Merger and the amendment to the Company's Articles of Incorporation to create the new Series A Preferred Stock requires the affirmative vote of a majority of the shares of Merchants Bancorp entitled to vote on Proposals 1 and 2, respectively. Consequently, shares represented at the special meeting in person or by proxy but withheld, including abstentions and broker non-votes, effectively constitute votes against the Merger. On the Record Date, Merchants Bancorp's directors and executive officers owned, directly or indirectly, 643,629 Common Shares, representing approximately 24.14% of the 2,666,650 outstanding shares of Common Stock as of that date. Each of the directors and executive officers of the Company has indicated that he or she intends to vote his or her shares in favor of the proposed Merger.

      Based on the 2,666,650 shares outstanding as of the Record Date, a quorum will consist of 1,333,326 shares represented either in person or by proxy. Based on the 2,666,650 shares outstanding as of the Record Date, the minimum number of votes required to be cast in favor of the approval of the Merger and the amendment to the Company's Articles of Incorporation to create the new Series A Preferred Stock is also 1,333,326.

      Abstentions and broker non-votes (arising from the absence of discretionary authority on the part of a broker-dealer to vote shares of Common Stock held in street name for customer accounts) are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions do not count as votes in favor of or against a given matter. Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that contain no voting instructions by the broker on a particular matter are referred to as "broker non-votes" with respect to the proposal(s) being voted upon.

      If you properly sign, return and do not revoke your proxy card, the persons appointed as proxies will vote your shares according to the instructions you have specified on the proxy card. If you sign and return your proxy but do not specify how the persons appointed as proxies are to vote your shares, your proxy will be voted "FOR" the approval of Proposals 1 and 2, and in the best judgment of the persons appointed as proxies on all other matters properly brought before the special meeting which were unknown to us a reasonable time before the solicitation.

      You can revoke your proxy at any time before it is voted by submitting either a written revocation of your proxy or a duly signed proxy bearing a date subsequent to your originally submitted proxy to the Secretary of the Company at 100 North High Street, Hillsboro, Ohio 45133. You may also revoke your proxy by attending the special meeting and voting in person.

SOLICITATION OF PROXIES

      Proxies are being solicited by our Board of Directors, and Merchants Bancorp will pay the cost of the proxy solicitation. Our directors, officers and employees may, without additional compensation, solicit proxies by personal interview, telephone, or fax. We will direct brokerage firms or other custodians, nominees or fiduciaries to forward our proxy solicitation material to the beneficial owners of Common Stock held of record by these institutions and will reimburse such brokerage firms, custodians, nominees or other fiduciaries for any expenses they incur in this regard.

ELECTION PROCEDURES FOR CERTAIN SHAREHOLDERS

      If you are a shareholder who held more than 100 shares of Common Stock but fewer than 1,500 shares of Common Stock as of the Record Date, you must make your election regarding the receipt of the Cash Consideration or Series A Preferred Stock on the proxy card provided with this proxy statement. You may elect to receive a combination of Cash Consideration and Series A Preferred Stock in exchange for your shares of Common Stock. If you elect to receive a combination of Cash Consideration and Series A Preferred Stock, you may determine at your election the whole number of Common Shares as to which you wish to receive the Cash Consideration and the whole number of your Common shares as to which you elect to receive shares of Series A Preferred Stock. If you elect to receive part Cash Consideration and part Series A Preferred Stock, you will need to indicate on your proxy card the number of whole

Common Shares as to which you elect to receive the Cash Consideration and the whole number of Common Shares as to which you elect to receive Series A Preferred Stock. All such elections must be made with respect to whole shares of Common Stock, and no election can be made which would result in the issuance of a fractional share of Series A Preferred Stock.

      If you fail to specify any election on the enclosed proxy card, you will be deemed to have elected to receive only Cash Consideration in exchange for your Common Stock. All elections must be received by the Company prior to the date of the special meeting of shareholders. You may change a previously submitted election by completing a new proxy card and sending it to the Company, but your revised election must be received prior to the date of the special meeting of shareholders.

      SHARES OF SERIES A PREFERRED STOCK WILL BE LESS LIQUID THAN SHARES OF THE COMPANY'S COMMON STOCK, WILL HAVE NO VOTING RIGHTS, AND WILL NOT BE REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934. IN ADDITION, SHARES OF SERIES A PREFERRED STOCK HAVE A TERM OF 20 YEARS FROM THE DATE OF ISSUANCE AND ARE ALSO CALLABLE AT THE OPTION OF THE COMPANY ANY TIME AFTER THE FIFTH YEAR FOLLOWING THE DATE OF ISSUANCE, OR AT ANY OTHER TIME IN THE EVENT THE COMPANY HAS ENTERED INTO AN AGREEMENT OR OTHER ARRANGEMENT WHICH, IF EFFECTED, WOULD RESULT IN A "CHANGE IN CONTROL," AS THAT TERM IS DEFINED IN THE PROPOSED CERTIFICATE OF AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION ATTACHED HERETO AS APPENDIX D. THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SERIES A PREFERRED STOCK, EITHER UPON COMPLETION OF THE 20 YEAR TERM OR IN THE EVENT SUCH SHARES ARE CALLED BY THE COMPANY, MAY NOT BE COMMENSURATE WITH THE VALUE OF SUCH SHARES AT THAT TIME.

      NONE OF THE SHARES OF SERIES A PREFERRED STOCK OFFERED IN CONNECTION WITH THE TRANSACTION PROPOSED BY THIS PROXY STATEMENT ARE DEPOSITS OR ACCOUNTS. THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

      GIVEN THE GENERAL TERMS AND ANTICIPATED ILLIQUIDITY OF THE SERIES A PREFERRED STOCK, SHAREHOLDERS OWNING MORE THAN 100 BUT FEWER THAN 1,500 SHARES OF COMMON STOCK ARE STRONGLY ADVISED TO CONSIDER THE DESIRABILITY OF BEING COMMITTED TO AN INVESTMENT IN SHARES OF THE SERIES A PREFERRED STOCK FOR THE ENTIRE 20 YEAR TERM.

             INFORMATION ABOUT MERCHANTS BANCORP AND ITS AFFILIATES

MERCHANTS BANCORP, INC. AND MERCHANTS NATIONAL BANK

GENERAL

      Merchants Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Ohio on March 29, 1996 at the direction of the Board of Directors of the Merchants National Bank (the "Bank") for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of the Bank. In December, 1996 the Company became the sole shareholder of the Bank. The principal office of the Company is located at

100 North High Street, Hillsboro, Ohio 45133. Hillsboro, situated in south central Ohio, is centrally located between the cities of Columbus, Cincinnati and Dayton, and is the county seat of Highland County. Highland County has a population of approximately 42,000. The company, through its banking affiliate, also conducts business in the neighboring counties of Madison and Fayette, which have populations of approximately 40,000 and 28,000 respectively.

      The Company, through its banking affiliate, offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. The primary business of the Bank consists of accepting deposits through various consumer and commercial deposit products, and using such deposits to fund various loan products. The Bank's primary loan products (and the general terms for each) are as follows: (1) loans secured by residential real estate, including loans for the purchase of one to four family residences which are secured by 1st and 2nd mortgages and home equity loans; (2) consumer loans, including new and used automobile loans, loans for the purchase of mobile homes and debt consolidation loans; (3) agricultural loans, including loans for the purchase of real estate used in connection with agricultural purposes, operating loans and loans for the purchase of equipment; and (4) commercial loans, including loans for the purchase of real estate used in connection with office or retail activities, loans for the purchase of equipment and loans for the purchase of inventory.

      All of the Bank's deposit and lending services are available at its four full service offices. The remaining three offices of the Bank are engaged primarily in deposit-related services. The Company has no foreign operations, assets or investments.

      The Bank is a national banking association organized under the laws of the United States. The Bank is regulated by the Office of the Comptroller of the Currency ("OCC"), and its deposits are insured by the Federal Deposit Insurance Company ("FDIC") to the extent permitted by law and, as a subsidiary of the Company, is regulated by the Board of Governors of the Federal Reserve. As of September 30, 2005, the Company and its subsidiary had consolidated total assets of approximately $364.6 million, consolidated total deposits of approximately $289.1 million and consolidated total shareholders' equity of approximately $33.5 million. For more information on the business of the Company and the Bank, including information on competition in the Bank's primary markets and information regarding the supervision and regulation of the Company and the Bank, please see Part I, Item 1 of the Company's annual report on Form 10-K for the fiscal year ended December 31, 2004.

      Merchants Bancorp, Inc. has not been convicted in a criminal proceeding during the past five years, nor has it been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities law, or finding any violation of federal or state securities laws.

MBI MERGER SUB, INC.

      MBI Merger Sub is a newly-formed Ohio corporation, and is a wholly-owned subsidiary of Merchants Bancorp, Inc. MBI Merger Sub was organized solely for the purpose of facilitating the Merger transaction. The Articles of Incorporation of MBI Merger Sub authorize the issuance of 100 shares of common stock, all of which are held by Merchants Bancorp, Inc. There is no trading market for the common stock of MBI Merger Sub., and there have been no trades of MBI Merger Sub common stock since its date of incorporation. Additionally, MBI Merger Sub has paid no dividends since its date of incorporation and does not intend to pay any dividends prior to the Merger. MBI Merger Sub will be merged with and into Merchants Bancorp and will cease to exist after the Merger. MBI Merger Sub has not conducted any activities other than those incident to its formation, its negotiation and execution of the Merger Agreement and its assistance in preparing various SEC filings related to the proposed transaction. MBI Merger Sub has no significant assets, liabilities or shareholders' equity. Members of the board of directors and senior management of MBI Merger Sub are identical to those of Merchants Bancorp, Inc. The address and telephone number of MBI Merger Sub's principal offices are also the same as Merchants Bancorp, Inc. MBI Merger Sub has not been convicted in a criminal proceeding during the past five years, nor has it been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities law, or finding any violation of federal or state securities laws.

DIRECTORS AND SENIOR EXECUTIVE OFFICERS OF MERCHANTS BANCORP, INC.

The following tables set forth information with respect to each Director and senior executive of the Company.

     NAME AND AGE                               PRINCIPAL OCCUPATION               DIRECTOR SINCE
William Butler, 68         President, Union Stock Yards                                 1983

Jack Walker, 76            Retired - Insurance Consultant                               1974

Donald Fender, Jr., 67     Realtor                                                      1972

Richard S. Carr, 58        Farmer and Vice President of Five Points Implement.          2002

Paul W. Pence, Jr., 53     President and CEO of the Company and the Bank                1981

James R. Vanzant, 58       Highland County Health Commissioner                          1992
                           Veterinarian (part-time practice)

Robert Hammond, 61         Attorney, Sole Practitioner                                  1994

James D. Evans, 55         Executive Vice President and Secretary of the                 N/A
                           Company and the Bank

LEGAL PROCEEDINGS

      All of the above-listed persons are U.S. citizens. During the past five years, none of them have been a party in any judicial or administrative proceeding that resulted in a judgment, decree, or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Nor have any of them been convicted in any criminal proceeding during the past five years, excluding traffic violations and similar misdemeanors. The business address and telephone number of the directors and executive officers at the Company is 100 North High Street, Hillsboro, Ohio 45133, telephone (937) 393-1993.

VOTING SECURITIES HELD BY DIRECTORS, EXECUTIVE OFFICERS AND 5% BENEFICIAL OWNERS OF MERCHANTS BANCORP, INC.

      The following table sets forth information as of the Record Date with respect to the persons, or groups of persons, known to Merchants Bancorp to be the beneficial owners of more than five percent of Merchants Bancorp's Common Stock, each of the directors, executive officers, and all directors and executive officers as a group before and their anticipated ownership after the Merger. The information provided below assumes 2,666,650 issued and outstanding Common Shares prior to the Merger, and 2,547,122 Common Shares issued and outstanding following the Merger.

                                                  PRIOR TO MERGER                  AFTER MERGER
                                            ----------------------------   ---------------------------
                                              NUMBER OF      PERCENT OF      NUMBER OF     PERCENT OF
                                               SHARES          SHARES         SHARES         SHARES
NAME AND ADDRESS                            BENEFICIALLY    BENEFICIALLY   BENEFICIALLY   BENEFICIALLY
OF BENEFICIAL OWNER                             OWNED          OWNED           OWNED         OWNED
-----------------------------------------   ------------   -------------   ------------   ------------
William Butler(1)                               41,230          1.55%          41,230          1.62%
Jack Walker(2)                                  22,000          0.83%          22,000          0.86%
Paul W. Pence, Jr.                             148,695          5.58%         148,695          5.84%
James R. Vanzant                                 1,500          0.06%           1,500          0.06%
Robert Hammond(3)                                3,000          0.11%           3,000          0.12%
Donald Fender, Jr.(4)                          407,000         15.26%         407,000         15.98%
James D. Evans(5)                               11,804          0.44%          11,804          0.46%
Richard S. Carr(6)                               8,400          0.32%           8,400          0.33%
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
GROUP (11):                                    643,629         24.14%         643,629         25.27%

------------------
(1) Includes 30 shares held jointly by Mr. Butler with his spouse, 20,600 shares held by the William R. Butler Revocable Trust, for which Mr. Butler serves as trustee, and 20,600 shares held by the Janet Sue Butler Revocable Trust, for which Mr. Butler's spouse serves as trustee.

(2) Includes 11,000 shares held by the Jack E. Walker Trust, for which Mr. Walker serves as trustee, and 11,000 shares held by the Patricia C. Walker Trust, for which Mr. Walker's spouse serves as trustee.

(3) Includes 1,500 shares held individually by Mr. Hammond and 1,500 shares held jointly by Mr. Hammond with his spouse

(4) Includes 377,000 shares held by the Donald E. Fender, Jr. Revocable Trust, for which Mr. Fender serves as trustee, and 30,000 shares held jointly by Mr. Fender with his spouse.

(5) Includes 11,600 shares held jointly by Mr. Evans with his spouse, and 204 shares held jointly Mr. Evans with other members of his immediate family.

(6) Includes 2,700 shares held individually by Mr. Carr, 2,700 shares held individually by Mr. Carr's spouse, and 3,000 shares held jointly by Mr. Carr with his spouse.

RECENT AFFILIATE TRANSACTIONS IN MERCHANTS BANCORP STOCK

      Except as provided below, there were no transactions in Merchants Bancorp's Common Stock by its affiliates which have occurred over the last two years. On November 25, 2003, Robert L. Hammond, a Director of the Company, beneficially acquired 1,000 shares of the Company's Common Stock at the cost of $20.00 per share, and on September 2, 2005, Mr. Hammond and his wife jointly acquired 450 shares of Common Stock at $25.00 per share and 50 shares of Common Stock at $23.00 per share. On October 1, 2004, Jack E. Walker, a Director of the Company, beneficially acquired 220 shares of the Company's Common Stock at the cost of $20.00 per share. On July 19, 2005, Paul W. Pence, Jr., a Director and President of the Company, beneficially acquired 141,040 shares of the Company's Common Stock, without cost, from the estate of Margaret D. Pence.

STOCK REPURCHASES BY MERCHANTS BANCORP, INC.

      On August 28, 2003 Merchants Bancorp entered into a stock redemption agreement with 3 shareholders of the Company. Collectively the three shareholders owned 351,350 Common Shares of the Company or 11.71% of outstanding shares. They sold 333,350 of such shares (referred to herein as the "shares") to the Company. The Company retained Austin Associates to determine a "fair value" and issued a "fairness opinion" to the Company dated July 30, 2003. The purchase was made in two separate settlements. The first settlement was for 55,000 shares at a total acquisition price of $1,155,000 and occurred on September 5, 2003. The second settlement occurred on January 9, 2004 for the 278,350 remaining shares. The cost of the second settlement was $5,845,349.87 and was recorded in other liabilities on the December 31, 2003 financial statements. The total value of the transaction was $7,000,349.87.

MARKET FOR COMMON STOCK AND DIVIDEND INFORMATION

Market Information

      The number of holders of record of the Company's Common Stock at the Record Date was 700. There is currently no established public trading market for the Company's Common Stock and the shares of the Company are not listed on any exchange. After the Merger, the Company's Common Stock will no longer be eligible for trading on an exchange or automated quotation system operated by a national securities association. Merchants Bancorp will not be required to file reports under the Securities Exchange Act, and its Common Stock will not be registered under the Securities Exchange Act. Sale price information provided below on a quarterly basis for the year-to-date and the two most recent fiscal years is based on information reported to the Company by individual buyers and sellers of the Company's stock, as obtained by the Company at or around the time of transfer. Not all sales transaction information during these periods was obtained.

                           2005
----------------------------------------------------------
  FIRST QUARTER       SECOND QUARTER       THIRD QUARTER
----------------     ----------------     ----------------
 HIGH       LOW       HIGH      LOW        HIGH      LOW
$22.00    $18.00     $24.00    $19.00     $23.00    $19.00

                                      2004
--------------------------------------------------------------------------------
 FIRST QUARTER        SECOND QUARTER        THIRD QUARTER        FOURTH QUARTER
----------------     ----------------     ----------------      ----------------
 HIGH      LOW        HIGH      LOW        HIGH      LOW         HIGH      LOW
$21.00    $20.00     $20.00    $20.00     $21.00    $19.00      $22.50    $18.77

                                      2003
--------------------------------------------------------------------------------
 FIRST QUARTER        SECOND QUARTER        THIRD QUARTER        FOURTH QUARTER
----------------     ----------------     ----------------      ----------------
 HIGH      LOW        HIGH      LOW        HIGH       LOW        HIGH      LOW
$25.00    $18.00     $23.00    $20.00     $25.00    $20.00      $22.50    $20.00

      At the Record Date, the Company had 2,666,650 shares of Common Stock outstanding. All of such shares are eligible for sale in the open market without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares held by "affiliates" of the Company. Shares held by affiliates are subject to the resale limitations of Rule 144, as promulgated under the Securities Act. For purposes of Rule 144, "affiliates" are deemed to be all Directors, Executive Officers and ten percent beneficial owners of the Company. As of the Record Date, affiliates of the Company had beneficial ownership of an aggregate of 643,629 shares of the Company's Common Stock. The Company has one shareholder with beneficial ownership of more than ten percent of its outstanding shares, and such individual is also a Director of the Company.

      Rule 144 subjects affiliates to certain restrictions in connection with the resale of Company securities that do not apply to individuals currently holding outstanding shares of Company stock. Affiliates of the Company may sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of then outstanding shares of Company Common Stock, or the average weekly trading volume of the Common Stock during the four calendar weeks preceding filing by the selling affiliate of the requisite notice of sale with the SEC on Form 144. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice to the Securities and Exchange Commission, and the availability of current public information about the Company.

Dividends

      Dividends are generally declared by the Board of Directors of the Company semiannually (June 30 and December 31, respectively). On June 30, 2005, the Company paid a dividend of $0.36 per common share to its shareholders. Dividends per share declared by the Company on its Common Stock during the years of 2004 and 2003 are as follows:

                            2004            2003
MONTH
     JUNE                  $0.34           $0.32
     DECEMBER              $0.36           $0.32
                           -----           -----

TOTALS                     $0.70           $0.64
                           =====           =====

      The Company currently expects that comparable semiannual cash dividends will continue to be paid in the future. However, while the company has had a relatively stable history of semiannual dividend distributions to shareholders, the Company cannot guarantee that it will be able to continue the payment of such dividends in the future.

FINANCIAL AND OTHER INFORMATION

      Representatives of the Company's independent registered public accounting firm for the current year and the most recently completed fiscal year are not expected to be present at the special meeting of shareholders. If present, such representative will be provided with the opportunity to make a statement if they desire to do so, and will be available to respond to any appropriate questions.

      Merchants Bancorp does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements. Merchants Bancorp's ratio of earnings to fixed charges was 1.78 and 1.94 for the fiscal years ended December 31, 2003 and 2004, respectively, and was 1.99 and 1.91 for the nine (9) month periods ended September 30, 2004 and 2005, respectively.

      For a listing of all financial and related information incorporated by reference into this document from other filings submitted to the SEC, please refer to the section captioned "Documents Incorporated by Reference."

FUTURE SHAREHOLDER PROPOSALS AND COMMUNICATIONS WITH THE COMPANY'S BOARD OF DIRECTORS

      If the Merger is approved by the requisite vote of the Company's shareholders, the Company will not be required to include shareholder proposals in its proxy materials in connection with next year's special meeting, as permitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. However, if any shareholder of the Company wishes to submit a proposal to be acted upon at the annual meeting of the company to be held in 2006, the proposal must be received by the Secretary of the Company at its principal executive offices, 100 North High Street, Hillsboro, Ohio 45133, prior to the close of business on February 4, 2006. Proposals submitted in this regard will not be included in the Company's proxy materials. With respect to such proposals, the Company will vote all shares for which it has received proxies in the interest of the Company as determined in the sole discretion of its Board of Directors.

      The Company's Code of Regulations establishes advance notice procedures which must be followed by persons (other than the Board of Directors) who wish to nominate a candidate for election to the Board of Directors. In order to nominate a director for election at a meeting of the shareholders, it is necessary that you notify the Company in writing not fewer than 14, nor more than 50, days prior to the meeting unless the Company provides shareholders less than 21 days notice of the meeting. In such instances, notice of the nominations must be delivered or mailed to the Company not later than the seventh day after the notice of the meeting was mailed, or public disclosure of such meeting was provided. In addition, the notice must meet all other requirements contained in our Code of Regulations. Any shareholder who wishes to take such action should obtain a copy of the Code of Regulations and may do so by written request addressed to the Secretary of the Board of Directors at the principal executive offices of the Company provided above.

      The Board of Directors has not yet established a formal process for shareholders to send communications to the Board. The Board of Directors has determined that, in light of the general accessibility of the directors in the community, no formal shareholder communication process is required at this time. Nonetheless, shareholders are encouraged to send written communications regarding the operation or governance of the Company to the attention of Paul W. Pence, Jr., President, Chief Executive Officer and Board member, at the main office of the Company.

OTHER MATTERS


      The management of the Company is not aware of any other matters to be presented for consideration at the meeting or any adjournment thereof. If any other matter should properly come before the meeting, it is intended that the persons named in the enclosed proxy will vote the shares represented thereby in accordance with their judgment, pursuant to the discretionary authority granted therein.


                       WHERE YOU CAN FIND MORE INFORMATION

      Merchants Bancorp files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy, at the prescribed rates, this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

      The SEC also maintains an Internet world wide website that contains reports, proxy statements and other information about issuers including Merchants Bancorp, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      Merchants Bancorp and the Merger subsidiary have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 in connection with the transactions described in this proxy statement. As permitted by the SEC, this proxy statement omits certain information contained in the Schedule 13E-3. The
Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part thereof, is available for inspection or copying as set forth above or is available electronically at the SEC's website.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows Merchants Bancorp to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document or in any other subsequently filed document that also is incorporated by reference herein.

      This document incorporates by reference the documents listed below that Merchants Bancorp has filed previously with the SEC. They contain important information about Merchants Bancorp and its financial condition.

      o Merchants Bancorp's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Commission on March 31, 2005, is hereby incorporated by reference. The audited financial statements are included as Exhibit 99 to the Form 10-K. The Selected Financial Data is included in Part II, Item 6 of the Form 10-K on page 12 thereof. The Supplemental Financial Information is included in Part II, Item 8 of the Form 10-K on page 11 thereof. Management's Discussion and Analysis of Financial Condition and Results of Operations is included in Part II, Item 7 of the Form 10-K on pages 13 - 32 thereof. Quantitative and Qualitative Disclosures About Market Risk are included in Part II, Item 7A of the Form 10-K on pages 32 - 34 thereof. Discussion regarding the business of the Company is included in Part I, Item 1 of the Form 10-K on pages 2 - 8 thereof.

      o Merchants Bancorp's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Commission on November 14, 2005, is hereby incorporated by reference. The unaudited financial statements, including the notes thereto, are included in Part I,
            Item 1 of the Form 10-Q on pages 2 - 8 thereof. Management's Discussion and Analysis of Financial Condition and Results of Operations is included in Part I, Item 2 of the Form 10-Q on pages 8
            - 13 thereof. Quantitative and Qualitative Disclosures About Market Risk are included in Part 1, Item 3 of the Form 10-Q on pages 13 - 14 thereof.

      A copy of the Company's most recent Annual Report on Form 10-K is attached as Appendix F to this proxy statement. A copy of the Company's Quarterly Report on Form 10-Q is attached as Appendix G to this proxy statement. These documents are also included in our SEC filings, which you can access electronically at the SEC's website at http://www.sec.gov.

      We have not authorized anyone to give any information or make any representation about the transaction or us that differs from, or adds to, the information in this proxy statement or in our documents that are publicly filed with the SEC. If anyone does give you different or additional information, you should not rely on it.

      Date: December 21, 2005           By Order of the Board of Directors of
                                              Merchants Bancorp, Inc.

                                              James D. Evans, Secretary

                                   APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                     BETWEEN
                MERCHANTS BANCORP, INC. AND MBI MERGER SUB, INC.

THIS AGREEMENT AND PLAN OF MERGER (the "Merger Agreement"), dated as of December 12, 2005, is hereby entered into by and between MBI Merger Sub, Inc., an Ohio corporation ("Merger Sub"), and Merchants Bancorp, Inc., an Ohio corporation ("MBI").

                                    RECITALS

Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. As of the date hereof, the authorized capital stock of Merger Sub consists of 100 shares of Common Stock, no par value ("Merger Sub Common Stock"), of which 100 shares are issued and outstanding. MBI is a corporation duly organized and validly existing under the laws of the State of Ohio. As of the date hereof, the authorized capital stock of MBI consists of 4,500,000 shares of common stock, no par value ("MBI Common Stock"), of which 2,666,650 shares are presently issued and outstanding. The respective Boards of Directors of MBI and Merger Sub deem the Merger Agreement advisable and in the best interests of each such corporation and their respective shareholders. The respective Boards of Directors of MBI and Merger Sub, by resolutions duly adopted, have approved the Merger Agreement and have each recommended that the Merger Agreement be approved by their respective shareholders and have each directed that this Merger Agreement be submitted for approval by their respective shareholders. Shareholders of MBI and shareholders of Merger Sub are each entitled to vote to approve the Merger Agreement. The number of shares of MBI Common Stock and the number of shares of Merger Sub Common Stock are not subject to change before the Effective Time (as hereinafter defined). Therefore, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto hereby covenant and agree as follows:

                                    ARTICLE I
                                   THE MERGER

1.1 THE MERGER. Subject to the terms and conditions of this Merger Agreement, and in accordance with the Ohio Revised Code (the "Revised Code"), at the Effective Time (as defined in Section 1.2), Merger Sub shall merge (the "Merger") with and into MBI, and MBI shall survive the Merger and shall continue its corporate existence under the laws of the State of Ohio. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate and the name of the Surviving Corporation shall be "Merchants Bancorp, Inc."

1.2 EFFECTIVE TIME. As soon as is reasonably practicable after the date hereof, after approval of this Merger Agreement by the shareholders of the constituent corporations and after the receipt of all required regulatory approvals and the expiration of any statutory waiting periods, a Certificate of Merger meeting the requirements of Section 1701.81 of the Revised Code shall be filed with the Ohio Office of the Secretary of State for approval. The Merger shall become effective ("the Effective Time") when the Certificate of Merger has been accepted for filing by the Ohio Office of the Secretary of State or as otherwise specified in the Certificate of Merger.

1.3 EFFECTS OF THE MERGER. At and after the Effective Time, the Merger shall have the effects set forth in the Revised Code.

1.4 TREATMENT OF MBI COMMON STOCK; CONVERSION OF MERGER SUB COMMON STOCK.

      (a) At the Effective Time, by virtue of the Merger and without any further action on the part of any Record Holder (as hereinafter defined), the following shall occur:

            (1) Each issued and outstanding share of MBI Common Stock owned by a First Tier Record Holder (as hereinafter defined) shall be converted into the right to receive cash from the Surviving Corporation in the amount of $23.00 per share (the "Cash Consideration"), without interest thereon, upon the surrender to the Surviving Corporation of their certificates formerly representing shares of MBI Common Stock. Except as otherwise provided in this Section 1.4, First Tier Record Holders shall cease to have any rights as shareholders of MBI or the Surviving Corporation, other than such rights, if any, as they may have pursuant to the Revised Code.

            (2) Each issued and outstanding share of MBI Common Stock owned by a Second Tier Record Holder (as hereinafter defined) who has submitted a Proper Election (as hereinafter defined) to the Company shall be converted in accordance with said Proper Election. Second Tier Record Holders that have not made a Proper Election shall be deemed to have elected to receive the Cash Consideration in exchange for all shares held at the Effective Time. To the extent any Second Tier Record Holder has elected, or who otherwise would be deemed to have elected, the Cash Consideration, such Record Holder shall cease to have any rights as shareholders of MBI or the Surviving Corporation with respect to such shares of MBI Common Stock for which the election to receive the Cash Consideration was made (or deemed to have been made), except such rights, if any, as such Record Holders may have pursuant to the Revised Code; their sole and exclusive right with respect to such shares of MBI Common Stock being to receive the Cash Consideration, without interest thereon, upon surrender to the Surviving Corporation of their certificates formerly representing shares of MBI Common Stock. To the extent any Second Tier Record Holder has made a Proper Election to receive shares of Series A Preferred Stock, such Record Holder shall cease to have any rights as holders of MBI Common Stock with respect to such shares of MBI Common Stock for which the election to receive shares of Series A Preferred Stock was made, except such rights, if any, as they may have pursuant to the Revised Code; their sole and exclusive right with respect to such shares of MBI Common Stock being to receive shares of Series A Preferred Stock upon the surrender to the Surviving Corporation of their certificates formerly representing shares of MBI Common Stock. Any Second Tier Record Holder making a Proper Election to receive shares of Series A Preferred Stock shall receive one share of Series A Preferred Stock for each share of MBI Common Stock held thereby with respect to which the election to receive shares of Series A Preferred Stock has been made.

            (3) Each issued and outstanding share of MBI Common Stock owned by a Third Tier Record Holder (as hereinafter defined) shall remain issued and outstanding as a share of common stock of the Surviving Corporation without change. In no event shall any Third Tier Record Holder be entitled to receive either the Cash Consideration or shares of Series A Preferred Stock with respect to the shares of MBI Common Stock held thereby.

      (b) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Merger Sub Common Stock, each issued share of Merger Sub Common Stock shall be converted into the right to receive cash from the Surviving Corporation in the amount of $1.00 per share, and the holders of certificates representing such shares shall cease to have any rights as shareholders of Merger Sub or the Surviving Corporation except such rights, if any, as they may have pursuant to the Revised Code, and, except as aforesaid, their sole right shall be the right to receive cash as aforesaid, without interest, upon surrender to the Surviving Corporation of their certificates which theretofore represented shares of Merger Sub Common Stock.

1.5 DISSENTERS' RIGHTS. All Record Holders shall be entitled to all rights and privileges allotted to dissenting shareholders under Section 1701.85 of the Revised Code. To exercise such rights, a dissenting shareholder shall be required to adhere to all of the procedures provided under Section 1701.85 of the Revised Code.

1.6 CERTAIN TERMS.

      (a) The term "First Tier Record Holder" shall mean a Record Holder of MBI Common Stock who holds of record as of the Record Date One Hundred (100) or fewer shares of MBI Common Stock.

      (b) The term "Second Tier Record Holder" shall mean a Record Holder of MBI Common Stock who holds of record as of the Record Date greater than One Hundred
(100) and fewer than One Thousand Five Hundred (1,500) shares of MBI Common
Stock.

      (c) The term "Third Tier Record Holder" shall mean a Record Holder of MBI Common Stock who holds of record as of the Record Date One Thousand Five Hundred (1,500) or more shares of MBI Common Stock.

      (d) The term "Record Holder" shall mean any record holder or holders of MBI Common Stock who on the Record Date would be deemed, pursuant to Rule 12g-5-1 under the Securities Exchange Act of 1934 and related interpretive guidance issued by the Securities and Exchange Commission, to be a single "person" for purposes of determining the number of record shareholders of MBI.

      (e) The term "Proper Election" shall mean a properly completed election by a Second Tier Record Holder on a form provided to Second Tier Record Holders by the Company to allow them to elect to receive in exchange for shares of MBI Common Stock held at the Effective Time: (1) the per share Cash Consideration;
(2) shares of Series A Preferred Stock; or (3) a combination of Cash

Consideration and Series A Preferred Stock. Any election to receive a combination of Cash Consideration and Series A Preferred Stock must be made with respect to whole shares of MBI Common Stock, and no election can be made which would result in the issuance of a fractional share of Series A Preferred Stock. For an election to be a Proper Election, it shall be received by the Company by no later than the date of the special meeting of the shareholders to be held for the purpose of considering the proposed Merger (the "Special Meeting"). Second Tier Record Holders shall be entitled to change their election, provided any such change is provided on the proper form and received by the Company no later than the date of the Special Meeting. Any Second Tier Record Holder that is a brokerage, bank or similar entity holding securities on behalf of multiple beneficial holders may make an election on behalf of each such beneficial owner.

      (f) The term "Record Date" shall mean the certain date fixed by resolution of the Company's Board of Directors, which date shall be used to determine the following: (1) the Record Holders entitled to vote on the proposed Merger; and
(2) the Record Holders to be classified as First Tier, Second Tier, and Third Tier Record Holders.

      (g) the term "Merger Consideration" shall mean either the Cash Consideration or shares of Series A Preferred Stock, as the case may be.

1.7 RESOLUTION OF ISSUES. MBI (along with any other person or entity to which it may delegate or assign any responsibility or task with respect thereto) shall have full discretion and exclusive authority (subject to its right and power to so delegate or assign such authority) to (i) make such inquiries, whether of any MBI shareholder(s) or otherwise, as it may deem appropriate for purposes of this
Article I and (ii) resolve and determine in its sole discretion, all ambiguities, questions of fact and interpretive and other matters relating to this Article I, including, without limitation, any questions as to the number of shares held by any Record Holder immediately as of the Record Date. All determinations by MBI under this Article I shall be final and binding on all parties, and no person or entity shall have any recourse against MBI or any other person or entity with respect thereto.

      For purposes of this Article I, MBI may in its sole discretion, but shall not have any obligation to do so, (i) presume that any shares of MBI Common Stock held in a discrete account are held by a person distinct from any other person, notwithstanding that the registered Record Holder of a separate discrete account has the same or a similar name as the Holder of a separate discrete account; and (ii) aggregate the shares held by any person or persons that MBI determines to constitute a single Record Holder for purposes of determining the number of shares held by such Holder.

1.8 ARTICLES OF INCORPORATION. The Articles of Incorporation of MBI in effect as of the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Merger until thereafter amended in accordance with applicable law.

1.9 BYLAWS. The Bylaws of MBI in effect as of the Effective Time shall be the Bylaws of the Surviving Corporation after the Merger until thereafter amended in accordance with applicable law.

1.10 BOARD OF DIRECTORS OF SURVIVING CORPORATION. The directors of MBI immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their respective successors shall have been elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and Bylaws.

1.11 OFFICERS. The officers of MBI immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and Bylaws.

                                   ARTICLE II
                          MBI COMMON STOCK CERTIFICATES

2.1 CERTIFICATES HELD BY THIRD TIER RECORD HOLDERS. From and after the Effective Time, all certificates representing shares of MBI Common Stock held by any Third Tier Record Holder shall be deemed to evidence the same number of shares of Common Stock of MBI, as the Surviving Corporation, which they theretofore represented.

2.2 CERTIFICATES HELD BY FIRST AND SECOND TIER RECORD HOLDERS. From and after the Effective Time and until presented to the Surviving Corporation, all certificates which prior to the Effective Time represented shares of MBI Common Stock that are held by any First or Second Tier Record Holder shall only evidence the right to receive the Merger Consideration as hereinabove provided. Upon presentation to the Surviving Corporation by a First or Second Tier Record Holder of such certificates formerly representing shares of MBI Common Stock, the Merger Consideration shall be paid in accordance with the provisions contained in Article I of this Merger Agreement. No interest shall be payable on any Cash Consideration distributable pursuant to this Merger Agreement.

                                   ARTICLE III
                               GENERAL PROVISIONS

3.1 TERMINATION. Notwithstanding anything herein to the contrary, the Board of Directors of Merger Sub or the Board of Directors of MBI at any time prior to the filing of the Certificate of Merger with the Ohio Office of the Secretary of State may terminate this Merger Agreement. This Merger Agreement shall be automatically terminated if (i) the Shareholders of MBI fail to approve the Merger and the Merger Agreement at a special meeting of shareholders of MBI to be held on such date as shall be determined by the Board of Directors of MBI; or
(ii) any regulatory or other agency (if any) which must approve the Merger, has not approved the Merger prior to December 31, 2005. If terminated as provided in this Section 3.1, this Merger Agreement shall forthwith become wholly void and of no further force and effect.

3.2 COUNTERPARTS. This Merger Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

3.3 GOVERNING LAW. This Merger Agreement shall be governed and construed in accordance with the laws of the State of Ohio, without regard to any applicable conflicts of law.

3.4 AMENDMENT. Subject to compliance with applicable law, this Merger Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Merger Sub or MBI; provided, however, that after any approval of the transactions contemplated by this Merger Agreement by the respective shareholders of Merger Sub or MBI, there may not be, without further approval of such shareholders, any amendment of this Merger Agreement which (i) alters or changes the amount or the form of the consideration to be delivered to the holders of Merger Sub Common Stock or MBI Common Stock hereunder other than as contemplated by this Merger Agreement, (ii) alters or changes any term of the Articles of Incorporation of the Surviving Corporation, or (iii) adversely affects the holder of any class or series of stock of any of the constituent corporations. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

IN WITNESS WHEREOF, Merger Sub and MBI have caused this Merger Agreement to be executed by their respective duly authorized officers as of the date first above written.

MBI MERGER SUB, INC.                       MERCHANTS BANCORP, INC.

By: /s/ Paul W. Pence, Jr.                 By: /s/ Paul W. Pence, Jr.
    -------------------------------            -------------------------------
President & CEO                            President & CEO

                                   APPENDIX B

                       PAGE'S OHIO REVISED CODE ANNOTATED
                     TITLE 17. CORPORATIONS -- PARTNERSHIPS
                                  CORPORATIONS
                      CHAPTER 1701. GENERAL CORPORATION LAW
                             MERGER OR CONSOLIDATION

                             ORC Ann. 1701.85 (2005)

Section 1701.85. Dissenting shareholder's demand for fair cash value of shares

   (A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

   (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

   (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 [1701.80.1] of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

   (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

   (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D) (1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

      (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

      (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

      (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

      (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

   (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                   APPENDIX C

                   FAIRNESS OPINION OF AUSTIN ASSOCIATES, LLC

August 24, 2005

Board of Directors
Merchants Bancorp, Inc.
100 S. High Street
Hillsboro, OH  45133

Members of the Board:

You have requested the opinion of Austin Associates, LLC ("Austin") as to the fairness, from a financial point-of-view, of the consideration being offered to shareholders of Merchants Bancorp, Inc. ("Company') in connection with a going private transaction ("Transaction"). Under the terms of the Transaction, shareholders of Company owning 100 or fewer shares will receive $23.00 per share in cash and shareholders of Company owning between 101 and 1,499 shares may elect to receive either $23.00 per share in cash or a new Series A Preferred Stock ("Preferred Stock").

In carrying out our engagement, we have among other things:

      (i)      Reviewed correspondence and documents related to the Transaction;

      (ii) Reviewed the audited and regulatory financial statements of Company for each of the years-ended 2000-2004;

      (iii) Reviewed the interim unaudited financial statements for the three and six months ended March 31, 2005 and June 30, 2005, respectively;

      (iv) Reviewed internal information regarding the business and prospects of Company including, but not limited to, operating budgets and business plans;

      (v) Prepared a valuation of the common stock of Company in connection with the Transaction to determine the fair market value of the shares of Company;

      (vi) Reviewed certain publicly available information on Company and other companies whose business activities were believed by Austin to be generally comparable to those of Company;

      (vii)    Reviewed the terms of the Preferred Stock; and,

      (viii) Reviewed other analyses and information as Austin deemed relevant, including but not limited to the pro forma impact of the Transaction to Company's book value, capital and earnings.

In connection with the valuation noted above, Austin considered: (a) the nature of the business and history of the enterprise; (b) the economic outlook in general and the condition and the outlook of the specific industry in particular; (c) the financial condition of the business; (d) the earning capacity of the Company; (e) the dividend paying capacity of the Company; (f) the nature and value of the tangible and intangible assets of the business; (g) sale of the stock and the size of the block to be valued; (h) the market price of the stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market; (i) the marketability of the Company's stock; and (j) the determination of any control premiums or minority share discounts. A summary description of the valuation approaches utilized and conclusions reached are contained in the Schedule 13E-3 Transaction Statement. A complete valuation report was delivered to the Board of Directors in June of 2005. While we did not formally update our valuation, in reaching our opinion, we reviewed and considered the performance of the Company through June 30, 2005.

In our review and analysis, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us, or publicly available, and have not attempted to verify the same. We have assumed that there has been no material change in the financial condition of Company since the date of the last financial statements made available to us. Our opinion is necessarily based upon market, economic and other conditions as of the date hereof.

We have been retained by the board of directors as independent advisor to the Company in connection with the Transaction. For our services in rendering this opinion, Company has paid us a fee and has indemnified us against certain liabilities.

Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the cash offer of $23.00 per share and the terms of the Preferred Stock being offered to eligible shareholders are fair, from a financial point of view, to the Company and its shareholders.

Respectfully,

/s/ Austin Associates, LLC

Austin Associates, LLC

                                   APPENDIX D

                            CERTIFICATE OF AMENDMENT
                                     OF THE
               AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

                            MERCHANTS BANCORP, INC.
                      (PURSUANT TO SECTION 1701.71 OF THE
                               OHIO REVISED CODE)

   Merchants Bancorp, Inc., a corporation organized and existing under the laws of the State of Ohio (the "Corporation"), in accordance with the provisions of
Section 1701.71 of the Ohio Revised Code, does hereby amend its Amended and Restated Articles of Incorporation (the "Articles") as follows:

                                 ARTICLE FOURTH

                                  Capital Stock

A.    Number and Class of Shares Authorized; Par Value.

      The Corporation is authorized to issue the following shares of capital stock:

      (1) Common Stock. The aggregate authorized number of shares of common stock (referred to in these Amended Restated Articles of Incorporation as "Common Stock") which the Corporation shall have authority to issue is Four Million Five Hundred Thousand (4,500,000), all of which shall be without par value.

      (2) Series A Non-Cumulative 20-Year Preferred Stock. The aggregate authorized number of shares of Series A Non-Cumulative 20-Year Preferred Stock (hereinafter called the "Series A Preferred Stock") which the Corporation shall have authority to issue is 140,000, all of which shall be without par value.

B.    Description of Common Stock:

      Each record holder of Common Stock shall be entitled to one vote on all matters for each share of Common Stock so held. Holders of Common Stock shall have no cumulative voting rights in any election of directors of the Corporation. Each record holder of Common Stock shall be entitled to such dividends as the Board of Directors (herein called the "Board") may in its discretion periodically declare, subject, however, to any voting and dividend rights of the holders of the Preferred Shares. In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation after the payment of all debts and necessary expenses shall be distributed among the holders of the Common Shares pro rata in accordance with their respective Share holdings, subject, however, to the rights of the holders of the Series A Preferred Stock then outstanding. Holders of Common Stock shall not have as a matter of right any preemptive or preferential right to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Corporation, whether or not convertible into shares of stock of the Corporation. The Common Shares are subject to all of the terms and provisions of the Series A Preferred Stock as established in accordance with this Article FOURTH.

C.    Description of Series A Preferred Stock.

      The terms, preferences, limitations and relative rights of the Series A Preferred Stock are as follows:

      (1) Designation. There shall be shares of Preferred Stock of the Corporation hereby constituted as a series of Preferred Stock with no par value designated as "Series A Non-Cumulative 20-Year Preferred Stock".

      (2) Principal Amount. Each share of Series A Preferred Stock shall have a designated principal amount of $23.00 (the "Principal Amount").

      (3) Term. The Series A Preferred Stock shall have a term of twenty (20) years from the date of issuance (the "Term"), upon the maturity of which, each holder of the Series A Preferred Stock shall receive the Principal Amount for each share of Series A Preferred Stock so held. The date of issuance shall be deemed to be the date of filing of this amendment to the Company's Articles of Incorporation with the Ohio Secretary of State.

      (4) Rank. The Series A Preferred Stock, with respect to dividend rights and rights of liquidation, dissolution or winding up of the Company, ranks senior to the Common Stock and all of the classes and series of equity securities of the Company, other than any classes or series of equity securities of the Company subsequently issued ranking on a parity with, or senior to, the Series A Preferred Stock. The relative rights and preferences of the Series A Preferred Stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other classes or series of preferred stock and equity securities of the Corporation upon the requisite authorizations of the Corporation's shareholders and the Board of Directors. The Series A Preferred Stock is junior to indebtedness issued from time to time by the Corporation, including notes and debentures.

      (5) Number of Shares in Series. The number of shares of Series A Preferred Stock shall be 140,000 shares.

      (6) Voting. Except and insofar as may be provided by law, the holders of the Series A Preferred Stock shall have no voting rights.

      (7) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation, then, before any distribution or payment shall be made to the holders of any junior stock, the holders of Series A Preferred Stock shall be entitled to be paid in full the Principal Amount per share. To the extent such payment shall have been made in full to the holders of the Series A Preferred

Stock, all other series of duly authorized preferred stock and any other stock ranking int parity with the Series A Preferred Stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the junior stock, according to their respective rights and preferences and in each case according to their respective shares. If upon liquidation, dissolution or winding up, the amounts so payable are not paid in full to the holders of all outstanding shares of Series A Preferred Stock, and all other shares on a parity with the Series A Preferred Stock, then the holders of Series A Preferred Stock and all other shares on a parity with the Series A Preferred Stock, share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled.

      (8) Callbility. The Series A Preferred Stock shall be callable in the aggregate at the exclusive option of the Corporation upon: (1) written notice to the holders thereof any time after the fifth (5th) anniversary following the date of issuance and otherwise prior to the expriation of the Term; or (2) the execution of any agreement or other arrangement which, if consummated, would result in a Change of Control. In the event shares of Series A Preferred Stock shall be called pursuant to item (1) of this Section 8, the holders thereof shall be paid the Principal Amount plus a premium of 5% of the Principal Amount for each share so held. In the event shares of Series A Preferred Stock shall be called pursuant to item (2) of this Section 8, the holders thereof shall be paid the Principal Amount for each share so held.

      (9) Dividend Rights. The holders of shares of Series A Preferred Stock shall be entitled to a preference in the distribution of dividends, when and as declared by the Board of Directors, and shall receive out of any assets of the Corporation legally available therefor such dividends prior to the payment of any dividends to the holders of the Common Stock and in the same per share amount as paid to holders of Common Stock. The shares of Series A Preferred Stock shall be non-cumulative with respect to dividends, and the Corporation shall have the right to waive the declaration of payment of dividends. Any dividends waived by the Corporation shall not accumulate to future periods and shall not represent a contingent liability of the Corporation.

      (10) Conversion Rights. The shares of Series A Preferred Stock shall have no conversion rights.

      (11) Preemptive Rights. Holders of Series A Preferred Stock shall not have as a matter of right any preemptive or preferential right to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Corporation, whether or not convertible into shares of stock of the Corporation.

      (12) Antidilution Adjustments. If the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Corporation or of any other corporation by reason of any merger, consolidation, liquidation, reclassification, recapitalization, stock split up, combination of shares, or stock dividend, appropriate adjustment shall be made by the Board of Directors of the Corporation in the number, and relative terms, of the shares of Series A Preferred Stock.

      (13) Transfer Rights. A holder of Series A Preferred Stock may transfer the ownsership of his or her Series A Preferred Stock, whether by sale, gift, bequest or other legal means of transfer, provided that such transfer comprises all shares of Series A Preferred Stock held thereby, and title to the Series A Preferred Stock so transferred vests in one individual or entity which would count as one record holder on the Company's record of shareholders.

      (14) Definitions. As used herein with respect to the Series A Preferred Stock, the following terms have the following meanings:

      a.    The term "Change of Control" means any of the following:

            (i) A purchase or other acquisition by any person, entity or group of persons (within the meaning of section 13 (d) or 14 (d) of the Securities Exchange Act of 1934, as amended ("the Exchange Act") or any comparable successor provisions), directly or indirectly, which results in the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of such person, entity or group of persons equaling 50% or more of the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors ("Voting Securities"); excluding, however, any acquisition (i) by the Corporation or any subsidiary or affiliate of the Corporation, and (ii) by any employee benefit plan or related trust sponsored or maintained by the Corporation or any subsidiary or affiliate of the Corporation;

            (ii) A merger, reorganization or consolidation to which the Corporation is a party, or a sale or other disposition of all or substantially all of the assets of the Corporation (each, a "Corporate Transaction"); excluding however, any Corporate Transaction pursuant to which (i) persons who were security holders of The Corporation immediately prior to such Corporate Transaction do (solely because of their Voting Securities owned immediately prior to Corporate Transaction) own immediately thereafter more than 50 percent of the combined voting power entitled to vote in the election of directors of the then outstanding securities or the company surviving the Corporate Transaction and (ii) individuals who constitute the incumbent board of the Corporation will immediately after the consummation of the Corporate Transaction constitute at least a majority of the members of the board of the company surviving such Corporate Transaction; or

            (iii) Approval by the security-holders of the Corporation of a plan of complete liquidation or dissolution of The Corporation.

b. The term "parity stock" means all Series A Preferred Stock, and any other class of stock of the Corporation hereafter duly authorized, which ranks on a parity with the Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

c. The term "junior stock" shall mean the Common Stock and any other class of stock of the Corporation hereafter duly authorized over which the Series A Preferred

Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding

      (15) Limitations of Rights. Holders of shares of Series A Preferred Stock shall not have any relative, participating, optional or other special rights and powers other than as set forth herein.

      (16) Each share of Series A Preferred Stock shall be identical in all respects. When payment of the consideration for which shares of Series A Preferred Stock are to be issued shall have been received by the Corporation, such shares shall be deemed to be fully paid and nonassessable.

                                   APPENDIX E

                             MERCHANTS BANCORP, INC.
                   CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

TABLE 1.1
MERCHANTS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2005 (IN $000S) ASSUMES ALL SHAREHOLDERS WITH LESS THAN 1,500 SHARES RECEIVE CASH @ $23.00 PER SHARE

                                     ACTUAL                                            PROFORMA
                                    9/30/2005                ADJUSTMENTS               9/30/2005
                                    MERCHANTS      ------------------------------      MERCHANTS
ASSETS:                              BANCORP           DEBIT            CREDIT          BANCORP
-----------------------------       ----------     -------------     ------------     -----------
CASH & DUE FROM BANKS               $   10,216     $    3,000(1)     $   2,859(2)     $    10,357
FED FUNDS SOLD                      $   12,875                                        $    12,875
INVESTMENT SECURITIES               $   37,197                                        $    37,197

LOANS (GROSS)                       $  296,033                                        $   296,033
LOAN LOSS RESERVE                   $    2,649                                        $     2,649
                                    ----------                                        -----------
LOANS (NET)                         $  293,384                                        $   293,384
PREMISES                            $    3,412                                        $     3,412
OTHER REAL ESTATE                   $      153                                        $       153
INTANGIBLES                         $        0                                        $         0
OTHER ASSETS                        $    7,324                                        $     7,324
                                    ----------                                        -----------
TOTAL ASSETS                        $  364,561                                        $   364,702
                                    ==========                                        ===========

LIABILITIES:
TOTAL DEPOSITS                      $  289,075                                        $   289,075
FED FUNDS PURCHASED                 $    2,642                                        $     2,642
OTHER BORROWED MONEY                $   37,425                       $   3,000(1)     $    40,425
PREFERRED STOCK -- SERIES A         $        0                                        $         0
OTHER LIABILITIES                   $    1,889                                        $     1,889
                                    ----------                                        -----------
TOTAL LIABILITIES                   $  331,031                                        $   334,031

STOCKHOLDERS' EQUITY:
EQUITY CAPITAL                      $   32,971     $    2,859(2)                      $    30,112
NET UNREALIZED GAIN ON SEC.         $      559                                        $       559
                                    ----------                                        -----------
TOTAL EQUITY                        $   33,530                                        $    30,671
                                    ----------                                        -----------
TOTAL LIAB. & EQUITY                $  364,561     $    5,859        $   5,859        $   364,702
                                    ==========     ==========        =========        ===========

SHARES OUTSTANDING                   2,666,650       (119,528)                          2,547,122
BOOK VALUE PER SHARE (COMMON)       $    12.57                                        $     12.04

(1)   ASSUMES $3,000 OF FUNDS BORROWED TO FINANCE STOCK REPURCHASE.

(2) CASH PAYMENTS TO SHAREHOLDERS WITH LESS THAN 1,500 SHARES (119,528 SHARES @ $23.00 PER SHARE) PLUS $110 OF ESTIMATED EXPENSES ASSOCIATED WITH THE TRANSACTION.

TABLE 1.2
MERCHANTS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED PRO FORMA INCOME STATEMENT FOR 12-MONTHS ENDING 12/31/2004 (IN
$000S)
ASSUMES ALL SHAREHOLDERS WITH LESS THAN 1,500 SHARES RECEIVE CASH @ $23.00 PER SHARE

                                        ACTUAL                             PROFORMA
                                   12-MONTHS ENDING                    12-MONTHS ENDING
                                      12/31/2004                          12/31/2004
                                       MERCHANTS                          MERCHANTS
INCOME STATEMENT                        BANCORP       ADJUSTMENTS           BANCORP
-------------------------------    ----------------   -----------      ----------------
INTEREST INCOME                        $ 20,565                            $ 20,565
INTEREST EXPENSE                       $  6,938        $    202(1)         $  7,140
                                       --------       ---------            --------

NET INTEREST INCOME                    $ 13,627       ($    202)           $ 13,425
LOAN LOSS PROVISION                    $    676                            $    676
                                       --------                            --------

NONINTEREST INCOME                     $  1,541                            $  1,541

SALARY AND BENEFITS                    $  3,980                            $  3,980
OCCUPANCY & EQUIPMENT                  $  1,033                            $  1,033
OTHER NONINTEREST EXPENSE              $  2,930       ($     67)(2)        $  2,863
                                       --------       ---------            --------

TOTAL NONINTEREST EXPENSE              $  7,943                            $  7,876
                                       --------                            --------

SECURITIES TRANSACTIONS                $      0                            $      0
                                       --------                            --------

INCOME BEFORE TAXES                    $  6,549       ($    135)           $  6,414

INCOME TAXES                           $  1,942       ($     46)(3)        $  1,896
                                       --------       ---------            --------

NET INCOME                             $  4,607       ($     89)           $  4,518
                                       ========                            ========

EARNINGS PER SHARE                     $   1.73                            $   1.77
DIVIDENDS PER SHARE (COMMON)           $   0.70                            $   0.70
DIVIDENDS PER SHARE (PREFERRED)            N.A.                                N.A.

(1)   ASSUMES $3,000 OF BORROWINGS AT 6.75% INTEREST RATE (PRIME RATE @
      09/30/2005).

(2)   ASSUMES THE FOLLOWING 12-MONTHS ENDING 12/31/2004 COST SAVINGS/EXPENSES:

TRANSACTION RELATED EXPENSES       ($ 15)
SEC/SOX SAVINGS                     $ 82
                                   -----
NET COST SAVINGS                    $ 67

(3)   BASED ON 34% TAX RATE.

                      PRO FORMA VS ACTUAL FINANCIAL RATIOS
                         FOR 12-MONTHS ENDING 12/31/2004
 ASSUMES ALL SHAREHOLDERS WITH LESS THAN 1,500 SHARES RECEIVE CASH @ $23.00 PER
                                     SHARE

                                            ACTUAL            PROFORMA
                                       12-MONTHS ENDING   12-MONTHS ENDING
                                          12/31/2004         12/31/2004
                                       ----------------   ----------------
Return on Average Assets                     1.28%              1.25%
Return on Average Common Equity             15.22%             16.48%
Total Equity/Assets (Average)                8.41%              7.61%
Net Interest Income/Average Assets           3.79%              3.73%
Noninterest Expense/Average Assets           2.21%              2.19%

TABLE 1.3
MERCHANTS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED PRO FORMA INCOME STATEMENT FOR 9-MONTHS ENDING 09/30/2005
(IN $000S)
ASSUMES ALL SHAREHOLDERS WITH LESS THAN 1,500 SHARES RECEIVE CASH @ $23.00 PER SHARE

                                          ACTUAL                                PROFORMA
                                     9-MONTHS ENDING                        9-MONTHS ENDING
                                        09/30/2005                             09/30/2005
                                         MERCHANTS                              MERCHANTS
INCOME STATEMENT                          BANCORP         ADJUSTMENTS            BANCORP
-------------------------------      ---------------      -----------       ---------------
INTEREST INCOME                          $ 16,285                               $ 16,285
INTEREST EXPENSE                         $  5,687          $    152(1)          $  5,839
                                         --------          --------             --------

NET INTEREST INCOME                      $ 10,598         ($    152)            $ 10,446
LOAN LOSS PROVISION                      $    540                               $    540
                                         --------                               --------

NONINTEREST INCOME                       $  1,312                               $  1,312

SALARY AND BENEFITS                      $  3,285                               $  3,285
OCCUPANCY & EQUIPMENT                    $    729                               $    729
OTHER NONINTEREST EXPENSE                $  2,180         ($     34)(2)         $  2,146
                                         --------         ---------             --------

TOTAL NONINTEREST EXPENSE                $  6,194                               $  6,160
                                         --------                               --------

SECURITIES TRANSACTIONS                  $      0                               $      0
                                         --------                               --------

INCOME BEFORE TAXES                      $  5,176         ($    118)            $  5,058

INCOME TAXES                             $  1,556         ($     40)(3)         $  1,516
                                         --------         ---------             --------

NET INCOME                               $  3,620         ($     78)            $  3,542
                                         ========                               ========

EARNINGS PER SHARE                       $   1.36                               $   1.39
DIVIDENDS PER SHARE (COMMON)             $   0.36                               $   0.36
DIVIDENDS PER SHARE (PREFERRED)              N.A.                                   N.A.

(1) ASSUMES $3,000 OF BORROWINGS AT 6.75% INTEREST RATE (PRIME RATE @ 09/30/2005)).

(2)   ASSUMES THE FOLLOWING 9-MONTHS ENDING 09/30/2005 COST SAVINGS/EXPENSES:

TRANSACTION RELATED EXPENSES         ($ 15)
SEC/SOX SAVINGS                       $ 49
                                     -----
NET COST SAVINGS                      $ 34

(3) BASED ON 34% TAX RATE.

                      PRO FORMA VS ACTUAL FINANCIAL RATIOS
                         FOR 9-MONTHS ENDING 09/30/2005
 ASSUMES ALL SHAREHOLDERS WITH LESS THAN 1,500 SHARES RECEIVE CASH @ $23.00 PER
                                     SHARE

                                            ACTUAL            PROFORMA
                                       9-MONTHS ENDING    9-MONTHS ENDING
                                         09/30/2005          09/30/2005
                                       ---------------    ---------------
Return on Average Assets                     1.33%              1.30%
Return on Average Common Equity             15.08%             16.21%
Total Equity/Assets (Average)                8.82%              8.03%
Net Interest Income/Average Assets           3.89%              3.84%
Noninterest Expense/Average Assets           2.28%              2.26%

TABLE 2.1
MERCHANTS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2005 (IN $000S) ASSUMES ALL ELIGIBLE SHAREHOLDERS ELECT TO TAKE PREFERRED STOCK

                                        ACTUAL                                                     PROFORMA
                                       9/30/2005                      ADJUSTMENTS                  9/30/2005
                                       MERCHANTS              ----------------------------         MERCHANTS
ASSETS:                                 BANCORP                  DEBIT            CREDIT            BANCORP
-----------------------------         -----------             ------------      ----------        ----------
CASH & DUE FROM BANKS                 $    10,216             $     300(1)      $   299(2)        $   10,217
FED FUNDS SOLD                        $    12,875                                                 $   12,875
INVESTMENT SECURITIES                 $    37,197                                                 $   37,197
LOANS (GROSS)                         $   296,033                                                 $  296,033
LOAN LOSS RESERVE                     $     2,649                                                 $    2,649
                                      -----------                                                 ----------
LOANS (NET)                           $   293,384                                                 $  293,384
PREMISES                              $     3,412                                                 $    3,412
OTHER REAL ESTATE                     $       153                                                 $      153
INTANGIBLES                           $         0                                                 $        0
OTHER ASSETS                          $     7,324                                                 $    7,324
                                      -----------                                                 ----------

TOTAL ASSETS                          $   364,561                                                 $  364,562
                                      ===========                                                 ==========

LIABILITIES:
TOTAL DEPOSITS                        $   289,075                                                 $  289,075
FED FUNDS PURCHASED                   $     2,642                                                 $    2,642
OTHER BORROWED MONEY                  $    37,425                               $   300(1)        $   37,725
PREFERRED STOCK -- SERIES A           $         0                               $ 2,561(3)        $    2,561
OTHER LIABILITIES                     $     1,889                                                 $    1,889
                                      -----------                                                 ----------

TOTAL LIABILITIES                     $   331,031                                                 $  333,892

STOCKHOLDERS' EQUITY:
EQUITY CAPITAL                        $    32,971             $   2,859(4)                        $   30,112
NET UNREALIZED GAIN ON SEC.           $       559                                                 $      559
                                      -----------                                                 ----------

TOTAL EQUITY                          $    33,530                                                 $   30,671
                                      -----------                                                 ----------
TOTAL LIAB. & EQUITY                  $   364,561             $   3,159         $ 3,159           $  364,562
                                      ===========             =========         =======           ==========

SHARES OUTSTANDING                      2,666,650                     (119,528)                    2,547,122
BOOK VALUE PER SHARE (COMMON)         $     12.57                                                 $    12.04

(1)   ASSUMES $300 IN BORROWINGS.

(2) INCLUDES $189 FOR CASH PAYMENT TO SHAREHOLDERS WITH LESS THAN 100 SHARES (8,197 SHARES @ $23.00 PER SHARE) AND $110 OF TRANSACTION COSTS.

(3) ASSUMES 111,331 COMMON SHARES CONVERT TO 111,331 SHARES OF PREFERRED STOCK SERIES A AT $23.00 PAR VALUE.

(4)   REPRESENTS STOCK REPURCHASED FOR CASH AND SHARES CONVERTED TO PREFERRED
      STOCK.

TABLE 2.2
MERCHANTS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED PRO FORMA INCOME STATEMENT FOR 12-MONTHS ENDING 12/31/2004 (IN
$000S)
ASSUMES ALL ELIGIBLE SHAREHOLDERS ELECT TO TAKE PREFERRED STOCK

                                          ACTUAL                                   PROFORMA
                                     12-MONTHS ENDING                          12-MONTHS ENDING
                                        12/31/2004                                12/31/2004
                                         MERCHANTS                                 MERCHANTS
INCOME STATEMENT                          BANCORP           ADJUSTMENTS             BANCORP
-------------------------------      ----------------       -----------        ----------------
INTEREST INCOME                         $   20,565                                 $  20,565
INTEREST EXPENSE                        $    6,938             $20(1)              $   7,036
                                        ----------                                 ---------
                                                               $78(4)
                                                               ---

NET INTEREST INCOME                     $   13,627            ($98)                $  13,529

LOAN LOSS PROVISION                     $      676                                 $     676
                                        ----------                                 ---------

NONINTEREST INCOME                      $    1,541                                 $   1,541

SALARY AND BENEFITS                     $    3,980                                 $   3,980
OCCUPANCY & EQUIPMENT                   $    1,033                                 $   1,033
OTHER NONINTEREST EXPENSE               $    2,930            ($67)(2)             $   2,863
                                        ----------            ----                 ---------

TOTAL NONINTEREST EXPENSE               $    7,943                                 $   7,876
                                        ----------                                 ---------

SECURITIES TRANSACTIONS                 $        0                                 $       0
                                        ----------                                 ---------

INCOME BEFORE TAXES                     $    6,549            ($31)                $   6,518

INCOME TAXES                            $    1,942             $16(3)              $   1,958
                                        ----------            ----                 ---------

NET INCOME                              $    4,607            ($47)                $   4,560
                                        ==========                                 =========

EARNINGS PER SHARE                      $     1.73                                 $    1.79
DIVIDENDS PER SHARE (COMMON)            $     0.70                                 $    0.70
DIVIDENDS PER SHARE (PREFERRED)               N.A.                                 $    0.70

(1)   ASSUMES $300 OF BORROWINGS AT 6.75% (PRIME RATE @ 09/30/2005).

(2)   ASSUMES THE FOLLOWING 12-MONTHS ENDING 12/31/2004 COST SAVINGS/EXPENSES:

TRANSACTION RELATED EXPENSES         ($ 15)
SEC/SOX SAVINGS                       $ 82
                                     -----
NET COST SAVINGS                      $ 67

(3) BASED ON 34% TAX RATE. PREFERRED STOCK DIVIDENDS ARE NOT DEDUCTIBLE FOR FEDERAL INCOME TAX PURPOSES.

(4)   DIVIDENDS ON 111,331 SHARES OF PREFERRED STOCK TREATED AS INTEREST
      EXPENSE.

                      PRO FORMA VS ACTUAL FINANCIAL RATIOS
                         FOR 12-MONTHS ENDING 12/31/2004
         ASSUMES ALL ELIGIBLE SHAREHOLDERS ELECT TO TAKE PREFERRED STOCK

                                            ACTUAL             PROFORMA
                                       12-MONTHS ENDING    12-MONTHS ENDING
                                          12/31/2004          12/31/2004
                                       ----------------    ----------------
Return on Average Assets                     1.28%                1.27%
Return on Average Common Equity             15.22%               16.63%
Total Equity/Assets (Average)                8.41%                7.62%
Net Interest Income/Average Assets           3.79%                3.76%
Noninterest Expense/Average Assets           2.21%                2.19%

TABLE 2.3
MERCHANTS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED PRO FORMA INCOME STATEMENT FOR 9-MONTHS ENDING 09/30/2005 (IN
$000S)
ASSUMES ALL ELIGIBLE SHAREHOLDERS ELECT TO TAKE PREFERRED STOCK

                                              ACTUAL                             PROFORMA
                                         9-MONTHS ENDING                      9-MONTHS ENDING
                                            09/30/2005                          09/30/2005
                                             MERCHANTS                          MERCHANTS
INCOME STATEMENT                             BANCORP            ADJUSTMENTS      BANCORP
-------------------------------          ---------------        -----------   ---------------
INTEREST INCOME                             $   16,285                          $   16,285
INTEREST EXPENSE                            $    5,687            $ 15(1)       $    5,742
                                            ----------                          ----------
                                                                  $ 40(4)
                                                                 -----

NET INTEREST INCOME                         $   10,598           ($ 55)         $   10,543

LOAN LOSS PROVISION                         $      540                          $      540
                                            ----------                          ----------

NONINTEREST INCOME                          $    1,312                          $    1,312

SALARY AND BENEFITS                         $    3,285                          $    3,285
OCCUPANCY & EQUIPMENT                       $      729                          $      729
OTHER NONINTEREST EXPENSE                   $    2,180           ($ 34)(2)      $    2,146
                                            ----------           -----          ----------

TOTAL NONINTEREST EXPENSE                   $    6,194                          $    6,160
                                            ----------                          ----------

SECURITIES TRANSACTIONS                     $        0                          $        0
                                            ----------                          ----------

INCOME BEFORE TAXES                         $    5,176           ($ 21)         $    5,155

INCOME TAXES                                $    1,556            $  7(3)       $    1,563
                                            ----------           -----          ----------

NET INCOME                                  $    3,620           ($ 28)         $    3,592
                                            ==========                          ==========

EARNINGS PER SHARE                          $     1.36                          $     1.41
DIVIDENDS PER SHARE (COMMON)                $     0.36                          $     0.36
DIVIDENDS PER SHARE (PREFERRED)                   N.A.                          $     0.36

(1)   ASSUMES $300 OF BORROWINGS AT 6.75% (PRIME RATE @ 09/30/2005).

(2)   ASSUMES THE FOLLOWING 9-MONTHS ENDING 09/30/2005 COST SAVINGS/EXPENSES:

TRANSACTION RELATED EXPENSES         ($ 15)
SEC/SOX SAVINGS                       $ 49
                                      ----
NET COST SAVINGS                      $ 34

(3) BASED ON 34% TAX RATE. PREFERRED STOCK DIVIDENDS ARE NOT DEDUCTIBLE FOR FEDERAL INCOME TAX PURPOSES.

(4)   DIVIDENDS ON 111,331 SHARES OF PREFERRED STOCK TREATED AS INTEREST
      EXPENSE.

                      PRO FORMA VS ACTUAL FINANCIAL RATIOS
                         FOR 9-MONTHS ENDING 09/30/2005
         ASSUMES ALL ELIGIBLE SHAREHOLDERS ELECT TO TAKE PREFERRED STOCK


                                                    ACTUAL              PROFORMA
                                               9-MONTHS ENDING      9-MONTHS ENDING
                                                  09/30/2005           09/30/2005
                                               ---------------      ---------------
Return on Average Assets                             1.33%                1.32%
Return on Average Common Equity                     15.08%               16.44%
Total Equity/Assets (Average)                        8.82%                8.03%
Net Interest Income/Average Assets                   3.89%                3.87%
Noninterest Expense/Average Assets                   2.28%                2.26%

                                   APPENDIX F

                             MERCHANTS BANCORP, INC.
         ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 10-K

(Mark One)

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004 or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to _________________

Commission file number 0-49771

                            Merchants Bancorp, Inc.
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its Charter.)

              Ohio                                        31-1467303
-------------------------------               ----------------------------------
(State or other jurisdiction of               (IRS) Employer Identification No.)
incorporation or organization)

      100 North High Street, Hillsboro, Ohio                      45133
-------------------------------------------------        -----------------------
     (Address of principal executive offices)                   (ZIP Code)

                                 (937) 393-1993
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

   Title Of Each Class                 Name of Each Exchange On Which Registered
-------------------------------        -----------------------------------------

_______________________________        _________________________________________

Securities registered pursuant to Section 12(g) of the Act:

                                  Common Shares
--------------------------------------------------------------------------------
                                (Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $53,333,000

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. 2,666,650 common shares

                      DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or
(c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

Portions of the Company's Proxy Statement to shareholders in connection with the 2005 annual meeting of shareholders are incorporated by reference into Part III of this Report on Form 10-K.

                                     PART I

ITEM 1. BUSINESS

General

      Merchants Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Ohio on March 29, 1996 at the direction of the Board of Directors of the Merchants National Bank (the "Bank") for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of the Bank. In December, 1996 the Company became the sole shareholder of the Bank. The principal office of the Company is located at 100 North High Street, Hillsboro, Ohio 45133. Hillsboro, situated in south central Ohio, is centrally located between the cities of Columbus, Cincinnati and Dayton, and is the county seat of Highland County. Highland County has a population of approximately 42,000. The company, through its banking affiliate, also conducts business in the neighboring counties of Madison and Fayette, which have populations of approximately 40,000 and 28,000 respectively.

      This tri-county area is primarily agricultural. Madison County is one of Ohio's principal producers of corn and soybeans, and Fayette County is a significant horsebreeding area. However, manufacturing also provides a significant source of employment in the area, accounting for approximately 30% of all jobs in the three counties. Area manufacturers produce a wide array of products, including textiles, electrical components and automotive parts. Some of the area's principal manufacturers include Hobart Corp., Johnson Controls, Inc., Showa Aluminum Corp., and Yamashita Rubber and Calmas, Inc. The Bank has operated in Hillsboro, Ohio as a national banking association since its charter was granted on December 26, 1879.

      The Company, through its banking affiliate, offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. The primary business of the Bank consists of accepting deposits through various consumer and commercial deposit products, and using such deposits to fund various loan products. The Bank's primary loan products (and the general terms for each) are as follows: (1) loans secured by residential real estate, including loans for the purchase of one to four family residences which are secured by 1st and 2nd mortgages (15 to 30 year terms with fixed and adjustable rate options) and home equity loans (10 year maturities tied to prime rate); (2) consumer loans, including new and used automobile loans (up to 60 months), loans for the purchase of mobile homes (10 to 15 year terms) and debt consolidation loans (exact terms depending upon available collateral); (3) agricultural loans, including loans for the purchase of real estate used in connection with agricultural purposes (15 to 30 year terms), operating loans (1 year terms) and loans for the purchase of equipment (5 to 7 year terms); and (4) commercial loans, including loans for the purchase of real estate used in connection with office or retail activities (15 to 20 year terms), loans for the purchase of equipment (7 to 10 year terms) and loans for the purchase of inventory (1 year terms).

      The primary risks inherent in any type of lending include interest rate risk and credit risk associated with the credit quality of individual borrowers. For further information regarding interest rate risk, see the section captioned "Market Risk Management" under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Credit risk is generally offset both through the use of security and mortgage interests, and through the implementation of designated loan approval processes. Senior mortgages in real estate provide the greatest protection in the event of borrower default, while junior mortgages and security interests in depreciating assets provide somewhat less protection. Loans not secured by real or personal property present the greatest risk of loss upon default. All loans, whether secured or unsecured, are approved in accordance with a loan policy adopted by the Company's Board of Directors. While loan officers do have authority to make credit decisions outside of the parameters of the Board's loan policy, such loan officers must satisfy designated documentation requirements when doing so. Credit risk is further mitigated both by restricting the types of loans and by establishing maximum amounts which can be approved by individual loan officers. Loans made beyond these individual limitations must be affirmatively approved by a committee comprised of loan officers. The Bank also engages in certain government guarantee programs, which help to reduce the risk inherent in certain types of loans.

      All of the Bank's deposit and lending services are available at its four full service offices. The remaining three offices of the Bank are engaged primarily in deposit-related services. The Company has no foreign operations, assets or investments.

      The Bank is a national banking association organized under the laws of the United States. The Bank is regulated by the Office of the Comptroller of the Currency ("OCC"), and its deposits are insured by the Federal Deposit Insurance Company ("FDIC") to the extent permitted by law and, as a subsidiary of the Company, is regulated by the Board of Governors of the Federal Reserve. As of December 31, 2004, the Company and its subsidiary had consolidated total assets of approximately $364 million, consolidated total deposits of approximately $288 million and consolidated total shareholders' equity of approximately $30.8 million.

Employees

      As of December 31, 2004, the Bank had 89 full-time and 6 part-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pension, profit sharing and 401(k) plans, workers' compensation, social security, paid vacations, and certain bank services.

Competition

      The Bank's market consists of the following Ohio Counties: Fayette, Highland, and Madison. The commercial banking business in this market is very competitive. The Company and the Bank are in competition with other commercial banks operating in the primary market area. Some competitors of the Company and the Bank are substantially larger than the Bank. In addition to local bank competition, the Bank competes with larger commercial banks headquartered in metropolitan areas, savings banks, savings and loan associations, credit unions, finance companies and other financial institutions for loans and deposits.

      Pursuant to Deposit Market Share statistical information compiled by the Federal Deposit Insurance Corporation, there are approximately twenty (20) financial institutions operating in the Bank's market. As of June 30, 2004 (the most recent date for which the compiled statistical information is available) the Bank possessed the second largest market share with $275.3 million in total deposits, representing a market share of approximately 18.5%. Three other depositary institutions also possess over 10% of the market share in the Bank's market.

      The principal methods of competition within the financial services industry include improving customer service through the quality and range of services provided, improving efficiencies, and pricing services competitively. The Bank views its primary competitive advantages as being the provider of outstanding customer service and maintaining strong relationships with its core customer base. Rarely does the Bank offer the highest rates on deposit accounts or the lowest rates on loans. Fees and service charges are priced to meet the competition. The Bank believes that its distinguishing characteristics are knowing its customers, offering quality customer service and timely loan decisions and closings. By focusing on these key attributes, the Bank has built a loyal customer base, which also serves as its greatest source of new business by way of customer referrals.

SUPERVISION AND REGULATION

General

      Merchants Bancorp, Inc. is a corporation organized under the laws of the State of Ohio. The business in which the Company and its subsidiary are engaged is subject to extensive supervision, regulation and examination by various bank regulatory authorities. The supervision, regulation and examination to which the Company and its subsidiary are subject are intended primarily for the protection of depositors and the deposit insurance funds that insure the deposits of banks, rather than for the protection of shareholders.

      Several of the more significant regulatory provisions applicable to banks and bank holding companies to which the Company and its subsidiary are subject are discussed below, along with certain regulatory matters concerning the Company and its subsidiary. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory provisions. Any change in applicable law or regulation may have a material effect on the business and prospects of the Company and its subsidiary.

Regulatory Agencies

      The Company, upon approval from the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), became a bank holding company on December 31, 1996, and continues to be subject to regulation under the Bank Holding Company Act of 1956 and to inspection, examination and supervision by the Federal Reserve Board.

      The Bank is a national banking association chartered under the laws of the United States of America. It is subject to regulation and examination primarily by the Office of the Comptroller of the Currency (the "OCC") and secondarily by the Federal Reserve Board and the FDIC.

Holding Company Activities

      As a bank holding company incorporated and doing business within the State of Ohio, the Company is subject to regulation and supervision under the Bank Holding Act of 1956, as amended (the "Act"). The Company is required to file with the Federal Reserve Board on a quarterly basis information pursuant to the Act. The Federal Reserve Board may conduct examinations or inspections of the Company and its subsidiary.

      The Company is required to obtain prior approval from the Federal Reserve Board for the acquisition of more than five percent of the voting shares or substantially all of the assets of any bank or bank holding company. In addition, the Company is generally prohibited by the Act from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. The Company may, however, subject to the prior approval of the Federal Reserve Board, engage in, or acquire shares of companies engaged in activities which are deemed by the Federal Reserve Board by order or by regulation to be so closely related to banking or managing and controlling a bank as to be a proper activity.

      On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act made sweeping changes with respect to the permissible financial services which various types of financial institutions may now provide. The Glass-Steagall Act, which had generally prevented banks from affiliation with securities and insurance firms, was repealed. Pursuant to the GLB Act, bank holding companies may elect to become a "financial holding company," provided that all of the depository institution subsidiaries of the bank holding company are "well capitalized" and "well managed" under applicable regulatory standards.

      Under the GLB Act, a bank holding company that has elected to become a financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. Activities that are "financial in nature" include securities underwriting, dealing and market-making, sponsoring mutual funds and investment companies, insurance underwriting and agency, merchant banking, and activities that the Federal Reserve Board has determined to be closely related to banking. No Federal Reserve Board approval is required for the Company to acquire a company, other than a bank holding company, bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. Prior Federal Reserve Board approval is required before the Company may acquire the beneficial ownership or control of more than 5% of the voting shares, or substantially all of the assets, of a bank holding company, bank or savings association. If any subsidiary bank of the Company ceases to be "well capitalized" or "well managed" under applicable regulatory standards, the Federal Reserve Board may, among other actions, order the Company to divest the subsidiary bank. Alternatively, the Company may elect to conform its activities to those permissible for a bank holding company that is not also a financial holding company. If any subsidiary bank of the Company receives a rating under the Community Reinvestment Act of 1977 of less than satisfactory, the Company will be prohibited from engaging in new activities or acquiring companies other than bank holding companies, banks or savings associations. The Company has not elected to become a financial holding company and has no current intention of making such an election.

Affiliate Transactions

      Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, limit borrowings by holding companies and non-bank subsidiaries from affiliated insured depository institutions, and also limit various other transactions between holding companies and their non-bank subsidiaries, on the one hand, and their affiliated insured depository institutions on the other. Section 23A of the Federal Reserve Act also generally requires that an insured depository institution's loan to its non-bank affiliates be secured, and Section 23B of the Federal Reserve Act generally requires that an insured depository institution's transactions with its non-bank affiliates be on arms-length terms.

Interstate Banking and Branching

      Under the Riegle-Neal Interstate Banking and Branching Efficiency Act ("Riegle-Neal"), subject to certain concentration limits and other requirements, bank holding companies such as the Company are permitted to acquire banks and bank holding companies located in any state. Any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that bank holding company. Banks are permitted to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states and establishing de novo branch offices in other states, The ability of banks to acquire branch offices is contingent, however, on the host state having adopted legislation "opting in" to those provisions of Riegle-Neal. In addition, the ability of a bank to merge with a bank located in another state is contingent on the host state not having adopted legislation "opting out" of that provision of Riegle-Neal. The Company could from time to time use Riegle-Neal to acquire banks in additional states.

Control Acquisitions

      The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company, unless the Federal Reserve Board has been notified and has not objected to the transaction. Under the rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. In addition, a company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of any class of outstanding voting stock of a bank holding company, or otherwise obtaining control or a "controlling influence" over that bank holding company.

Liability for Banking Subsidiaries

      Under the current Federal Reserve Board policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to maintain resources adequate to support each subsidiary bank. This support may be required at times when the bank holding company may not have the resources to provide it. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a U.S. federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment. Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with (1) the "default" of a commonly controlled FDIC-insured depository institution; or (2) any assistance provided by the FDIC to both a commonly controlled FDIC-insured depository institution "in danger of default." The Company's subsidiary bank is an FDIC-insured depository institution. If a default occurred with respect to the Bank, any capital loans to the Bank from its parent holding company would be subordinate in right of payment to payment of the Bank's depositors and certain of its other obligations.

Regulatory Capital Requirements

      The Company is required by the various regulatory authorities to maintain certain capital levels. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses. The required capital levels and the Company's capital position at December 31, 2004 are summarized in the table included in Note 13 to the consolidated financial statements.

FDICIA

      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), and the regulations promulgated under FDICIA, among other things, established five capital categories for insured depository institutions-well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized-and requires U.S. federal bank regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements based on these categories. Unless a bank is well capitalized, it is subject to restrictions on its ability to offer brokered deposits and on certain other aspects of its operations. An undercapitalized bank must develop a capital restoration plan and its parent bank holding company must guarantee the bank's compliance with the plan up to the lesser of 5% of the bank's or thrift's assets at the time it became undercapitalized and the amount needed to comply with the plan. As of December 31,

2004, the Company's banking subsidiary was well capitalized pursuant to these prompt corrective action guidelines.

Dividend Restrictions

      The ability of the Company to obtain funds for the payment of dividends and for other cash requirements will be largely dependent on the amount of dividends which may be declared by its banking subsidiary. Various U.S. federal statutory provisions limit the amount of dividends the Company's banking subsidiaries can pay to the Company without regulatory approval. Dividend payments by national banks are limited to the lesser of (1) the level of undivided profits; (2) the amount in excess of which the bank ceases to be at least adequately capitalized; and (3) absent regulatory approval, an amount not in excess of net income for the current year combined with retained net income for the preceding two years.

      In addition, U.S. federal bank regulatory authorities have authority to prohibit the Company's banking subsidiary from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute an unsafe or unsound practice. The ability of the Company's banking subsidiary to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.

Deposit Insurance Assessments

      The deposits of the Company's banking subsidiary are insured up to regulatory limits by the FDIC, and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund (the "BIF") and/or the Savings Association Insurance Fund (the "SAIF") administered by the FDIC.

Depositor Preference Statute

      In the "liquidation or other resolution" of an institution by any receiver, U.S. federal legislation provides that deposits and certain claims for administrative expenses and employee compensation against the insured depository institution would be afforded a priority over general unsecured claims against that institution, including federal funds and letters of credit.

Government Monetary Policy

      The earnings of the Company are affected primarily by general economic conditions, and to a lesser extent by the fiscal and monetary policies of the federal government and its agencies, particularly the Federal Reserve. Its policies influence, to some degree, the volume of bank loans and deposits, and interest rates charged and paid thereon, and thus have an effect on the earnings of the Company's subsidiary Bank.

Additional Regulation

      The Bank is also subject to federal regulation as to such matters as required reserves, limitation as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of their own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, the activities and operations of the Bank are subject to a number of additional detailed, complex and sometimes overlapping laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and

Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Future Legislation

      Changes to the laws and regulations, both at the federal level and in the states where the Company and its subsidiary do business, can affect the operating environment of the Company and its subsidiary in substantial and unpredictable ways. The Company cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon the financial condition or results of operations of the Company or its subsidiary.

ITEM 2. PROPERTIES.

      The Bank owns the real property used in its business as follows:

            Main Office:                  Greenfield Main
            100 N. High Street            117 S. Washington Street
            Hillsboro, Ohio 45133         Greenfield, Ohio 45123

            Hillsboro Branch              Greenfield Branch
            1478 N. High Street           102 Jefferson Street
            Hillsboro, Ohio 45133         Greenfield, Ohio 45123

            Hillsboro Uptown Branch       Washington Court House Branch
            145 W. Beech Street           128 S. North Street
            Hillsboro, Ohio 45133         Washington Court House, Ohio 43160

            London Branch
            279 LaFayette Street
            London, Ohio 43140

      All such properties are suitable for carrying on the general business of commercial banking. No such properties are subject to any material encumbrance.

In March 2005, Merchants National Bank filed a branch application with the Office of the Comptroller of the Currency to open a branch in Mt. Orab, OH.

ITEM 3. LEGAL PROCEEDINGS.

      Currently, there are no legal proceedings of a material nature pending to which either the Company or the Bank is a party, or to which any of their property is the subject. Additionally, management of the Company is not aware of the contemplation of any proceedings the institution of which would have a material adverse impact upon the financial condition of the Company or the Bank.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

      There was no matter submitted during the fourth quarter of the fiscal year covered by this report to a vote of the Company's security holders.

                                     PART II

ITEM 5. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

a.    Market Information

      There is no established public trading market for the Company's common stock and the shares of the Company are not listed on any exchange. Sale price information provided below on a quarterly basis for the two most recent fiscal years is based on information reported to the Company by individual buyers and sellers of the Company's stock, based on actual transactions of which information was obtained at the time of transfer. Not all sales transaction information during these periods was obtained.

                                      2004
--------------------------------------------------------------------------------
  First Quarter        Second Quarter        Third Quarter      Fourth Quarter
-----------------   --------------------  ------------------  ------------------
High        Low       High       Low       High        Low     High        Low
$21.00    $ 20.00   $ 20.00    $ 20.00    $ 21.00    $ 19.00  $ 22.50    $ 18.77

                                      2003
--------------------------------------------------------------------------------
  First Quarter        Second Quarter       Third Quarter       Fourth Quarter
-----------------   --------------------  ------------------  ------------------
High        Low       High       Low       High        Low     High        Low
$25.00    $ 18.00   $ 23.00    $ 20.00    $ 25.00    $ 20.00  $ 22.50    $ 20.00

      At December 31, 2004, the Company had 2,666,650 shares of common stock outstanding. All of such shares are eligible for sale in the open market without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares held by "affiliates" of the Company. Shares held by affiliates are subject to the resale limitations of Rule 144, as promulgated under the Securities Act. For purposes of Rule 144, "affiliates" are deemed to be all Directors, Executive Officers and ten percent beneficial owners of the Company. As of December 31, 2004, affiliates of the Company had beneficial ownership of an aggregate of 645,129 shares of the Company's common stock. The Company has one shareholder with beneficial ownership of more than ten percent of its outstanding shares, and such individual is also a Director of the Company.

      Rule 144 subjects affiliates to certain restrictions in connection with the resale of Company securities that do not apply to individuals currently holding outstanding shares of Company stock. Commencing ninety days after the effective date of this Registration Statement, affiliates of the Company may sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of then outstanding shares of Company common stock, or the average weekly trading volume of the common stock in the over-the-counter market during the four calendar weeks preceding filing by the selling affiliate of the requisite notice of sale with the SEC on Form 144. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice to the Securities and Exchange Commission, and the availability of current public information about the Company.

      On August 28, 2003 Merchants Bancorp entered into a stock redemption agreement with 3 shareholders of the Company. Collectively the three shareholders owned 351,350 common shares of the Company or 11.71% of outstanding shares. They sold 333,350 of such shares (referred to herein as the "shares") to the Company. The Company retained Austin Associates, LLC to determine a "fair value" and issued a "fairness opinion" to the Company dated July 30, 2003. The purchase was made in two separate settlements. The first settlement was for 55,000 shares and a total of $1,155,000 and occurred on September 5, 2003. The second settlement occurred on January 9, 2004 for the 278,350 remaining shares. The dollar value of the second settlement is $5,845,349.87 and was recorded in other liabilities on the December 31, 2003 financial statements. The total value of the transaction was $7,000,349.87.

b.    Holders

      The number of holders of record of the Company's common stock at December 31, 2004 was 833.

c.    Dividends

      Dividends are generally declared by the Board of Directors of the Company semiannually (June 30 and December 31, respectively). Dividends per share declared by the Company on its common stock during the years of 2004 and 2003 are as follows:

                    2004              2003
Month
  June             $ 0.34            $ 0.32
  December         $ 0.36            $ 0.32
                   ------            ------

TOTALS             $ 0.70            $ 0.64
                   ======            ======

      The Company currently expects that comparable semiannual cash dividends will continue to be paid in the future. For information on regulatory restrictions to the Board's ability to declare and pay dividends, please refer to the following: (1) Supervision and Regulation - Dividend Restrictions and (2)
Note 13 to the Company's Consolidated Financial Statements, Regulatory Matters.

The Company's Quarterly Financial Data for 2004 and 2003 follows:

                                                                            Three months ended
                                        ------------------------------------------------------
(in thousands, except per share data)   March 31        June 30        Sept 30        Dec 31
-------------------------------------   ---------      ---------      ---------      ---------
2004
Net interest income                     $   3,451      $   3,449      $   3,442      $   3,285
Provision for loan losses                     153            181            160            182
Noninterest income                            390            390            396            365
Noninterest expense                         1,997          2,003          1,992          1,951
Net income                              $   1,157      $   1,132      $   1,188      $   1,130

Per common share:
Basic and diluted earnings per share    $    0.43      $    0.42      $    0.45      $    0.42
Dividends declared                      $       -      $    0.34      $       -      $    0.36

Selected ratios:
Return on average assets, annualized         1.30%          1.27%          1.32%          1.23%
Return on average common equity,
annualized                                  16.29%         15.25%         15.94%         14.57%
Net interest margin, annualized              4.11%          4.10%          4.10%          3.80%

2003
Net interest income                     $   3,459      $   3,626      $   3,570      $   2,931
Provision for loan losses                     404            262          1,785            456
Noninterest income                            371            370            384            381
Noninterest expense                         1,964          1,927          1,665          1,356
Net income                              $   1,005      $   1,223      $     485      $   1,078

Per common share:
Basic and diluted earnings
per share                               $    0.34      $    0.41      $    0.16      $    0.38
Dividends declared                      $       -      $    0.32      $       -      $    0.32

Selected ratios:
Return on average assets,
annualized                                   1.24%          1.44%           .57%          1.26%
Return on average common
equity, annualized                          12.01%         14.19%          5.93%         13.18%
Net interest margin, annualized              4.53%          4.54%          4.44%          3.50%

ITEM 6. SELECTED FINANCIAL DATA.

      The following table sets forth certain information derived from the consolidated financial information of the Company for each of the years as of December 31 (in thousands, except per share data).

SELECTED FINANCIAL DATA

                                                          2004          2003          2002          2001          2000
                                                        --------      --------      --------      --------      --------
Interest and loan fee income                            $ 20,565      $ 20,310      $ 20,866      $ 22,431      $ 21,603
Interest expense                                           6,938         6,724         7,894        10,793        10,395
Net interest income                                       13,627        13,586        12,972        11,638        11,208
Provision for loan losses                                    676         2,907           436           177           177
Net interest income after provision for loan losses       12,951        10,679        12,536        11,461        11,031
Noninterest income                                         1,541         1,506         1,509         1,472         1,269
Noninterest expense                                        7,943         6,912         7,110         6,576         6,131
Income before income taxes                                 6,549         5,273         6,935         6,357         6,169
Income taxes                                               1,942         1,482         2,163         1,952         1,964
Net income                                                 4,607         3,791         4,772         4,405         4,205

YEAR-END BALANCES

Assets                                                  $363,981      $352,421      $318,799      $304,896      $278,734
Securities                                                31,979        33,085        40,012        38,221        37,753
Loans, net                                               292,091       286,192       246,164       221,767       220,460
Deposits                                                 287,831       270,432       262,716       262,608       236,046
Short Term Borrowings                                      2,944         2,784         3,365         1,424         1,887
Federal Home Loan Bank advances                           39,920        43,706        17,470         8,993         7,000
Shareholders' equity                                      30,778        28,227        33,508        30,232        27,114


AVERAGE BALANCES

Assets                                                  $359,924      $341,025      $308,488      $288,236      $265,957
Securities                                                34,152        36,376        45,511        37,245        40,639
Loans                                                    294,130       272,013       237,788       227,150       210,325
Deposits                                                 282,008       268,069       253,869       246,919       231,047
Short-term borrowings                                      3,445         2,961         3,158         1,996         2,150
Federal Home Loan Bank advances                           41,638        34,061        17,649         8,285         6,403
Shareholders' equity                                      30,278        32,878        32,384        29,357        25,523

SELECTED FINANCIAL RATIOS

Net interest margin (tax equivalent)                        4.15%         4.38%         4.63%         4.37%         4.55%
Return on average assets                                    1.28%         1.11%         1.55%         1.53%         1.58%
Return on average equity                                   15.22%        11.53%        14.74%        15.00%        16.48%
Average equity to average assets                            8.41%         9.64%        10.50%        10.19%         9.60%
Dividend payout ratio                                      40.52%        50.18%        37.72%        35.41%        32.10%
Ratio of nonperforming loans to total loans                 0.40%         0.51%         0.19%         0.17%         0.14%
Ratio of loan loss allowance to total loans                 0.86%         0.84%         0.85%         0.88%         0.86%
Ratio of loan loss allowance to nonperforming loans          213%          166%          368%          512%          599%
Basic earnings per share(1)                             $   1.73      $   1.27      $   1.59      $   1.47      $   1.40
Diluted earnings per share(1)                           $   1.73      $   1.27      $   1.59      $   1.47      $   1.40
Dividends declared per share(1)                         $   0.70      $   0.64      $   0.60      $   0.52      $   0.45
Efficiency ratio(2)                                        52.37%        45.80%        49.10%        50.16%        49.13%

(1) Per share amounts have been retroactively restated to reflect the 3 for 1 stock split in 2001.
(2) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis comparing 2004 to prior years should be read in conjunction with the audited consolidated financial statements at December 31, 2004 and 2003 and for the three years ended December 31, 2004. In addition to the historical information contained herein with respect to the Company, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operation and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would" and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the prices of crops, prevailing inflation and interest rates, and losses on lending activities; results of various investment activities; the effects of competitors' pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations' savings and financial planning needs; industry changes in information technology systems on which we are dependent; and the resolution of legal proceedings and related matters. In addition, the policies and regulations of the various regulatory authorities could affect the Company's results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Critical Accounting Policies

      Management believes that the determination of the allowance for loan losses represents a critical accounting policy. The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on management's review of the historical loan loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company's methodology for assessing the appropriate allowance level consists of several key elements, as described below.

      Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and available legal options. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended. Any specific reserves for impaired loans are measured based on the fair value of the underlying collateral. The Company evaluates the collectibility of both principal and interest when assessing the need for a specific reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

      Homogenous loans, such as consumer installment and residential mortgage loans, are not individually reviewed for impairment by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average two-year net charge-off history by loan category.

      Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Company's internal credit review function.

      An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans.

      Specific reserves on individual loans and historical loss rates are reviewed throughout the year and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

      The Corporation has not substantively changed its overall approach in the determination of the allowance for loan losses. Excluding the refinement from a five year to a two year trend in the calculation of the allowance for loan loss for homogeneous loans, there have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the current year allowance.

      Based on the procedures discussed above, management believes the allowance for loan losses was adequate to absorb estimated loan losses associated with the loan portfolio at December 31, 2004. See further information regarding the allowance for loan losses in Notes 1 and 4 of the Notes to the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

      In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers' Disclosure about Pension and Other Postretirement Benefits. This Statement expands upon the existing disclosure requirements as prescribed under the original SFAS No. 132 by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. SFAS No. 132 (Revised) also requires companies to disclose various elements of pension and postretirement benefit costs in interim period financial statements beginning after December 15, 2003. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The Corporation adopted this Standard and all its required disclosures are included in Note 9.

      In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. This Interpretation clarifies the application of ARB No. 51, Consolidated Financial Statements, for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. This Interpretation requires variable interest entities (VIE's) to be consolidated by the primary beneficiary which represents the enterprise that will absorb the majority of the VIE's expected losses if they occur, receive a majority of the VIE's residual returns if they occur, or both. Qualifying Special Purpose Entities (QSPE) are exempt from the consolidation requirements of FIN 46. This Interpretation was effective for VIE's created after January 31, 2003 and for VIE's in which an enterprise obtains an interest after that date. In December 2003, the FASB issued Staff Interpretation No. 46R (FIN 46R), Consolidation of Variable Interest Entities -- an interpretation of ARB 51 (revised December 2003), which replaces FIN 46. FIN 46R was primarily issued to clarify the required accounting for interests in VIE's. Additionally, this Interpretation exempts certain entities from its requirements and provides for special effective dates for enterprises that have fully or partially applied FIN 46 as of December 24, 2003. Application of FIN 46R is required in financial statements of public enterprises that have interests in structures that are commonly referred to as special-purpose entities, or

SPE's, for periods ending after December 15, 2003. Application by public enterprises, other than small business issuers, for all other types of VIE's (i.e., non-SPE's) is required in financial statements for periods ending after March 15, 2004, with earlier adoption permitted. The Corporation does not have any variable interest entities. Management has determined that adoption of this Interpretation will not have a material impact on the Corporation's financial statements.

      In March 2004, the Securities and Exchange Commission staff released Staff Accounting Bulletin (SAB)No. 105, "Application of Accounting Principles to Loan Commitments." This SAB disallows the inclusion of expected future cash flows related to the servicing of a loan in the determination of the fair value of a loan commitment. Further, no other internally developed intangible asset should be recorded as part of the loan commitment derivative. Recognition of intangible assets would only be appropriate in a third-party transaction, such as a purchase of a loan commitment or in a business combination. The SAB is effective for all loan commitments entered into after March 31, 2004, but does not require retroactive adoption for loan commitments entered into, on or before March 31, 2004. Adoption of this SAB did not have a material effect on the Company's Condensed Consolidated Financial Statements.

      In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The EITF reached a consensus on an other-than temporary impairment model for debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and cost method investments. The basic model developed to evaluate whether an investment within the scope of Issue 03-1 is other-than temporarily impaired involves a three-step process including, determining whether an investment is impaired (fair value less than cost), evaluating whether the impairment is other-than-temporary and, if other-than-temporary, requiring recognition of an impairment loss equal to the difference between the investment's cost and its fair value. In September 2004, the FASB issued Staff Position ("FSP") No. EITF 03-01-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-01." This FSP delays the effective date of the measurement and recognition guidance contained in paragraphs 10-20 of Issue 03-01. The amount of any other-than-temporary impairment that may need to be recognized in the future will be dependent on market conditions, the occurrence of certain events or changes in circumstances relative to an investee, the Company's intent and ability to hold the impaired investments at the time of valuation and measurement and recognition guidance defined in a future FSP issuance.

      In May 2004, FASB issued FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This FSP provides guidance on accounting for the effects of the Medicare prescription drug legislation by employers whose prescriptions drug benefits are actuarially equivalent to the drug benefit under Medicare Part D, and the subsidy is expected to offset or reduce the Company's costs for prescription drug coverage. The FSP is effective for the first interim period beginning after June 15, 2004. The FS also provides guidance for disclosures concerning the effect of the subsidy for employers when the employer has not yet determined actuarial equivalency. The adoption of this FSP did not have a material impact on the Company's financial condition or results of operations.

      In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment." This Statement requires measurement of the costs of employee services received in exchange for an awared of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the vesting period. This Statement is effective for financial statements as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Corporation does not anticipate this statement will have a material effect on the consolidated financial statements.

      In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, "Accounting for Certain Loans and Debt Securities Acquired in a Transfer." SOP 03-3 addresses the accounting for acquired loans that show evidence of having deteriorated in terms of credit quality since their origination (i.e. impaired loans). SOP 03-3 prohibits the carryover of an allowance for loan loss on certain acquired loans as credit losses are considered in the future cash flows assessment. SOP 03-3 is effective for loans that are acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate this Statement will have a material effect on the Condensed Consolidated Financial Statements.

I.    RESULTS OF OPERATIONS

Overview

      Net income for 2004 was $4.6 million, an increase of 21.5% from 2003 net income of $3.8 million, which was a decrease of 20.5% over 2002 net income of $4.7 million. Net income per share was $1.73 in 2004, compared to $1.27 in 2003, and $1.59 in 2002. The increase in net income from 2003 is primarily due to additional accrual to the loan loss reserve in 2003 for higher than normal credit losses in the agricultural loan area and one large credit loss in the commercial area. The credit loss is discussed further in the "Loans and Allowance for Loan Losses" section of this report. Net interest income before the provision for loan losses remained flat at $13.6 million in 2004 and 2003, and was an increase from $13.0 million in 2002, representing an increase of 4.7% from 2002. The provision for loan losses was $676,000, $2,907,000, and $436,000 in 2004, 2003, and 2002, respectively. Noninterest income remained the same at $1.5 million in 2004, 2003, and 2002. Noninterest expense increased 14.9% to $7.9 million for 2004, from $6.9 million in 2003, which was a decrease of 2.8% from $7.1 million in 2002.

Selected Statistical Information

      The following tables set forth certain statistical information relating to the Company and its subsidiary on a consolidated basis and should be read together with the consolidated financial statements of the Company.

CONSOLIDATED AVERAGE BALANCE SHEETS AND TAXABLE EQUIVALENT INCOME/EXPENSE AND YIELDS/RATES

The following table presents the daily average balance of each category of interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts (dollars in thousands).

CONSOLIDATED AVERAGE BALANCE SHEETS AND TAXABLE EQUIVALENT INCOME/EXPENSE AND YIELDS/RATES (IN THOUSANDS)

                                                   2004                           2003                            2002
                                    -------------------------------   ----------------------------  -------------------------------
                                      AVERAGE                YIELD/    AVERAGE               YIELD  AVERAGE                 YIELD/
                                      BALANCE      INTEREST   RATE     BALANCE     INTEREST  RATE   BALANCE   INTEREST      RATE
                                    ----------     --------   ----    --------     --------  ----   -------   --------      ----
Interest-earning assets:

Loans (1)(2)(3)                     $   294,130  $    18,770   6.38%  $   272,013  $  18,455  6.78% $ 237,788 $   18,520       7.79%
Securities available for sale (3)        31,845        2,061   6.47%       34,198      2,166  6.33%    43,420      2,648       6.10%
FHLB and FRB stock                        2,307           98   4.25%        2,178         89  4.09%     2,091         98       4.69%
Interest-bearing deposits                   144            9   6.25%            8          3 37.50%     1,553         27       0.80%
Federal funds sold                       13,174          166   1.26%       14,605        157  1.07%     6,748         92       1.36%
                                    -----------  -----------   ----   -----------  ---------  ----  --------- ----------       ----
Total interest-earning assets           341,600       21,104   6.18%      323,002     20,870  6.46%   291,600     21,385       7.33%
                                    -----------  -----------   ----   -----------  ---------  ----  --------- ----------       ----
Noninterest-earning assets               20,808                            20,535                      18,950
Less: Allowance for loan losses          (2,484)                           (2,512)                     (2,062)
                                    -----------                       -----------                   ---------
Total assets                        $   359,924                       $   341,025                   $ 308,488
                                    ===========                       ===========                   =========

Interest-bearing liabilities:

Interest-bearing demand deposits    $    86,863  $     1,242   1.43%  $    83,020  $   1,299  1.56% $  68,787 $    1,379       2.00%
Savings deposits                         27,843          237   0.85%       24,801        225  0.91%    20,759        348       1.68%
Time deposits > $100                     31,860          892   2.80%       29,909        794  2.65%    27,798      1,004       3.61%
Other time deposits                     104,705        2,744   2.62%      101,253      2,870  2.83%   107,565      4,169       3.88%
Securities sold under repo
  agreement                               3,445           97   2.82%        2,961         90  3.04%     2,088         91       4.36%
Federal funds purchased                                                                                 1,070         21       1.96%
Federal Home Loan Bank advances          41,638        1,726   4.15%       34,061      1,447  4.25%    17,649        882       5.00%
                                    -----------  -----------   ----   -----------  ---------  ----  --------- ----------       ----
Total interest-bearing liabilities      296,354        6,938   2.34%      276,005      6,725  2.44%   245,716      7,894       3.21%
                                    -----------  -----------   ----   -----------  ---------  ----  --------- ----------       ----
Noninterest-bearing liabilities:

Demand deposits                          30,737                            29,086                      28,960
Other liabilities                         2,555                             3,056                       1,428
Shareholders' equity                     30,278                            32,878                      32,384
                                    -----------                       -----------                   ---------
Total liabilities and shareholders'
 equity                             $   359,924                       $   341,025                   $ 308,488
                                    ===========                       ===========                   =========

Net interest income                              $    14,166                       $  14,145                  $   13,491
                                                 ===========                       =========                  ==========

Net interest spread (4)                                        3.84%                          4.02%                            4.12%
                                                               ====                           ====                             ====

Net interest margin (5)                                        4.15%                          4.38%                            4.63%
                                                               ====                           ====                             ====

(1) Nonaccrual loans are included loan totals and do not have a significant impact on the information presented. Interest on nonaccrual loans is recorded whe (TEXT MISSING)

(2) Interest includes fees on loans of $567, $398, and $675, in 2004, 2003, and 2002, respectively.

(3) Tax-exempt income on loans and securities is reported on a fully taxable equivalent basis using a 34% rate.

(4) Net interest spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(5) Net interest margin represents the net interest income as a percentage of average interest earning assets.

NET INTEREST DIFFERENTIAL

      The following table illustrates the summary of the changes in interest earned and interest paid resulting from changes in volume and rates for the major components of interest-earning assets and interest-bearing liabilities on a fully taxable equivalent basis for the periods indicated (dollars in thousands).

                                        Change Due   Change      Total      Change Due     Change Due      Total
                                            to       Due to     Changes         to            to          Changes
                                          Volume     Rate      2004/2003      Volume         Rate        2003/2002
                                        ----------  --------   ---------    ----------    -----------   -----------
INTEREST INCOME ATTRIBUTABLE TO:
Loans                                   $ 1,505     $(1,189)    $   316     $ 2,666       $(2,731)      $   (65)
Securities available for sale              (149)         44        (105)       (562)           80          (482)
FHLB and FRB Stock                            5           4           9           4           (13)           (9)
Interest-bearing deposits                    51         (45)          6         (27)            3           (24)
Federal funds sold                          (15)         24           9         107           (42)           65
                                        -------     -------     -------     -------       -------       -------
Total interest income                     1,397      (1,162)        235       2,188        (2,703)         (515)

INTEREST EXPENSE ATTRIBUTABLE TO:
Demand deposits                              60        (117)        (57)        285          (365)          (80)
Savings deposits                             28         (16)         12          68          (191)         (123)
Time deposits                               151        (179)        (28)       (161)       (1,348)       (1,509)
Securities sold under repo agreement         15          (8)          7          38           (39)           (1)
Federal funds purchased                       0           0           0         (21)            0           (21)
Federal Home Loan Bank advances             327         (44)        283         832          (259)          573

                                        -------     -------     -------     -------       -------       -------
Total interest expense                      581        (364)        217       1,041        (2,202)       (1,161)

Net interest income                     $   816     $  (798)    $    18     $ 1,147       $  (501)      $   646
                                        =======     =======     =======     =======       =======       =======

Results of Operations

      The Company reported net income of $4.6 million, $3.8 million, and $4.8 million for the years ended 2004, 2003, and 2002, respectively. During the same periods, basic and diluted earnings per share were $1.73, $1.27, and $1.59, respectively. The increase in net income in 2004 is a result of a large provision made to loan loss provision due to higher than usual chargeoffs in 2003. The majority of the charge-offs was related to one commercial loan borrower. See the "Provision for Loan Loss" section for further discussion.

      Net interest income remained constant at $13.6 million in 2004 and 2003 and $13.0 million in 2002. Noninterest income remained at $1.5 million in 2004, 2003 and 2002, while noninterest expense was $7.9 million, $6.9 million, and $7.1 million, for the respective years.

      Return on average assets was 1.28%, 1.11%, and 1.55% in 2004, 2003, and 2002, respectively. Return on average equity was 15.22%, 11.53%, and 14.74%, for the respective years.

Net Interest Income

      Net interest income remained unchanged at $13.6 million in 2004 and 2003 from $13.0 million in 2002, representing an increase of 4.7% from 2002. The Company's tax equivalent yield on average interest-earning assets decreased to 6.18% in 2004 from 6.46% in 2003, which was lower than the 7.33% yield in 2002. The decrease in yield is primarily a result of the Bank's declining Prime Rate, real estate contractual repricing to a lower rate, the prepayment of higher yielding loans and the origination of lower yielding loans. While the bank's prime rate began to increase incrementally over the last 6 months of 2004, the bank will not receive the full benefit of the increases until 2005, mainly due to the repricing schedule of our loan portfolio. Additionally, while prime rate has been increasing, the treasury curve has flattened and loans due to reprice that are tied to the treasury curve are not necessarily increasing in rates. The interest and fees on loans increased slightly 1.71% during 2004. The slight increase in interest and fees was primarily due to the incremental increase in the prime rate the second half of the year.

      The Company's average interest-earning assets increased approximately $18.6 million or 5.8% in 2004 and $31.4 million or 10.8% in 2003. The slower growth rate in 2004 as compared to 2003 is due to the bank not offering a fixed rate 1-4 family loan that had been offered in the 2003. The bank had increased its fixed rate 1-4 family loans by approximately $26 million as of December 31, 2003. Historically the bank sold fixed rate 1-4 family loans to independent parties and continued this practice in 2004, therefore not booking any 1-4 family fixed rate loans.

      The cost of funds decreased 10 basis points in 2004 as compared to 2003 while the interest expense increased $213,000 in 2004 from $6.7 million in 2003 to $6.9 million in 2004. Average interest-bearing liabilities increased $20.3 million, or 7.4% in 2004 from $276 million in 2003.

      Interest expense increased 3.2% to $6.9 million in 2004 as compared to $6.7 million in 2003 while the average interest-bearing liabilities increased $20.3 million, or 7.4%, during 2004 as compared to $30.2 in 2003. The cost of funds decreased to 2.34% in 2004 from 2.44% in 2003. The average balance of certificates of deposit increased $5.4 million, or 4.1%, in 2004 while other interest bearing deposits increased by $6.8 million. The slight fluctuation in cost of funds can be largely attributed to the changing interest rate environment.

      The Company's tax equivalent net interest margin was 4.15% in 2004, 4.38% in 2003 and 4.63% in 2002. The decrease in net interest margin in 2004 was primarily due to the recording of lower yielding loans and the payoff of higher yielding loans within the portfolio. While prime rate has incrementally increased over the last 6 months, mortgage rates are still at all time lows due to the flattening of the yield curve. The decrease in 2003 from 2002 was primarily attributable to the decrease in the prime rate and the recording of lower yielding assets.

      The Company's securities portfolio experienced a decrease in average balances and an increase in yield during 2004. The average balance of the portfolio decreased $2.3 million (6.9%) as compared to 2003, and the tax equivalent yield increased to 6.47% in 2004 from 6.33% in 2003. The increase in yield is primarily due to the shift in the mix of the portfolio. The company did not replace the higher yielding mortgage back securities with a lower reinvestment rate. The portfolio now contains a proportionally larger percentage of higher yielding tax-exempt municipals and callable agencies.

      For further information, see the table titled "Consolidated Average Balance Sheets and Taxable Equivalent Income/Expense and Yields/Rates" in the Selected Statistical Information.

Provision for Loan Losses

      The provision for loan losses was $676,000 in 2004, $2,907,000 in 2003 and $436,000 in 2002. The bank decreased the provision in 2004 from 2003 based upon the estimated losses in the 2004 which was considerably less than in 2003. The increase in the provision in 2003 was due to an increased number of charge-offs in the commercial and agricultural credit. Management increased the provision for loan losses to reflect the increased loan losses in 2003 and its current assessment of the loan portfolio characteristics during the year. Net charge-offs in 2004 were $590,000 compared to $2,580,000 in 2003 and $290,000 in
2002. The ratio of the allowance for loan losses as a percentage of total loans at December 31 was 0.86% in 2004, 0.84% in 2003, and .85% in 2002. For further information about the provision and management's methodology for estimating the allowance for loan losses, see "Allowance for Loan Losses" and "Critical Accounting Policies" within Management's Discussion and Analysis.

Noninterest Income

      Total noninterest income was $1.5 million in 2004, 2003, and 2002. As a percentage of average assets, noninterest income was 0.43%, 0.44%, and 0.49% in 2004, 2003, and 2002, respectively. Service charges and fees have increased slightly over the last three years due to increased charges and growth in the number of deposit accounts.

Noninterest Expense

      Total noninterest expense was $7.9 million in 2004, $6.9 million in 2003, and $7.1 million in 2002, representing an increase of 14.9% in 2004 and a decrease of 2.8% in 2003. As a percentage of average assets, noninterest expense was 2.21%, 2.02%, and 2.30% in 2004, 2003, and 2002, respectively.

      Salaries and benefits expense comprises the largest component of noninterest expense, with totals of $4.0 million in 2004, $3.2 million in 2003, and $3.5 million in 2002. As a percentage of average assets, salaries and benefits expense was 1.11%, 0.94%, and 1.14%, in 2004, 2003, and 2002,
respectively. The average number of full-time equivalent employees was 92 in 2004, 90 in 2003, and 88 in 2002.

      Included in salaries and benefits expense was net pension costs of approximately $248,000 in 2004 and $254,000 in 2003, which are based upon specific actuarial assumptions, including a long-term rate of return of 7.50%. Management believes the rate of return is a reasonable assumption of projected equity and bond indices long-term return projections as well as actual long-term historical plan returns realized. Management will continue to evaluate the actuarial assumptions, including the expected rate of return, annually, and will adjust the assumptions as necessary.

      The Company based its determination of pension expense on a market-related valuation of assets. Investment gains or losses are computed as the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. The future value of assets will be impacted as previously deferred gains or losses are recognized.

      The discount rate that the Company utilizes for determining future pension obligations decreased to 5.9% in 2004 from 6.0% in 2003, based on management's evaluation of current yields on long-term yields on highly-rated bonds.

      Lowering the expected long-term rate of return on plan assets or the discount rate by .10% would not have had a significant impact on pension expense in 2004.

II.   FINANCIAL CONDITION

Assets

      The Company's total assets increased to $364.0 million in 2004 from $352.4 million in 2003, representing an increase of 3.3%. Average total assets increased to $359.9 million in 2004 from $341.0 million in 2003, an increase of 5.5%. Average interest-earning assets increased to $341.6 in 2004 from $323.0 million in 2003, and remained at approximately 95% of total average assets.

Securities available for sale

      The Company reported securities available for sale (at fair value) of $32 million and $33.1 million at 2004 and 2003, respectively, and average securities available for sale of $31.8 million in 2004 and $34.2 million in 2003. As a percentage of average assets, average securities were 8.85% in 2004, 10.03% in 2003 and 14.0% in 2002. As of December 31, 2004
and 2003, the Company did not classify any securities as trading or held to maturity. It is the general practice of management to hold securities until they are called or matured. But, by classifying securities in the available for sale category, management has the flexibility to sell the securities should the need arise. The available for sale portion of the portfolio includes mortgage-backed securities, U.S. Treasuries and municipals with an average life of 15 years, and average repricing term of 4 years, and an average tax-equivalent yield of 6.47% for the year ended December 31, 2004. Total available for sale securities consisted of the following: U.S. Treasuries and Agencies - 21%; mortgage-backed securities and CMO's - 23%; and fixed-rate tax-exempt municipal securities - 56%.

INVESTMENT PORTFOLIO

      The amortized cost and fair values of securities available for sale as of December 31, 2004 and 2003 are presented in Note 2 to the consolidated financial statements. The amortized cost of securities as of December 31, 2004, 2003, and 2002, is presented below (dollars in thousands):


                                                            2004         2003           2002
                                                         ---------   -----------   -----------
Securities available for sale:
  U.S. Treasury & agency obligations                     $   6,494   $     4,532   $     3,556
  Obligations of states and political subdivisions          17,454        19,749        19,476
  Mortgage-backed securities                                 7,037         7,554        15,564
                                                         ---------   -----------   -----------
Total securities available for sale                         30,985        31,835   $    38,596

Federal Home Loan Bank stock                                 2,230         2,110         2,028
Federal Reserve Bank stock                                     300           120           120
                                                         ---------   -----------   -----------
  Total securities                                       $  33,515   $    34,065   $    40,744
                                                         =========   ===========   ===========

INVESTMENT PORTFOLIO MATURITIES

      The maturity distribution and weighted average interest rates of securities available for sale as of December 31, 2004, are as follows (dollars in thousands):

                                                                                                               Total
                                   Less than            1 to 5            5 to 10          Over 10           Amortized      Fair
                                     1 Year              Years             Years            Years               Cost        Value
                                ----------------  ------------------- --------------- ------------------ ------------------ ------
                                         Wtd Ave              Wtd Ave         Wtd Ave            Wtd Ave            Wtd Ave
                                Amount    Yield     Amount    Yield   Amount   Yield   Amount     Yield   Amount     Yield  Amount
                                ------   -------  ----------  -----   ------  -------  ------    -------  ------    ------- ------
Securities available for sale:
  U.S. Treasury and agency
   obligations                  $   997  2.22%    $  3,995    3.87%   $ 1,001   5.02%  $    500   5.79%      6,493  3.94%   $ 6,511
  Obligations of states and
   political sub.                   314  3.93%         222    5.25%       662   5.69%  $ 16,256   5.15%     17,454  5.17%    18,288

  Mortgage-backed securities          0  0.00%         801    4.40%       758   5.84%     5,479   5.24%      7,038  5.21%     7,180
                                -------  ----     --------    ----    -------   ----   --------   ----    --------  ----    -------
Total securities available
for sale                        $ 1,311           $  5,018            $ 2,421          $ 22,235           $ 30,985          $31,979
                                =======           ========            =======          ========           ========          =======

      The calculations of the weighted average interest rates for each maturity category are based on yield weighted by the respective costs of the securities. The weighted average rates on states and political subdivisions are computed on a taxable equivalent basis using a 34% tax rate. For purposes of the above presentation, maturities of the above securities are based on contractual maturity dates.

      Excluding those holdings of U.S. Treasury securities and other agencies of the U.S. Government, the Company did not hold any securities of any one issuer that exceeded 10% of the shareholders' equity of the Company at December 31, 2004.

Loans

      The Company reported total loans of $294.6 million and $288.6 million at 2004 and 2003, respectively. As a percentage of average assets, average loans were 81.7% in 2004, and 79.8% in 2003.

      The table below shows the Company's loans outstanding at period-end by type of loan. The portfolio composition has remained relatively consistent during the three years ended December 31, 2004. Commercial and industrial loans totaled $26.3 million in 2004, representing a small increase from $25.2 million in 2003, and $25.8 million in 2002. Residential real estate loans increased only slightly by $4.5 million to $136.3 million in 2004 from $131.7 million in 2003. The largest increase in residential real estate loans was $32 million from 2002 to 2003 due to the Company's decision to hold 1-4 family fixed rate loans and increased demand by the Company's customers for home equity loans.

      For interest rate risk management purposes historically the company has made and held adjustable rate mortgages in its 1-4 family real estate portfolio. Commencing in 2000, the Company started originating and selling the majority of fixed-rate residential real estate loans, while holding the adjustable-rate loans in the portfolio. The Company recognizes a gain on sale of loans based on the premium received from the sale of loans to an independent party. The Company did not have any loans held for sale at December 31, 2004 and 2003. At December 31, 2004, the Company serviced approximately $12,422,000 of mortgage loans previously sold, for the benefit of others. The servicing asset and the related servicing fees generated from serviced loans are not material to the Company's financial statements.

      Commercial lending continues to be an important component of the company's loan portfolio, both real estate and industrial, because of the movement of the Company into new markets. The Company focused its commercial lending on small- to medium-sized companies in its market area, most of which are companies with long established track records. The Company expects to continue to grow in the real estate and commercial portfolios. At December 31, 2004, the Company serviced approximately $2.6 million of commercial loans previously sold, for the benefit of others.

      The Company will also continue to focus on agriculture lending and continue to use the Farm Service Agency (FSA) Guarantee Program which will guarantee up to 90% of the loan to qualified borrowers and therefore limits the Company's loss exposure while servicing the agricultural industry.

      Installment loans as a percentage of total loans outstanding has remained relatively consistent with a slight decline between 2004, 2003, and 2002.

LOAN PORTFOLIO

      The following table displays the loan portfolio composition at December 31 for each respective year (dollars in thousands).

                                            % of                   % of                % of               % of                 % of
                               2004        Total       2003        Total     2002     Total      2001    Total      2000      Total
                               ----        -----       ----        -----     ----     -----      ----    -----      ----      -----
Commercial and industrial   $  26,370       8.9%    $  25,158       8.7%  $  25,759    10.4%  $  24,126   10.8%  $   22,918    10.3%
Commercial real estate         64,460      21.9%       60,833      21.1%     53,104    21.4%     41,917   18.7%      39,247    17.7%
Agricultural                   39,970      13.6%       40,362      14.0%     41,106    16.5%     34,313   15.3%      34,316    15.5%
Residential real estate       136,273      46.2%      131,741      45.6%     99,728    40.2%     97,115   43.4%      99,242    44.6%
Installment                    25,152       8.5%       27,893       9.7%     27,122    10.9%     24,995   11.2%      24,681    11.1%
Other                           2,585       0.9%        2,781       0.9%      1,493     0.6%      1,267    0.6%       1,857     0.8%
                            ---------     -----     ---------     -----   ---------   -----   ---------  -----   ----------   -----
Total loans                   294,810     100.0%    $ 288,768     100.0%  $ 248,312   100.0%  $ 223,733  100.0%  $  222,261   100.0%
Less:
Net deferred loan                (200)                   (144)                  (42)                (6)                 110
origination
 fees/costs
Allowance for loan losses      (2,519)                 (2,432)               (2,106)            (1,960)              (1,911)

                            ---------     -----     ---------     -----   ---------    ----  ---------   -----   ----------   -----
Net loans                   $ 292,091               $ 286,192             $ 246,164          $ 221,767           $  220,460
                            =========     =====     =========     =====   =========    ====  =========   =====   ==========   =====

The following tables show the Company's loan maturities and composition of fixed and adjustable rate loans at December 31, 2004 (in thousands).

                                    Less than 1 Year                  1 - 5 Years                Over 5 Years          Total
                                    ----------------                  -----------                ------------         -------
Commercial real estate                    $11,424                      $ 7,318                    $ 45,718           $ 64,460
Commercial and industrial                  11,884                        8,151                       6,315             26,350
Agricultural                                7,363                        7,295                      25,312             39,970
Residential real estate                     7,872                        5,435                     122,858            136,165
Installment                                 2,074                       20,651                       2,355             25,080
Other                                         909                          560                       1,116              2,585
                                          -------                      -------                    --------           --------
Total                                     $41,526                      $49,410                    $203,674           $294,610
                                          =======                      =======                    ========           ========

                                        Predetermined              Floating or
                                             Rates              Adjustable Rates           Total
                                       ----------------         ----------------        ----------
Commercial real estate                     $12,801                    $ 51,659           $ 64,460
Commercial and industrial                    9,994                      16,356             26,350
Agricultural                                 7,726                      32,244             39,970
Residential real estate                     36,826                      99,339            136,165
Installment                                 24,688                         392             25,080
Other                                        2,401                         184              2,585
                                           -------                    --------           --------
Total                                      $94,436                    $200,174           $294,610
                                           =======                    ========           ========

Allowance for Loan Losses

      Federal regulations and generally accepted accounting principles require that the Company establish prudent allowances for loan losses. The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Loan losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on management's review of the historical loan loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions in estimating probable loan losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company's methodology for assessing the appropriate allowance level consists of several key elements, described below.

      Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and available legal options. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended. Any specific reserves for impaired loans are measured based on the fair value of the underlying collateral. The Company evaluates the collectibility of both principal and interest when assessing the need for a specific reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

      Homogenous loans, such as consumer installment and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average two-year net charge-off history by loan category.

      Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Company's internal credit review function.

      Specific reserves on individual loans and historical loss rates are reviewed throughout the year and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

      A portion of the allowance is not allocated to any particular loan type and is maintained in recognition of the inherent inability to precisely determine the loss potential in any particular loan or pool of loans. Among the factors used by management in determining the unallocated portion of the allowance are current economic conditions, trends in the Corporation's loan portfolio delinquency, losses and recoveries, level of underperforming and nonperforming loans, and concentrations of loans in any one industry.

      The Corporation has not substantively changed its overall approach in the determination of the allowance for loan losses. Excluding the refinement from a five year to a two year trend in the calcuation of the allowance for loan loss for homogeneous loans, there have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the current year allowance.

      Real estate acquired, or deemed acquired, by the Company as a result of foreclosure proceedings is classified as other real estate owned ("OREO") until it is sold. Interest accrual, if any, ceases no later than the date of acquisition of the real estate, and all costs incurred from such date in maintaining the property are expensed. OREO is recorded by the Company at the lower of cost or fair value less estimated costs of disposal, and any write-down resulting there from is charged to the allowance for loan losses. When the foreclosed property is sold, the difference between proceeds received on OREO and the recorded value is recognized in current earnings.

      As discussed above, the allowance is maintained at a level necessary to absorb probable losses in the portfolio. Management's determination of the adequacy of the reserve is based on reviews of specific loans, loan loss experience, general economic conditions and other pertinent factors. If, as a result of charge-offs or increases in risk characteristics of the loan portfolio, the reserve is below the level considered by management to be adequate to absorb probable loan losses, the provision for loan losses is increased.

      The allowance for loan losses was 0.86% of total loans as of December 31, 2004, a slight increase from 0.84% at the end of 2003. In 2004, the Company experienced net charge-offs of $590,000, or 0.20% of average loans, compared to net charge-offs of $2,580,000 (0.95%) in 2003 and $290,000 (0.12%) in 2002. The
Company recorded a provision for loan losses of $676,000, $2,907,000 and $436,000 in 2004, 2003, and 2002, respectively. As a percentage of the provision for loan losses, net charge-offs were 87.3%, 88.7%, and 66.5% in 2004, 2003, and 2002, respectively. Management increased the provision for loan losses during the year 2003 to reflect the increased actual and probable loan losses in 2003, primarily related to a certain commercial borrower, which was identified by management on July 23, 2003. An estimated $1.6 million was charged off in 2003 relating to the mentioned borrower. Additional charge offs in 2003 were primarily within the agricultural portfolio. Management conducted a review of its agricultural lending approval process and made modifications where necessary to strengthen its underwriting process of agricultural operating loans. Management believes its review process has adequately identified problem loans within its portfolio on a timely basis. In 2004 the chargeoffs returned to a more normal and acceptable level.

      The Company ceases accruing interest on loans when principal or interest payments are delinquent 90 days or more, unless the loan is adequately collateralized and is in the process of collection. If management determines that interest is incollectible, all interest previously accrued is reversed against current period interest income. If collection of principal or interest is considered doubtful, loans are placed on nonaccrual status or charged against income at an earlier dated.

      The amount of nonaccrual loans decreased to $728,000 in 2004 from $1,462,000 in 2003. As a percentage of total loans, nonaccrual loans represented ..25% in 2004 and .51% in 2003. The Company would have reported additional interest income of approximately $90,000, $191,000 and $79,000 in 2004, 2003 and 2002, respectively, if nonaccrual loans had been accruing interest. The decrease in nonaccrual loans is largely due to a single commercial borrower whose nonaccrual borrowings total $888,000 transferred to other real estate owned. Interest income from nonaccrual loans of approximately $40,000 has been included in net income in 2004 and $4,000 in 2003 and $2,000 in 2002. Nonaccrual loans at December 31, 2004 consisted of 14 relationships. Nonaccrual loans are expected to be resolved through payments or through liquidation of collateral in the normal course of business. No loans in the nonaccrual status have been identified through the loan loss analysis to have any associated loss.

      The category of accruing loans which are past due 90 days or more decreased at December 31, 2004 to $452,000 as compared to $1,441,000 at December 31, 2003. As a percentage of total loans, loans past due 90 days and still accruing interest represented 0.15% in 2004 and 0.51% in 2003. Management has analyzed these credits as to the borrower's current circumstances, value of the security pledged and the likely ultimate disposition of these loans. In management's opinion, appropriate specific reserves have been allocated to absorb any probable loss and these accounts are expected to be resolved through payments or liquidation of collateral in the normal course of business. The $452,000 of delinquent loans is represented by 12 accounts as follows:

      - 4 residential real estate accounts with outstanding balances of $142,000 of which $14,000 has been included as a specific reserve in the allowance for loan losses;

      - 1 commercial loan account with outstanding balance of $303,000 of which $30,000 has been specifically reserved;

      - 7 consumer installment loans with outstanding balances of $7,000 of which $0 has been specifically reserved;

As a percentage of the allowance for loan losses, total nonaccrual loans and loans past due 90 days or more were 46.8% in 2004 and 119.5% in 2003.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31 are as follows (in thousands).

                                                   2004           2003           2002           2001           2000
                                                 --------       --------       --------       --------       --------
Balance, beginning of period                     $  2,432       $  2,106       $  1,960       $  1,911       $  1,905

Loans charged-off:
  Commercial and industrial                           108            582             44             34             42
  Commercial real estate                               91          1,050              -              -              -
  Agricultural                                         27            648             67              -              -
  Residential real estate                              93            152             91              9              -
  Installment                                         335            176            154            139            161
                                                 --------       --------       --------       --------       --------
Total charge-offs                                     654          2,608            356            182            203

Recoveries of loans previously charged-off:
  Commercial and industrial                            18              8             22              3              5
  Commercial real estate                                2              -              -              -              -
  Agricultural                                          1              -              -              -              -
  Residential real estate                               4              2              -              5              -
  Installment                                          38             18             44             46             27
                                                 --------       --------       --------       --------       --------
Total recoveries                                       64             28             66             54             32

Net charge-offs                                       590          2,580            290            128            171

Provision for loan losses                             676          2,907            436            177            177

                                                 --------       --------       --------       --------       --------
Balance, end of period                           $  2,519       $  2,432       $  2,106       $  1,960       $  1,911
                                                 ========       ========       ========       ========       ========

Allowance to loans, end of year                       .86%          0.84%          0.85%          0.88%          0.86%
Ratio of net charge-offs to average loans             .20%          0.95%          0.12%          0.06%          0.08%
outstanding

Loan balance, end of year                        $294,610       $288,624       $248,270       $223,727       $222,372

Total average net loans                          $294,130       $272,013       $237,788       $227,150       $210,325

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

      The following table indicates the portion of the loan loss reserve management has allocated to each loan type and the percentage of each loan category to total loans at December 31 (in thousands).

                                      Loans by              Loans by             Loans by             Loans by            Loans by
                                      category              category             category             category            category
                                      as a % of            as a % of            as a % of            as a % of            as a % of
                              2004   Total Loans   2003   Total Loans   2002   Total Loans   2001   Total Loans   2000   Total Loans
                              ----   -----------   ----   -----------   ----   -----------   ----   -----------   ----   -----------
Commercial and industrial    $  297     8.9%      $  521       8.7%    $  371     10.4%     $  315     10.8%     $  271     10.3%
Commercial real estate          668    21.9%         445      21.1%       276     21.4%        648     18.7%        603     17.7%
Agricultural                    395    13.6%         482      14.0%       676     16.5%        274     15.3%        255     15.5%
Residential real estate         857    46.2%         554      45.6%       402     40.2%        334     43.4%        311     44.6%
Installment                     258     8.5%         325       9.7%       284     10.9%        283     11.2%        248     11.1%
Other                             6     0.9%          12       0.9%         0      0.6%         10      0.6%         16      0.8%
Unallocated                      38                   93                   97                   96                  207
                             ------    ----       ------      ----     ------     ----      ------     ----      ------     ----
Balance, end of year         $2,519     100%      $2,432       100%    $2,106      100%     $1,960      100%     $1,911      100%
                             ======    ====       ======      ====     ======     ====      ======     ====      ======     ====

NONPERFORMING ASSETS

      The following table represents the total of nonaccrual loans and loans 90 days past due and accruing interest at December 31 (in thousands).

                                                  2004       2003       2002       2001       2000
                                                 ------     ------     ------     ------     ------
Loans accounted for on nonaccrual basis          $  728     $1,462     $  476     $  383     $  319
Accruing loans which are past due 90 days or
more                                                452      1,441      1,133      1,649        668
Restructured loans                                    -          -          -          -          -
                                                 ------     ------     ------     ------     ------
Total                                            $1,180     $2,903     $1,609     $2,032     $  987
                                                 ======     ======     ======     ======     ======

Deposits

      Deposits have traditionally been the primary source of the Company's funds for use in lending and other investment activities. In addition to deposits, the Company derives funds from interest payments and principal repayments on loans and income on earning assets. Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate more in response to general interest rates and money market conditions.

      Deposits are attracted principally from within the Company's market area through the offering of numerous deposit instruments, including checking accounts, regular passbook savings accounts, NOW accounts, money market deposit accounts, term certificate accounts and individual retirement accounts ("IRAs"). Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by the Company's management based on the Company's liquidity requirements, growth goals and market trends.

      The table below presents a summary of period end deposit balances. The composition of deposit categories has remained relatively consistent as a percentage of total deposits throughout the three-year period ended December 31, 2004. As a percentage of total deposits, interest-bearing demand accounts have remained relatively the same at 22% in 2004 and 24% in 2003 and 2002. Certificates of deposits (less than $100,000) have also remained relatively the same at 38% in 2004 and 37% in 2003 and 40% in 2002. Savings and money market accounts remained the same from 2003 to 2004 and have only a 1% increase from 2002 as a percentage of deposits. Certificates of deposit $100,000 and over are primarily short-term public funds. Balances of such large certificates fluctuate depending on the Company's pricing strategy and funding needs at any particular time and were comparable as a percentage of total deposits in 2004, 2003 and 2002.

      Interest rates, maturity terms, service fees, and withdrawal penalties for the various types of accounts are established periodically by management based on the Company's liquidity requirements, growth goals and market trends. The amount of deposits currently from outside the Company's market area is not significant.

DEPOSIT COMPOSITION

      The following table indicates the total deposits by type at December 31 (dollars in thousands):

                                          2004       Percent         2003        Percent        2002        Percent
                                         Amount      of Total       Amount      of Total       Amount       of Total
                                         ------      --------       ------      --------       ------       --------
Noninterest-bearing demand deposits     $ 34,834           12%     $ 31,693           12%     $ 30,195            12%
Interest-bearing demand deposits          63,485           22%       64,645           24%       63,755            24%
Money market deposits                     19,714            7%       19,426            7%       16,150             6%
Savings                                   26,680            9%       24,384            9%       21,852             9%
Time deposits greater than $100           34,294           12%       29,799           11%       27,296            10%
Other time deposits                      108,824           38%      100,485           37%      103,468            40%
                                        --------          ---      --------          ---      --------           ---
Total                                   $287,831          100%     $270,432          100%     $262,716           100%
                                        ========          ===      ========          ===      ========           ===

      The following table indicates the annual average amount of and the annual average rate paid on deposit categories which exceeded 10% of average total deposits at December 31 (in thousands):

                                          2004                      2003                     2002
                                         Amount        Rate        Amount        Rate        Amount        Rate
                                         ------        ----        ------        ----        ------        ----
Noninterest-bearing demand deposits     $ 30,737                  $ 29,086                  $ 28,960
Interest-bearing demand deposits
  including money market deposits         86,863       1.43%        83,020       1.56%        68,787       2.00%
Time deposits greater than $100           31,860       2.80%        29,909       2.65%        27,798       3.61%
Other time deposits                      104,705       2.62%       101,253       2.83%       107,565       3.88%
                                        --------       ----       --------       ----       --------       ----
                                        $254,165                  $243,268                  $233,110
                                        ========       ====       ========       ====       ========       ====

MATURITIES OF TIME DEPOSITS GREATER THAN $100,000

      The following table indicates the amount of the Company's time deposits greater than $100,000 by time remaining until maturity as of December 31, 2004(dollars in thousands):

Three months or less             $ 3,741
Over three through 6 months        7,556
Over six through 12 months        12,125
Over 12 through 60 months         10,872
                                 -------
Total                            $34,294
                                 =======

Other Borrowings

      Periodically, the Company will borrow long term money from the Federal Home Loan Bank (FHLB) as a way to provide funding for loan demand. At December 31, 2004, the Company had outstanding $39.9 million of total borrowings from the FHLB with a weighted average cost of 4.12%. Borrowings of $7 million consist of three fixed-rate notes with maturities in 2008 and 2010. At the option of the FHLB, these notes can be converted at certain dates to instruments that adjust quarterly at the three-month LIBOR rate. The note amount and nearest optional conversion dates at December 31, 2004, are $1 million in January 2005; $3 million in March 2005; and $3 million in March 2005 if the three month LIBOR reaches 8%. Additionally, the Company utilized a borrowing of $10 million, due in 2012, with a rate that can adjust quarterly if the three-month LIBOR reaches 7.75%. With the funds, the Company purchased $10 million in securities classified as available for sale with an average yield of 5% and call features ranging from 2011 to 2013, resulting in a net spread of 2.7% on the borrowing.

      The Company began keeping fixed rate 1-4 family mortgages in-house. To fund these loans the Company borrowed long term money from the FHLB to lock in a spread and match the amortization with the average life of the loan. The Company borrowed funds with a maturities ranging from 10 to 20 years with all of them having a 10% annual principal prepayment rate. The average life of these loans is approximately 5 years. The average rate on the borrowings is 3.47%. The balance on these borrowings is $22.8 million as of December 31, 2004.

Capital

      The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors and to the earnings and financial condition of the Company and applicable laws and regulations. The dividend payout ratio was 40.52% in 2004, 50.1% in 2003, and 37.7% in 2002. At December 31, 2004
consolidated Tier 1 risk based capital was 11.4%, and total risk-based capital was 12.3%. The minimum Tier 1 and total risk-based capital ratios required by the Board of Governors of the Federal Reserve are 4% and 8%, respectively.

Liquidity

      Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as company cash needs, are met. The Company manages liquidity on both the asset and liability sides of the balance sheet. Community bank liquidity management currently involves the challenge of attracting deposits while maintaining positive loan growth at a reasonable interest rate spread. The loan to deposit ratio at December 31, 2004, was 102.4%, compared to 106.73% in 2003. Loans to total assets were 80.9% at the end of 2004, compared to 81.9% in 2003. The securities portfolio is available for sale and consists of securities that are readily marketable. Approximately 90% of the available for sale portfolio is pledged to secure public deposits, short-term and long-term borrowings and for other purposes as required by law. The balance of the available for sale securities could be sold if necessary for liquidity purposes. Also, a stable deposit base, consisting of 88% core deposits, makes the Company less susceptible to large fluctuations in funding needs. The Company also has both short- and long-term borrowings capacity available through FHLB with unused available credit of approximately $26.2 million as of December 31, 2004. The Company has the ability to obtain deposits in the brokered certificate of deposit market to help provide liquidity to fund loan growth, if necessary. Generally, the Company uses short-term borrowings to fund overnight and short-term funding needs in the Company's balance sheet. Longer-term borrowings have been primarily used to fund mortgage-loan originations. This has occurred when FHLB longer-term rates are a more economical source of funding than traditional deposit gathering activities. Additionally, the Company occasionally uses FHLB borrowings to fund larger commercial loans.

Impact of Inflation, Changing Prices and Local Economic Conditions

      The majority of the Company's assets and liabilities are monetary in nature. Therefore, the Company differs greatly from most commercial and industrial companies that have significant investments in non-monetary assets, such as fixed assets and inventories. However, inflation does have an important impact on the growth of assets in the banking industry and on the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also affects other expenses, which tend to rise during periods of general inflation.

      Management believes the most significant impact on financial and operating results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against the effects of wide interest rate fluctuations.

      The Company's success is dependent on the general economic conditions of the communities we serve. Unlike larger banks that are more geographically diversified, we provide financial and banking services primarily in south central Ohio. The economies of our markets are dependent to a significant extent on the agricultural industry. The economic conditions in these areas have a significant impact on loan demand, the ability of borrowers to repay these loans, and the value of the collateral securing these loans. A significant decline in general economic conditions, and in particular the agricultural industry, could affect these local economic conditions and could negatively impact the financial results of our banking operations. Factors influencing general conditions include inflation, recession, unemployment, and other factors beyond our control.

Contractual Obligations and Commercial Commitments

      The Company has certain obligations and commitments to make future payments under contracts. At December 31, 2004, the aggregate contractual obligations and commercial commitments are:

Contractual Obligations

                                                                Payments Due by Period
                                                                ----------------------
                                                   Less than        1-3          3-5        After 5
($ in thousands)                       Total        One Year       Years        Years        Years
----------------                      --------     ---------      -------      -------      -------
Total Deposits                        $287,831      $240,971       39,016        7,832           12
FHLB Borrowings                         39,920         3,518        5,497        8,213       22,692
  Int expense on FHLB Borrowings                       1,576        2,781        2,980        1,824
Repurchase Agreements                    2,944         2,944                                  1,659
                                      --------      --------      -------      -------      -------
  Total                               $330,695      $249,009      $47,294      $19,025      $26,187

Other Commercial Commitments

                                                        Amount of Unused Commitments - Expirations by Period
                                                        ----------------------------------------------------
                                                      Less than          1-3             3-5           After 5
(in thousands)                         Total          One Year          Years           Years           Years
--------------                        -------         ---------         ------          ------         -------
Commitments to Extend Credit          $26,250          $11,166          $4,241          $1,358          $9,485
Letters of Credit                     $    71          $    71
                                      -------          -------          ------          ------          ------
  Total                               $26,321          $11,237          $4,241          $1,358          $9,485

      The company's off balance sheet arrangement consist primarily of business and consumer lines of credit. These arrangements arise in the normal course of business. Management considers the company's liquidity to meet the funding requirements of the arrangements as they occur in the normal course of business.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

III. MARKET RISK MANAGEMENT

      Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to variations in interest rates, exchange rates, equity price risk and commodity prices. The Company does not maintain a trading account for any class of financial instrument, and is not currently subject to currency exchange rate risk, equity price risk or commodity price risk. The Company's market risk is composed primarily of interest rate risk.

      The major source of the Company's interest rate risk is the difference in the maturity and repricing characteristics between the Company's core banking assets and liabilities - loans and deposits. This difference, or mismatch, poses a risk to net interest income. Most significantly, the Company's core banking assets and liabilities are mismatched with respect to repricing frequency, maturity and/or index. Most of the Company's commercial loans, for example, reprice rapidly in response to changes in short-term interest. In contrast, many of the Company's consumer deposits reprice slowly, if at all, in response to changes in market interest rates.

The Company's Senior Management is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. Mangement hired an outside consulting firm in 2004 to prepare and assist the bank's ALCO committee that was also formed in 2004 in interest rate risk monitoring and reporting. The guidelines established by senior management are approved by the Company's Board of Directors. The primary goal of the asset/liability management function is to maximize net interest income within the interest rate risk limits set by approved guidelines. Techniques used include both interest rate risk analysis that performs simulation modeling that measures the effect of rate changes on net interest income and market value of equity under different rate scenarios. The current policy imposes limits on earnings at risk over a 12 month period.

INTEREST RATE RISK ANALYSIS

      The table below summarizes the earnings at risk over a 12 month period in a rising and declining rate environment of 100, 200, and 300 basis points as of December 31, 2004.

                    Net Interest    Dollar Change   Percent Change        Board Approved
                       Income      (In thousands)   from Base Case          Guidelines
                    ------------   --------------   --------------       ----------------
Rising 300             13.933            471             3.50%           +/- 10% of base
Rising 200             13.778            316             2.35%           +/- 7.5% of base
Rising 100             13.622            161             1.19%           +/- 5% of base
                       ------           ----            -----            ----------------
Base Case              13.461
                       ------           ----            -----            ----------------
Falling 100            13.280           -181            -1.35%           +/- 5% of base
Falling 200            13.034           -427            -3.18%           +/- 7.5% of base
Falling 300            12.725           -737            -5.47%           +/- 10% of base

      In the Company's simulation models, each asset and liability balance is projected over a time horizon. Net interest income is then projected based on expected cash flows and projected interest rates under a stable rate scenario and analyzed. The results of this analysis are factored into decisions made concerning pricing strategies for loan and deposits, balance sheet mix, securities portfolio strategies, liquidity and capital adequacy.

      The Company applies hypothetical interest rate movements for up and down interest rate movements of 100, 200, and 300 basis points. The interest movements move in equal amounts each quarter to give a more likely and meaningful scenerio should rates change.

      Simulation models are also performed under an instantaneous parallel 300 basis point increase or decrease in interest rates. The model includes assumptions as to repricing and expected prepayments, anticipated calls, and expected decay rates of transaction accounts under the different rate scenarios. The results of these simulations include changes in market value of equity.

      The Company's rate shock simulation models provide results in extreme interest rate environments and results are used accordingly. Reacting to changes in economic conditions, interest rates and market forces, the Company has been able to alter the mix of short and long-term loans and investments, and increase or decrease the emphasis on fixed and variable rate products in response to changing market conditions. By managing the interest rate sensitivity of its asset composition in this manner, the Company has been able to maintain a fairly stable flow of net interest income.

      Complicating management's efforts to control non-trading exposure to interest rate risk is the fundamental uncertainty of the maturity, repricing, and/or runoff characteristics of some of the Company's core banking assets and liabilities. This uncertainty often reflects options embedded in these financial instruments. The most important embedded options are contained in consumer deposits and loans.

           For example, many of the Company's interest bearing retail deposit products (e.g., interest checking, savings and money market deposits) have no contractual maturity. Customers have the right to withdraw funds from these deposit accounts freely. Deposit balances may therefore run off unexpectedly due to changes in competitive or market conditions. To forestall such runoff, rates on interest bearing deposits may have to be increased more (or reduced less) than expected. Such repricing may not be highly correlated with the repricing of prime rate-based or U.S. Treasury-based loans. Finally, balances that leave the banking franchise may have to be replaced with other more expensive retail or wholesale deposits. Given the uncertainties surrounding deposit runoff and repricing, the interest rate sensitivity of core bank liabilities cannot be determined precisely.

The following table indicates the Company's interest rate-sensitive instruments and their repricing year and current average yield/(cost) for the periods ended December 31 (in thousands).

                                                                                          Later
                                      2005        2006       2007      2008      2009     Years      Total   Fair Value
                                     -------     ------     ------    ------    ------    ------    -------  ----------
Fixed rate loans                      35,321     11,706      9,209     5,598     3,492    29,110     94,436     94,737
Average interest rate                   6.45%      6.99%      6.80%     6.60%     6.57%     6.19%

Adjustable rate loans                103,492     28,310     23,312    23,089    20,068     1,903    200,174    200,727
Average interest rate                   6.20%      5.98%      6.33%     6.14%     6.19%     6.78%

Securities(1)                         12,186      3,472      1,770     1,504     4,668     9,915     33,515     34,509
Average interest rate                   4.06%      4.98%      5.96%     5.96%     5.32%     5.02%

Interest-bearing time deposits        96,405     21,821     17,049       308     7,524        12    143,119    143,740
Average interest rate                   2.63%      3.06%      3.70%     2.93%     4.98%     4.74%

Interest-bearing demand deposits     109,879          -          -         -         -         -    109,879    107,193
Average interest rate                   1.20%         -          -         -         -         -

Short-term borrowings                  2,944          -          -         -         -         -      2,944      2,944
Average interest rate                   2.24%         -          -         -         -         -

Long-term debt                             -          -          -     4,000         -    35,920     39,920     39,589
Average interest rate                      -          -          -      4.93%        -      4.03%

(1) For the purpose of this table, securities include FHLB Stock and FRB Stock

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Registrant's consolidated audited financial statements and the report of its registered public accounting firm are attached hereto as an exhibit 99. The selected quarterly financial data is provided under Item 5 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.  CONTROLS AND PROCEDURES

      The Registrant maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Registrant's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Registrant's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Exchange Act Rules 13a-15(e) and 15d-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

      The Registrant has carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures. Based on the foregoing, the Registrant's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Registrant's disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Registrant files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

      There was no change in the Company's internal control over financial reporting that occurred during the Company's fiscal quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

      Certain information required by this item is set forth in the Company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders to be held April 26, 2005 under the sections captioned "ELECTION OF DIRECTORS AND VOTING PROCEDURES," "EXECUTIVE COMPENSATION AND RELATED ITEMS" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE," and is incorporated herein by reference.

      The Board of Directors has determined that the Company does not have an audit committee financial expert serving on its audit committee. However, the Board of Directors believes that each audit committee member has sufficient knowledge in financial and auditing matters to effectively serve on the committee. At this time, the Board does not believe it is necessary to actively search for an outside person to serve on the Board who would qualify as a financial expert.

      The Company has adopted a code of ethics that applies to its principal executive, financial and accounting officers. A copy of the Company's code of ethics will be provided without charge to any person submitting a written request for the code of ethics. All such requests should be submitted to the attention of Ms. Nancy Hendrickson at the address of the main office of the Company.

ITEM 11. EXECUTIVE COMPENSATION.

      The information required by this item is set forth in the Company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders to be held April 26, 2005 under the section captioned "EXECUTIVE COMPENSATION AND RELATED ITEMS," and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

      The information required by this item is set forth in the Company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders to be held April 26, 2005 under the section captioned "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and is incorporated herein by reference.

      The Company currently has no securities authorized for issuance under equity compensation plans which would require the disclosures mandated by
Section 201(d) of Regulation S-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      The information required by this item is set forth in the Company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders to be held April 26, 2005 under the section captioned "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

THE INFORMATION REQUIRED BY THIS ITEM IS SET FORTH IN THE COMPANY'S DEFINITIVE PROXY STATEMENT FOR THE 2005 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 26, 2005 UNDER THE SECTION CAPTIONED "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" AND IS INCORPORATED HEREIN BY REFERENCE.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

A.    Annual Financial Statements

      Independent Registered Public Accounting Firm Report

      Consolidated Balance Sheets,
        December 31, 2004 and 2003

      Consolidated Statements of Income,
        Years ended December 31, 2004, 2003 and 2002

      Consolidated Statements of Changes in Shareholders' Equity
        Years ended December 31, 2004, 2003 and 2002

      Consolidated Statements of Cash Flows,
        Years ended December 31, 2004, 2003 and 2002

      Notes to Consolidated Financial Statements,
        December 31, 2004, 2003 and 2002

B.    Reports on Form 8-K

      No reports on Form 8-K were filed by the registrant during its fiscal quarter ended December 31, 2004.

C.    Exhibits

      (3)   Corporate Governance Items

            3.1 Articles of Incorporation, filed as Exhibit (3)(I) to the Form 10 filed with the SEC on April 30, 2002 and incorporated herein by reference.

            3.2 Code of Regulations, filed as Exhibit (3)(II) to the Form 10 filed with the SEC on April 30, 2002 and incorporated herein by reference.

      (10)  Material Contracts:

            10.1 The Merchants National Bank Defined Benefit Retirement Plan, filed as Exhibit 10.1 to the Form 10 filed with the SEC on April 30, 2002 and incorporated herein by reference.

            10.2 The Merchants National Bank Profit Sharing and 401(k) Savings Retirement Plan and Trust, filed as Exhibit 10.2 to the Form 10 filed with the SEC on April 30, 2002 and incorporated herein by reference.

                  -     Defined Contribution Prototype Plan; and

                  - Non-Standardized 401(k) Savings Plan and Trust Prototype Plan Adoption Agreement

            10.3 The Merchants National Bank Profit Sharing Bonus Plan, filed as Exhibit 10.3 to the Form 10 filed with the SEC on April 30, 2002 and incorporated herein by reference.

            10.4 The Merchants National Bank of Hillsboro, Ohio Executive Investment Plan, filed as Exhibit 10.4 to the Form 10 filed with the SEC on April 30, 2002 and incorporated herein by reference.

            10.5 The Merchants National Bank Directors' Deferred Compensation Plan, filed as Exhibit 10.5 to the Form 10 filed with the SEC on April 30, 2002 and incorporated herein by reference.

      (31)  Rule 13a-14(a) Certification

      (32)  Section 1350 Certification

      (99) Independent Registered Public Accounting Firms' Report and Consolidated Financial Statements

                                   SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act or 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Merchants Bancorp, Inc.
                                          --------------------------------------
                                                       (Registrant)

Date March 30, 2005           By        /s/ Paul W. Pence, Jr.
                                 -----------------------------------
                                    Paul W. Pence, Jr., President

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date March 30, 2005             By     /s/ Paul W. Pence, Jr.
                                   --------------------------------
                                         Paul W. Pence, Jr.
                                         Principal Executive Officer, Principal
                                         Financial Officer and Director

Date March 30, 2005             By     /s/ James D. Evans
                                   --------------------------------
                                         James D. Evans, Principal Accounting
                                         Officer

Date March 30, 2005             By     /s/ Donald Fender, Jr.
                                   --------------------------------
                                         Donald Fender, Jr., Director

Date March 30, 2005             By     /s/ Richard S. Carr
                                   --------------------------------
                                         Richard S. Carr, Director

Date March 30, 2005             By     /s/ James R. Vanzant
                                   --------------------------------
                                         James R. Vanzant, Director

Date March 30, 2005             By     /s/ Robert Hammond
                                   --------------------------------
                                         Robert Hammond, Director

Date March 30, 2005             By     /s/ William Butler
                                   --------------------------------
                                         William Butler, Director

Date March 30, 2005             By     /s/ Charles A. Davis
                                   --------------------------------
                                         Charles A. Davis, Director

Date March 30, 2005             By     /s/ Jack Walker
                                   --------------------------------
                                         Jack Walker, Director

                                  EXHIBIT INDEX

Exhibit       Page
Number       Number                           Exhibit Description
-------      ------                           -------------------
3.1            N/A           Articles of Incorporation(1)

3.2            N/A           Code of Regulations(1)

10.1           N/A           Merchants National Bank Defined Benefit Retirement Plan(1)

10.2           N/A           Merchants National Bank Profit Sharing and 401(k) Savings
                             Retirement Plan and Trust(1)

10.3           N/A           Merchants National Bank Profit Sharing Bonus Plan(1)

10.4           N/A           Merchants National Bank of Hillsboro, Ohio Executive Investment
                             Plan(1)

10.5           N/A           Merchants National Bank Directors' Deferred Compensation Plan(1)

21             N/A           Subsidiaries of the Registrant(1)

31             42            Rule 13a-14(a) Certification

32             43            Section 1350 Certification

99             44            Independent Registered Public Accounting Firms' Report and
                             Consolidated Financial Statements

(1) Incorporated by reference to the Company's Form 10 filed with the SEC on April 30, 2002

                                                                      EXHIBIT 31

                                 CERTIFICATIONS

      I, Paul W. Pence, Jr., certify that:

      1. I have reviewed this annual report on Form 10-K of Merchants Bancorp, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

      a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      c) Disclosed in this report any changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

      b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date MARCH 30, 2005

By      /s/ Paul W. Pence, Jr.
   -------------------------------------------------
        Paul W. Pence, Jr., Chief Executive Officer and Chief Financial Officer

                                                                      EXHIBIT 32

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ENACTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Merchants Bancorp, Inc. (the "Company") on Form 10-K for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul W. Pence, Jr., Chief Executive Officer and Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2005

                                     /s/ Paul W. Pence, Jr.

                                     Paul W. Pence, Jr.
                                     Chief Executive Officer and Chief Financial
                                     Officer

                                                                      EXHIBIT 99

MERCHANTS BANCORP, INC. AND SUBSIDIARY

Financial Statements as of December 31, 2004 and 2003, and for Each of the Three Years in the Period Ended December 31, 2004 and Independent Auditor' Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Merchants Bancorp, Inc.
Hillsboro, Ohio

We have audited the accompanying consolidated balance sheets of Merchants Bancorp, Inc. and subsidiary (the "Corporation") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/S/ Deloitte & Touche LLP

March 28, 2005
Cincinnati, Ohio

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                         2004        2003
                                                                                                      ----------  ----------
ASSETS

CASH AND CASH EQUIVALENTS:
   Cash and due from banks                                                                            $   12,499  $   13,770
   Federal funds sold                                                                                     16,225       8,625
                                                                                                      ----------  ----------

            Total cash and cash equivalents                                                               28,724      22,395
                                                                                                      ----------  ----------
SECURITIES AVAILABLE FOR SALE -- Amortized cost of $30,985 and $31,835, respectively                      31,979      33,085
                                                                                                      ----------  ----------

LOANS                                                                                                    294,610     288,624

   Less allowance for loan losses                                                                         (2,519)     (2,432)
                                                                                                      ----------  ----------
            Net loans                                                                                    292,091     286,192
                                                                                                      ----------  ----------
OTHER ASSETS:
   Bank premises and equipment -- net                                                                      3,623       3,844
   Accrued interest receivable                                                                             2,679       3,112
   Deferred income taxes                                                                                     278         262
   Other                                                                                                   4,607       3,531
                                                                                                      ----------  ----------

            Total other assets                                                                            11,187      10,749
                                                                                                      ----------  ----------
TOTAL                                                                                                 $  363,981  $  352,421
                                                                                                      ==========  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
   Deposits:
         Noninterest bearing                                                                          $   34,834  $   31,693
         Interest bearing                                                                                252,997     238,739
                                                                                                      ----------  ----------

            Total deposits                                                                               287,831     270,432
                                                                                                      ----------  ----------

   Repurchase agreements                                                                                   2,944       2,784
   FHLB borrowings                                                                                        39,920      43,706
   Other liabilities                                                                                       2,508       7,272
                                                                                                      ----------  ----------

            Total liabilities                                                                            333,203     324,194
                                                                                                      ----------  ----------

SHAREHOLDERS' EQUITY:
   Common stock -- no par value; 4,500,000 shares authorized and 3,000,000 issued; outstanding
      shares of 2,666,650 and 2,945,000 at December 31, 2004 and December 31, 2003, respectively           2,000       2,000
   Treasury Stock, at cost -- 333,350 shares and 55,000 shares at December 31, 2004
      and December 31, 2003, respectively -- Note 1, Treasury Stock                                       (7,000)     (7,000)
   Surplus                                                                                                 2,000       2,000
   Retained earnings                                                                                      33,311      30,571
   Accumulated other comprehensive income                                                                    467         656
                                                                                                      ----------  ----------

            Total shareholders' equity                                                                    30,778      28,227
                                                                                                      ----------  ----------

TOTAL                                                                                                 $  363,981  $  352,421
                                                                                                      ==========  ==========

See notes to consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                      2004       2003       2002
                                                                     -------    -------    -------
INTEREST INCOME:
   Interest and fees on loans                                        $18,724    $18,413    $18,478
   Interest and dividends on securities:
      Taxable                                                            708        735      1,340
      Exempt from income taxes                                           958      1,003        929
   Interest on federal funds sold and other short-term investments       175        159        119
                                                                     -------    -------    -------

         Total interest income                                        20,565     20,310     20,866
                                                                     -------    -------    -------

INTEREST EXPENSE:
   Interest on deposits                                                5,115      5,186      6,900
   Interest on repurchase agreements and federal funds purchased          97         91        112
   Interest on FHLB borrowings                                         1,726      1,447        882
                                                                     -------    -------    -------

         Total interest expense                                        6,938      6,724      7,894
                                                                     -------    -------    -------

NET INTEREST INCOME                                                   13,627     13,586     12,972

PROVISION FOR LOAN LOSSES                                               (676)    (2,907)      (436)
                                                                     -------    -------    -------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                   12,951     10,679     12,536
                                                                     -------    -------    -------

NONINTEREST INCOME:
   Service charges and fees                                            1,252      1,244      1,224
   Other                                                                 289        262        285
                                                                     -------    -------    -------

         Total noninterest income                                      1,541      1,506      1,509
                                                                     -------    -------    -------

NONINTEREST EXPENSE:
   Salaries and employee benefits                                      3,980      3,195      3,505
   Occupancy                                                           1,033      1,204      1,121
   Legal and professional services                                       533        488        576
   Franchise tax                                                         302        249        323
   Data processing                                                       308        300        282
   Advertising                                                           275        208        230
   Other                                                               1,512      1,268      1,073
                                                                     -------    -------    -------

         Total noninterest expense                                     7,943      6,912      7,110
                                                                     -------    -------    -------

INCOME BEFORE INCOME TAXES                                             6,549      5,273      6,935

INCOME TAXES                                                          (1,942)    (1,482)    (2,163)
                                                                     -------    -------    -------

NET INCOME                                                           $ 4,607    $ 3,791    $ 4,772
                                                                     =======    =======    =======

BASIC AND DILUTED EARNINGS PER SHARE                                 $  1.73    $  1.27    $  1.59
                                                                     =======    =======    =======

See notes to consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                                         ACCUMULATED
                                                                                                           OTHER
                                                                COMMON   TREASURY            RETAINED   COMPREHENSIVE
                                                                STOCK     STOCK     SURPLUS  EARNINGS   INCOME (LOSS)    TOTAL
                                                               --------  --------   -------  --------   -------------   -------
BALANCE -- December 31, 2001                                   $  2,000  $      -   $ 2,000  $ 25,710   $         522   $30,232

COMPREHENSIVE INCOME:
   Net income                                                                                   4,772                     4,772
   Minimum pension liability adjustment, net of
    income taxes of $58                                                                                          (108)     (108)
   Net change in unrealized gains on available
    for sale securities, net of income taxes of $206                                                              412       412
                                                                                                                        -------

      Total comprehensive income                                                                                          5,076

CASH DIVIDENDS DECLARED ($0.60 PER SHARE)                                                      (1,800)                   (1,800)
                                                               --------  --------   -------  --------   -------------   -------

BALANCE -- December 31, 2002                                      2,000         -     2,000    28,682             826    33,508

COMPREHENSIVE INCOME:
   Net income                                                                                   3,791                     3,791
   Minimum pension liability adjustment,
    net of income taxes of $31                                                                                    (60)      (60)
   Net change in unrealized gains on available
    for sale securities, net of income taxes of $56                                                              (110)     (110)

      Total comprehensive income                                                                                          3,621
                                                                                                                        -------

   Purchase of treasury stock                                              (7,000)                                       (7,000)

CASH DIVIDENDS DECLARED($0.64 PER SHARE)                                                       (1,902)                   (1,902)
                                                               --------  --------   -------  --------   -------------   -------

BALANCE -- December 31, 2003                                      2,000    (7,000)    2,000    30,571             656    28,227

COMPREHENSIVE INCOME:
   Net income                                                                                   4,607                     4,607
   Minimum pension liability adjustment,
    net of income taxes of $10                                                                                    (19)      (19)
   Net change in unrealized gains on available
    for sale securities, net of income taxes of $58                                                              (170)     (170)
                                                                                                                        -------

      Total comprehensive income                                                                                          4,418

CASH DIVIDENDS DECLARED ($0.70 PER SHARE)                                                      (1,867)                   (1,867)
                                                               --------  --------   -------  --------   -------------   -------

BALANCE -- December 31, 2004                                   $  2,000  $ (7,000)  $ 2,000  $ 33,311   $         467   $30,778
                                                               ========  ========   =======  ========   =============   =======

See notes to consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS)

                                                                                             2004          2003         2002
                                                                                          -----------   -----------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                             $     4,607   $     3,791   $   4,772
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                                               549           840         890
      Provision for loan losses                                                                   676         2,907         436
      Gain on sale of mortgage loans                                                             (227)         (161)       (134)
      Proceeds from sale of mortgage loans                                                     19,261        12,354       8,755
      Mortgage loans originated for sale                                                      (19,034)      (12,193)     (8,621)
      Deferred federal income taxes                                                                81           (63)       (129)
      Changes in assets and liabilities:
         Accrued interest receivable                                                              433           (24)       (131)
         Other assets                                                                          (1,076)         (576)        (99)
         Accrued interest, taxes and other liabilities                                          1,052          (405)        (58)
                                                                                          -----------   -----------   ---------

            Net cash provided by operating activities                                           6,322         6,470       5,681
                                                                                          -----------   -----------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales and maturities of securities available for sale                         12,951        12,027      16,259
   Purchases of securities available for sale                                                 (11,841)       (5,389)    (17,663)
   Purchases of FHLB stock                                                                       (300)          (82)        (91)
   Net increase in loans                                                                       (6,575)      (42,935)    (24,833)
   Capital expenditures                                                                          (289)         (212)       (665)
                                                                                          -----------   -----------   ---------

            Net cash used in investing activities                                              (6,054)      (36,591)    (26,993)
                                                                                          -----------   -----------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in deposits                                                                    17,399         7,716         108
   Net (decrease) increase in repurchase agreements                                               160          (581)      1,941
   Proceeds from FHLB borrowings                                                                             27,250      10,000
   Payments on FHLB borrowings                                                                 (3,786)       (1,014)     (1,523)
   Stock repurchase payments                                                                   (5,845)       (1,155)
   Dividends paid                                                                              (1,867)       (1,902)     (1,800)
                                                                                          -----------   -----------   ---------

            Net cash provided by financing activities                                           6,061        30,314       8,726
                                                                                          -----------   -----------   ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            6,329           193     (12,586)

CASH AND CASH EQUIVALENTS:
   Beginning of year                                                                           22,395        22,202      34,788
                                                                                          -----------   -----------   ---------

   End of year                                                                            $    28,724   $    22,395   $  22,202
                                                                                          ===========   ===========   =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for federal income taxes                                     $     1,160   $     1,850   $   2,351
                                                                                          ===========   ===========   =========

   Cash paid during the year for interest                                                 $     6,918   $     6,779   $   7,738
                                                                                          ===========   ===========   =========

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITY --
   At December 31, 2003, in connection with the Redemption Agreement to purchase treasury stock, the Corporation recorded $5,845 in other liabilities.

See notes to consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.    SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

      The accounting and reporting policies of Merchants Bancorp, Inc. (the "Corporation") conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The significant estimates used by management include the allowance for loan losses, fair value of financial instruments, and pension obligations.

      DESCRIPTION OF BUSINESS -- The Corporation is a bank holding company whose subsidiary, the Merchants National Bank (the "Bank"), provides a full range of banking services. Substantially all assets, liabilities, revenues, and expenses are related to banking operations, including lending, investing of funds, and obtaining of deposits and other financing. All of the Corporation's business offices and majority of its business activities are located in the Ohio Counties of Fayette, Highland, and Madison. The Corporation manages its business as one operating segment and reportable unit -- community banking.

      The following is a summary of the Corporation's significant accounting policies:

      PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Merchants Bancorp, Inc. and its wholly-owned subsidiary, the Merchants National Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

      CASH AND DUE FROM BANKS -- The Corporation was required to maintain funds with the Federal Reserve Bank in accordance with regulatory reserve requirements of approximately $3,320,000 and $3,393,000 at December 31, 2004 and 2003, respectively.

      INVESTMENT SECURITIES -- Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires securities to be classified as held to maturity, available for sale or trading. Only those securities classified as held to maturity, which the Corporation intends and has the ability to hold until maturity, are reported at amortized cost. Available for sale and trading securities are reported at fair value with unrealized gains and losses included in shareholders' equity or income net of related income taxes, respectively. All of the Corporation's investment securities are classified as available for sale at December 31, 2004 and 2003.

      Amortization of premiums and accretion of discounts are recorded as interest income using methods which approximate a level yield over the period to maturity. Gains and losses realized on sales of securities are computed using the adjusted cost of the specific securities sold.

      LOANS -- Loans are reported at the carrying value of unpaid principal reduced by unearned interest, net of deferred loan origination fees and an allowance for loan losses. Loan origination costs and fees on certain loans are deferred and the net amount is amortized as an adjustment of the related loan's yield over the estimated life of the loan.

      Income is recorded on the effective yield basis. Interest accrual is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Any loan greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain.

      A loan is considered impaired when it is probable the Corporation will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the loan's observable market price or the estimated fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

      The allowance for loan losses is established through a provision for loan losses charged to operating expense. Loan losses are charged against the allowance when management believes the loans are uncollectible. Subsequent recoveries, if any, are credited to the allowance.

      The Corporation maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Corporation's methodology for assessing the appropriate allowance level consists of several key elements, as described below.

      Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and available legal options. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, Accounting by Creditors for Impairment of a Loan. As mentioned above, specific reserves for impaired loans are measured based on the fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a specific reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

      Homogenous loans, such as consumer installment and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Expected net charge offs are based on the charge off history of each loan category. In 2004, the average charge off history for the two most recent years was utilized to compute the allowance for loan loss reserves. In the previous years the average of the five previous years was used for this calculation. Management believes that this refinement results in a calculation that more fully considers recent trends in losses and economic conditions.

      Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Corporation's internal credit review function.

      A portion of the allowance is not allocated to any particular loan type and is maintained in recognition of the inherent inability to precisely determine the loss potential in any particular loan or pool of loans. Among the factors used by management in determining the unallocated portion of the allowance are current economic conditions, trends in the Corporation's loan portfolio delinquency, losses and recoveries, level of underperforming and nonperforming loans, and concentrations of loans in any one industry.

      The Corporation has not substantively changed its overall approach in the determination of the allowance for loan losses. Excluding the refinement from a five year to a two year trend in the calculation of the allowance for loan loss for homogeneous loans as described above, there have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the current year allowance.

      BANK PREMISES AND EQUIPMENT -- Bank premises and equipment are stated at cost, less accumulated depreciation computed using the straight-line method over their estimated useful lives, which range from five to twenty-five years.

      NONMARKETABLE SECURITIES -- The Corporation's investments in the Federal Home Loan Bank and Federal Reserve Bank are carried at cost and included in other assets. The Corporation owned Federal Home Loan Bank and Federal Reserve Bank stock totaling $2,529,000 and $2,229,800 as of December 31, 2004 and 2003, respectively.

      OTHER REAL ESTATE OWNED -- Real estate assets acquired through foreclosure are recorded at the lower of the recorded loan balance or fair value. Other real estate owned at December 31, 2004 and 2003 was $1,040,000 and $357,500, respectively, and is included in other assets.

      REVENUE RECOGNITION -- Interest income on loans is based on the principal balance outstanding.

      TREASURY STOCK -- On August 28, 2003, the Corporation entered into a stock redemption agreement with three shareholders for the purchase of 333,350 shares. Under the agreement, 55,000 shares were purchased for $1,155,000 and occurred on September 5, 2003. The second settlement for the remaining 278,350 shares occurred on January 5, 2004 for $5,845,350 and was recorded in other liabilities on the December 31, 2003 financial statements. The total value of the transaction was $7,000,350.

      INCOME TAXES -- Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes.

      EARNINGS PER SHARE -- Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year. For the year ended 2004, the Corporation had 2,666,650 shares outstanding. For the year ended 2003, the Corporation had 2,945,000 shares outstanding. For the year ended 2002, the Corporation had 3,000,000 shares outstanding. There were no common stock equivalents outstanding during the respective periods.

      STATEMENTS OF CASH FLOWS -- Cash and cash equivalents is defined to include cash on-hand, noninterest and interest-bearing amounts due from other banks and federal funds sold. Generally, federal funds are sold for one day periods. The Corporation reports cash flow on a net basis for customer loan transactions and deposit transactions.

      RECENT ACCOUNTING PRONOUNCEMENTS -- In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers' Disclosure about Pension and Other Postretirement Benefits. This Statement expands upon the existing disclosure requirements as prescribed under the original SFAS No. 132 by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. SFAS No. 132 (Revised) also requires companies to disclose various elements of pension and postretirement benefit costs in interim period financial statements beginning after December 15, 2003. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The Corporation adopted this Standard and all its required disclosures are included in Note 9.

      In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. This Interpretation clarifies the application of ARB No. 51, Consolidated Financial Statements, for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. This Interpretation requires variable interest entities ("VIE's") to be consolidated by the primary beneficiary which represents the enterprise that will absorb the majority of the VIE's expected losses if they occur, receive a majority of the VIE's residual returns if they occur, or both. Qualifying Special Purpose Entities ("QSPE") are exempt from the consolidation requirements of FIN
      46. This Interpretation was effective for VIE's created after January 31, 2003 and for VIE's in which an enterprise obtains an interest after that date. In December 2003, the FASB issued Staff Interpretation No. 46R ("FIN 46R"), Consolidation of Variable Interest Entities -- an interpretation of ARB 51 (revised December 2003), which replaces FIN 46. FIN 46R was primarily issued to clarify the required accounting for interests in VIE's. Additionally, this Interpretation exempts certain entities from its requirements and provides for special effective dates for enterprises that have fully or partially applied FIN 46 as of December 24, 2003. Application of FIN 46R is required in financial statements of public enterprises that have interests in structures that are commonly referred to as special-purpose entities, or SPE's, for periods ending after December 15, 2003. Application by public enterprises, other than small business issuers, for all other types of VIE's (i.e., non-SPE's) is required in financial statements for periods ending after March 15, 2004, with earlier adoption permitted. The Corporation does not have any variable interest entities. Management has determined that adoption of this Interpretation will not have a material impact on the Corporation's financial statements.

      In March 2004, the Securities and Exchange Commission staff released Staff Accounting Bulletin ("SAB") No. 105, Application of Accounting Principles to Loan Commitments. This SAB disallows the inclusion of expected future cash flows related to the servicing of a loan in the determination of the fair value of a loan commitment. Further, no other internally developed intangible asset should be recorded as part of the loan commitment derivative. Recognition of intangible assets would only be appropriate in a third-party transaction, such as a purchase of a loan commitment or in a business combination. The SAB is effective for all loan commitments entered into after March 31, 2004, but does not require retroactive adoption for loan commitments entered into, on or before March 31, 2004. Adoption of this SAB did not have a material effect on the Corporation's Consolidated Financial Statements.

      In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The EITF reached a consensus on an other-than temporary impairment model for debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and cost method investments. The basic model developed to evaluate whether an investment within the scope of Issue 03-1 is other-than temporarily impaired involves a three-step process including, determining whether an investment is impaired (fair value less than cost), evaluating whether the impairment is other-than-temporary and, if other-than-temporary, requiring recognition of an impairment loss equal to the difference between the investment's cost and its fair value. In September 2004, the FASB issued Staff Position ("FSP") No. EITF 03-01-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-01. This FSP delays the effective date of the measurement and recognition guidance contained in paragraphs 10-20 of Issue 03-01. The amount of any other-than-temporary impairment that may need to be recognized in the future will be dependent on market conditions, the occurrence of certain events or changes in circumstances relative to an investee, the Corporation's intent and ability to hold the impaired investments at the time of valuation and measurement and recognition guidance defined in a future FSP issuance.

      In May 2004, FASB issued FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This FSP provides guidance on accounting for the effects of the Medicare prescription drug legislation by employers whose prescriptions drug benefits are actuarially equivalent to the drug benefit under Medicare Part D, and the subsidy is expected to offset or reduce the Corporation's costs for prescription drug coverage. The FSP is effective for the first interim period beginning after June 15, 2004. The FSP also provides guidance for disclosures concerning the effect of the subsidy for employers when the employer has not yet determined actuarial equivalency. The adoption of this FSP did not have a material impact on the Corporation's financial condition or results of operations.

      In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment. This Statement requires measurement of the costs of employee services received in exchange received in for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the vesting period. This Statement is effective for financial statements as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Corporation does not anticipate this Statement will have a material effect on the consolidated financial statements.

      In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer. SOP 03-3 addresses the accounting for acquired loans that show evidence of having deteriorated in terms of credit quality since their origination (i.e. impaired loans). SOP 03-3 prohibits the carryover of an allowance for loan loss on certain acquired loans as credit losses are considered in the future cash flows assessment. SOP 03-3 is effective for loans that are acquired in fiscal years beginning after December 15, 2004. The Corporation does not anticipate this Statement will have a material effect on the consolidated financial statements.

2.    SECURITIES

      The following tables provide information related to securities available for sale as of December 31, (in thousands):

                                                                                  2004
                                                               -------------------------------------------
                                                               AMORTIZED  UNREALIZED  UNREALIZED    FAIR
                                                                 COST       GAINS       LOSSES      VALUE
                                                               ---------  ----------  ----------   -------
United States Government and agency
      obligations                                              $   6,494  $       29  $      (11)  $ 6,512
Obligations of states and political subdivisions                  17,454         837          (3)   18,288
Mortgage-backed securities                                         7,037         163         (21)    7,179
                                                               ---------  ----------  ----------   -------

Total                                                          $  30,985  $    1,029  $      (35)  $31,979
                                                               =========  ==========  ==========   =======

                                                                                  2003
                                                               -------------------------------------------
                                                               AMORTIZED  UNREALIZED  UNREALIZED    FAIR
                                                                 COST        GAINS      LOSSES      VALUE
                                                               ---------  ----------  ----------   -------
United States Government and agency
      obligations                                              $   4,532  $       21  $        -   $ 4,553
Obligations of states and political subdivisions                  19,749         955          (4)   20,700
Mortgage-backed securities                                         7,554         286          (8)    7,832
                                                               ---------  ----------  ----------   -------

Total                                                          $  31,835  $    1,262  $      (12)  $33,085
                                                               =========  ==========  ==========   =======

      The unrealized losses at December 31, 2004 and 2003 are primarily related to fluctuations in market interest rates. The Corporation believes the price movements in these securities are dependent upon the movement in market interest rates particularly given the negligible inherent credit risk for these securities.

      The book value and approximate fair value of securities at December 31, 2004 by contractual maturity, are shown below (in thousands). Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations.

                                                      AMORTIZED    FAIR
                                                        COST       VALUE
                                                      ---------   -------
Less than 1 year                                      $   1,311   $ 1,306
1 to 5 years                                              4,217     4,240
6 to 10 years                                             1,663     1,705
Over 10 years                                            16,757    17,549
Mortgage-backed securities                                7,037     7,179
                                                      ---------   -------

Total                                                 $  30,985   $31,979
                                                      =========   =======

      Management reviews the securities portfolio on a quarterly basis to determine whether any securities have been impaired. As of December 31, 2004 and 2003, the securities portfolio did not include any securities with other-than-temporary impairments.

      The Corporation did not sell any securities in 2004 or 2003.

      At December 31, 2004 and 2003, securities with carrying amount of approximately $28,382,000 and $23,105,000, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

3.    LOANS

      Loans at December 31, 2004 and 2003 were as follows (in thousands):

                                                        2004          2003
                                                     ----------    ----------
Commercial real estate                               $   64,460    $   60,833
Commercial and industrial                                26,350        25,165
Agricultural                                             39,970        40,362
Residential real estate                                 136,165       131,656
Installment                                              25,080        27,827
Other                                                     2,585         2,781
                                                     ----------    ----------

        Total                                           294,610       288,624

Less allowance for loan losses                           (2,519)       (2,432)
                                                     ----------    ----------

                                                     $  292,091    $  286,192
                                                     ==========    ==========

      At December 31, 2004 and 2003, the recorded investment in loans considered to be impaired was approximately $8,547,000 and $6,123,000, of which $728,000 and $1,462,000 were on a nonaccrual basis, respectively. Specific reserves for credit losses allocated to these loans were $1,030,000 and $910,000 at December 31, 2004 and 2003, respectively. The average investment in impaired loans for 2004, 2003, and 2002 was $8,273,000, $5,276,000, and $2,132,000, respectively. Interest income recognized from cash payments on impaired loans was $40,000, $4,000 and $11,000 for 2004, 2003, and 2002, respectively.

      Total loans serviced by the Bank for the benefit of others at December 31, 2004 and 2003 were approximately $14,988,000 and $7,234,000, respectively.

4.    ALLOWANCE FOR LOAN LOSSES

      Activity in the allowance for loan losses was as follows (in thousands):

                                                      2004       2003       2002
                                                     -------    -------    -------
Balance -- January 1                                 $ 2,432    $ 2,106    $ 1,960
        Provision for loan losses                        676      2,907        436
        Loans charged-off                               (653)    (2,609)      (356)
        Recoveries of loans previously charged-off        64         28         66
                                                     -------    -------    -------

Balance -- December 31                               $ 2,519    $ 2,432    $ 2,106
                                                     =======    =======    =======

5.    BANK PREMISES AND EQUIPMENT

      Bank premises and equipment at December 31, 2004 and 2003 consisted of the following (in thousands):

                                                       2004        2003
                                                     --------    --------
Land                                                 $    735    $    735
Buildings and improvements                              4,273       4,240
Furniture and equipment                                 4,026       3,847
                                                     --------    --------

        Total                                           9,034       8,822

Less accumulated depreciation                          (5,411)     (4,978)
                                                     --------    --------

Bank premises and equipment -- net                   $  3,623    $  3,844
                                                     ========    ========

      Depreciation expense was $510,000, $717,000, and $659,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

6.    DEPOSITS

      Major classifications of deposits are categorized as follows (in thousands):

                                                       2004       2003
                                                     --------   --------
Noninterest-bearing deposits                         $ 34,834   $ 31,693
Savings and interest checking                         109,879    108,455
Certificates of deposits > $100,000                    34,294     29,799
Other time deposits                                   108,824    100,485
                                                     --------   --------

Total                                                $287,831   $270,432
                                                     ========   ========

      Maturities of certificates of deposit for each of the next five years are as follows (in thousands):

                                                      AMOUNT
                                                     --------
2005                                                 $ 92,318
2006                                                   21,821
2007                                                   17,049
2008                                                      322
2009                                                    7,510
                                                     --------

Total                                                $139,020
                                                     ========

7.    FHLB BORROWINGS

      All stock in the Federal Home Loan Bank ("FHLB") with a carrying value of $2,230,000 and first mortgage residential loans with an unpaid principal balance of $69,417,797, which equals at least 135% of the amount borrowed, are pledged as collateral on FHLB borrowings. Maturities and interest rates at December 31, 2004 are as follows (in thousands):

                                                       INTEREST
MATURITY YEAR                                            RATE              AMOUNT
-------------                                        ------------        ---------
2008                                                 4.78% - 5.39%       $   4,000
2010                                                         6.26%           3,000
2011                                                         5.23%              87
2012                                                        4.64 %          10,000
2013                                                   2.82%-3.13%           1,924
2018                                                   2.83%-4.04%           8,099
2023                                                   3.02%-4.24%          12,810
                                                                         ---------

   Total                                                                 $  39,920
                                                                         =========

      At December 31, 2004, the Company had outstanding, $39,920,000 of total borrowings from the FHLB with a weighted average rate of 4.12%. Borrowings of $7 million consist of three fixed-rate notes with maturities in 2008 and 2010. At the option of the FHLB, these notes can be converted at certain dates to instruments that adjust quarterly at the three-month LIBOR rate. The note amount and nearest optional conversion dates at December 31, 2004, are $1 million in January 2005, $3 million in March 2005; and $3 million in March 2005 if the three month LIBOR reaches 8%. Additionally, the Company utilized a borrowing of $10 million, due in 2012, with a rate that can adjust quarterly if the three-month LIBOR reaches 7.75%. Principal payments on FHLB borrowings are as follows:
      $3,518,000 in 2005, $2,929,000 in 2006, $2,568,000 in 2007, $6,248,000 in
      2008, and $24,657,000 in 2009 and thereafter.

      In addition to the FHLB borrowings, the Corporation has an outstanding standby letter of credit available with the FHLB totaling $11,500,000 at December 31, 2004.

8.    FEDERAL INCOME TAXES

      The provision for federal income taxes consisted of the following (in thousands):

                                       2004       2003      2002
                                      -------   -------   -------
Current                               $ 1,861   $ 1,545   $ 2,292
Deferred                                   81       (63)     (129)
                                      -------   -------   -------

Total                                 $ 1,942   $ 1,482   $ 2,163
                                      =======   =======   =======

      A reconciliation of the Corporation's statutory income tax rate to the effective rate at December 31 follows:

                                                 2004    2003    2002
                                                 ----    ----    ----
Statutory tax rate                               34.0%   34.0%   34.0%
Decrease from tax-exempt interest                (5.0)   (6.6)   (4.1)
Other -- net                                      0.6     0.7     1.3
                                                 ----    ----    ----

Effective tax rate                               29.6%   28.1%   31.2%
                                                 ====    ====    ====

      Deferred income taxes are provided for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (primarily the allowance for loan losses and unrealized gains/losses on securities available for sale).

      The tax effects of significant items comprising the Corporation's deferred tax assets (liabilities) at December 31, are as follows (in thousands):

                                                      2004     2003
                                                     ------   ------
Unrealized gains on securities available for sale    $ (338)  $ (425)
Allowance for loan losses                               583      573
Other -- net                                             33      114
                                                     ------   ------

Net deferred tax asset                               $  278   $  262
                                                     ======   ======

9.    EMPLOYEE BENEFIT PLANS

      The Corporation provides defined pension benefits to substantially all eligible employees. Benefits are based on years of service and earnings in the highest five consecutive calendar years preceding retirement or a monthly amount if employed less than five years. The Plan is funded in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

      The Plan assumptions are evaluated annually and are updated as necessary. The discount rate assumption reflects the yield of a portfolio of high quality fixed-income instruments that have a similar duration to the Plan's liabilities. The expected long-term rate of return assumption reflects the average return expected on the assets invested to provide for the Plan's liabilities. In determining the expected long-term rate of return assumption, the Corporation evaluated actuarial and economic inputs, including long-term inflation rate assumptions and broad equity and bond indices long-term return projections, as well as actual long-term historical Plan performance.

      The details of net periodic pension cost included in personnel expense in the accompanying consolidated statements of income for the years ended December 31, 2004, 2003 and 2002 (the measurement date of the Plan) are as follows (in thousands):

                                                          2004         2003         2002
                                                          -----        -----        -----
Economic assumptions:
   For disclosure:
     Discount rate                                          5.9%         6.0%         6.5%
     Return on assets                                       7.5          7.5          7.5
     Salary increases                                       3.5          4.0          4.0

   For measuring net periodic pension cost:
     Discount rate                                          6.0%         6.5%         7.5%
     Return on assets                                       7.5          7.5          7.5
     Salary increases                                       3.5          4.0          4.0

Service cost                                              $ 173        $ 146        $ 111
Interest cost on projected benefit obligation               139          125          100
Expected return on plan assets                             (102)         (61)         (73)
Net amortization and deferral                                38           44            7
                                                          -----        -----        -----

Net periodic pension cost                                 $ 248        $ 254        $ 145
                                                          =====        =====        =====

      A summary of the Plan's funded status at December 31 is as follows (in thousands):

                                                                                            2004          2003
                                                                                          --------       -------
Changes in benefit obligations:
   Projected benefit obligation at beginning of year                                      $  2,406       $ 1,883
   Service cost                                                                                173           146
   Interest cost                                                                               139           125
   Actuarial (gain) loss                                                                       (32)          272
   Benefits paid during year                                                                   (11)          (20)
                                                                                          --------       -------

Projected benefit obligation at end of year                                               $  2,675       $ 2,406
                                                                                          ========       =======

Change in Plan assets:
   Fair value of Plan assets at beginning of year                                         $  1,364       $   986
   Actual return on assets                                                                     131           199
   Employer contributions                                                                      199           199
   Benefits paid                                                                               (11)          (20)
                                                                                          --------       -------

Fair value of Plan assets at end of year                                                  $  1,683       $ 1,364
                                                                                          ========       =======

Funded status -- underfunded                                                              $    992       $ 1,042
Unrecognized transition obligation                                                              12            14
Unrecognized prior service cost                                                                 12            14
Minimum pension liability                                                                       29            91
Unrecognized net gain (loss)                                                                  (892)         (995)
                                                                                          --------       -------

Accrued pension cost                                                                      $    153       $   166
                                                                                          ========       =======

      The above accrued pension cost is included in "Accrued interest, taxes and other liabilities" in the accompanying consolidated balance sheets. Unrecognized prior service cost and net gain (loss) is amortized over the average future service lives of plan participants (18 years).

      For the Corporation's defined benefit plan, with an accumulated benefit obligation exceeding assets, the total projected benefit obligation, accumulated benefit obligation and fair value of plan assets were approximately $2,675,000, $1,837,000, and $1,683,000 respectively as of December 31, 2004, and $2,406,000, $1,530,000, and $1,364,000,
      respectively as of December 31, 2003. At December 31, 2004 and 2003, an additional minimum pension liability was recorded as a reduction to shareholders' equity in an amount of $29,000, net of $10,000 of tax benefit and $91,000, net of $31,000 of tax benefit, respectively.

      The Plan assets consist primarily of equity and debt securities and money market funds. The following table provides the Corporation's weighted-average asset allocations by asset category for 2004 and 2003.


                            WEIGHTED-AVERAGE
                            ASSET ALLOCATION
                            ----------------
                            2004        2003
                            ----        ----
Equity Securities             70%         72%
Debt Securities               20           3
Money Market Funds            10          25
                            ----        ----
Total                        100%        100%
                            ====        ====

      The Corporation's policy for the investment of Plan assets is to employ investment strategies that are derived based on current and expected market conditions. Generally, the overall weighted-average target asset allocation is 70% to 90% in debt and equity securities and up to 30% in cash.

      Based on the actuarial assumptions, the Corporation expects to make a $162,000 cash contribution to the Plan in 2005. Estimated pension benefit payments, which reflects expected future service, for fiscal years 2005 through 2014 are as follows:


YEARS ENDING DECEMBER 31, (IN THOUSANDS)
----------------------------------------
2005                                         $ 11
2006                                           61
2007                                          117
2008                                           95
2009                                          111
2010-2014                                     783

      The Corporation has entered into supplemental deferred compensation agreements with certain executives of the Corporation under an Executive Investment Plan. Total expense related to this plan was approximately $69,000, $69,000, and $25,000 in 2004, 2003, and 2002, respectively. As of
      December 31, 2004 and 2003, the amounts payable under this plan were approximately $325,000 and $257,000, respectively.

      The Corporation maintains a Director's Deferred Compensation Plan for members of the Board of Directors. The purpose of the Plan is to permit designated members of the Board of Directors to defer amounts equal to the amounts received as compensation from services rendered as a Corporation Director. As of December 31, 2004 and 2003, the amounts payable under this plan were approximately $306,000 and $238,000, respectively.

      The Corporation has a defined contribution 401(k) plan covering substantially all eligible employees. The Corporation made contributions of $35,000, $38,000 and $36,000 for 2004, 2003 and 2002, respectively.

10. COMMITMENTS AND CONTINGENT LIABILITIES

      In the normal course of business, the Corporation has outstanding various financial instruments with off-balance sheet risk, such as commitments to extend credit and commercial and standby letters of credit. At December 31, 2004 and 2003, the Corporation had approximately $26,250,000 and $24,508,000, respectively, of commitments to extend credit. Commercial and standby letters of credit with customers were $71,000 and $0 at December 31, 2004 and 2003, respectively.

      Commitments to extend credit are agreements to lend. Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The Corporation's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount. No material losses or liquidity demands are anticipated as a result of these commitments.

      The Corporation evaluates each customer's creditworthiness on a case-by-case basis in accordance with the Corporation's credit policies. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based upon management's credit evaluation of the customer. Collateral held varies, but may include business assets of commercial borrowers as well as personal property and real estate of individual borrowers or guarantors.

      The Corporation grants agribusiness, commercial, residential and installment loans to customers in the surrounding areas of its offices in Hillsboro, Greenfield, London, and Washington Court House, Ohio. Although the Bank has a diversified loan portfolio, the borrower's ability to honor their commitments are affected by the regional economy. As of December 31, 2004 and 2003, the Corporation had outstanding approximately $39,970,000 and $40,362,000, respectively, in loans for agriculture purposes, or secured by agricultural properties.

11. RELATED PARTY TRANSACTIONS

      At December 31, 2004 and 2003, certain directors, executive officers and/or companies in which these individuals had a ten percent or more beneficial ownership were indebted to the Corporation in the aggregate amounts of approximately $1,598,000 and $1,784,000, respectively. A rollforward of the related party activity follows (in thousands):

                            2004       2003
                           -------    -------
Balance--January 1,        $ 1,784    $ 1,282
  Originations                 443        792
  Payments                    (629)      (290)
                           -------    -------
Balance--December 31,      $ 1,598    $ 1,784
                           =======    =======

12.   FAIR VALUES OF FINANCIAL INSTRUMENTS

      The estimated fair value of financial instruments is as follows (in thousands):

                                            DECEMBER 31, 2004       DECEMBER 31, 2003
                                          ----------------------  ----------------------
                                           CARRYING      FAIR      CARRYING      FAIR
                                            VALUE       VALUE       VALUE       VALUE
                                          ----------  ----------  ----------  ----------
Cash and cash equivalents                 $   28,724  $   28,724  $   22,395  $   22,395
Securities available for sale                 31,979      31,979      33,085      33,085
Federal Reserve Bank and
 FHLB Stock                                    2,530       2,530       2,230       2,230
Loans--net                                   292,091     295,940     286,192     287,209
Deposits:
 Demand deposits                              34,834      34,834      31,693      31,693
 Savings deposits                            109,879     109,879     108,455     108,455
 Certificates and other time deposits        143,118     143,740     130,284     130,517
FHLB borrowings and federal funds             39,920      39,590      43,706      41,492
Repurchase agreements                          2,944       2,944       2,784       2,784
Loan commitments and letters of credit                    26,250                  24,508

      The estimated fair value amounts are determined by the Corporation, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

      CASH AND CASH EQUIVALENTS, FEDERAL RESERVE BANK AND FHLB STOCK -- The carrying amounts of these items are a reasonable estimate of their fair value.

      SECURITIES AVAILABLE FOR SALE -- Fair values are based on quoted market prices and dealer quotes.

      LOANS RECEIVABLE -- The fair value of loans receivable is estimated by discounting future cash flows at market rates for loans of similar terms and maturities, taking into consideration repricing characteristics and prepayment risk.

      DEPOSITS -- The fair value of demand deposits and savings deposits is the amount payable on demand at the reporting date. The fair value of fixed-rate certificates of deposits is estimated by discounting the future cash flows using rates offered on the reporting date for deposits of similar remaining maturities.

      REPURCHASE AGREEMENTS -- The carrying amounts of these items are a reasonable estimate of their fair value.

      FHLB BORROWINGS -- The fair value of FHLB borrowings is estimated by discounting the future cash flows using rates offered on the reporting date for borrowings of similar remaining maturities.

      COMMITMENTS -- The estimated fair value of commitments to originate fixed-rate loans is determined based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. Based on the analysis, the estimated fair value of such commitments is a reasonable estimate of the loan commitments at par.

      The fair value estimates presented herein are based on information available to management as of December 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

13.   REGULATORY MATTERS

      The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporations' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below, in thousands) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Corporation meets all capital adequacy requirements to which it is subject.

      As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' categories.

                                                                                           TO BE WELL
                                                                                        CAPITALIZED UNDER
                                                                FOR CAPITAL             PROMPT CORRECTIVE
                                         ACTUAL               ADEQUACY PURPOSE          ACTION PROVISIONS
                                 ----------------------    ----------------------    ----------------------
                                  AMOUNT        RATIO       AMOUNT        RATIO       AMOUNT        RATIO
                                 ---------    ---------    ---------    ---------    ---------    ---------
                                  (000's)                   (000's)                   (000's)
As of December 31, 2004:
 Total risk-based capital
  (to risk-weighted assets):
  Consolidated                   $  32,829       12.3%     $  21,354        8%             N/A
  Bank                           $  32,268       12.1%     $  21,266        8%       $  26,582       10%
 Tier 1 risk-based capital
  (to risk-weighted assets):
  Consolidated                   $  30,311       11.4%     $  10,677        4%             N/A
  Bank                           $  29,749       11.2%     $  10,633        4%       $  15,950        6%
 Tier 1 leverage capital
  (to adjusted total assets):
  Consolidated                   $  30,311        8.3%     $  14,685        4%             N/A
  Bank                           $  29,749        8.2%     $  14,594        4%       $  18,243        5%

As of December 31, 2003:
 Total risk-based capital
  (to risk-weighted assets):
  Consolidated                   $  30,004       11.4%     $  21,075        8%             N/A
  Bank                           $  30,542       11.8%     $  20,790        8%       $  25,988       10%
 Tier 1 risk-based capital
  (to risk-weighted assets):
  Consolidated                   $  27,571       10.5%     $  10,537        4%             N/A
  Bank                           $  20,109        7.7%     $  10,395        4%       $  15,593        6%
 Tier 1 leverage capital
  (to adjusted total assets):
  Consolidated                   $  27,571        7.7%     $  14,240        4%             N/A
  Bank                           $  20,109        5.8%     $  14,001        4%       $  17,501        5%

      DIVIDEND RESTRICTIONS -- National banking laws restrict the maximum amount of dividends that a bank may pay in any calendar year. Dividends are limited to the Bank's retained profits (as defined by the Office of the Comptroller of the Currency) for that year and the two preceding years. During 2002 and as a result of tax planning efforts, the Bank made a special dividend totaling $8,000,000 to the Corporation. As a result, the Bank exceeded the amount of retained earnings available for cash dividends and must obtain approval from the Office of the Comptroller of the Currency for additional future dividends. The Bank received authorization from the Office of the Comptroller of the Currency for the 2003 and the June 2004 dividend payments to the Corporation for the purpose of paying a dividend to the shareholders of the Corporation. The December 2004 dividend paid to the shareholders of the Corporation was paid directly from the bank holding company. Therefore, the Bank was not required to obtain approval from the Office of the Comptroller of the Currency before paying the December 2004 dividends.

14.   PARENT COMPANY FINANCIAL STATEMENTS

      Condensed balance sheets (in thousands):

                                                    2004          2003
                                                 ----------    ----------
ASSETS:
 Due from banks                                  $       95    $      970
 Securities available for sale                                      2,631
 Loans--net                                           1,082         1,986
 Subordinated note receivable from subsidiary                       8,000
 Other assets                                            16           444
 Investment in subsidiary                            30,217        20,688
                                                 ----------    ----------
TOTAL                                            $   31,410    $   34,719
                                                 ==========    ==========
LIABILITIES:
 Treasury stock payable                                        $    5,845
 Other liabilities                               $      632           647
                                                 ----------    ----------
  Total liabilities                                     632         6,492
                                                 ----------    ----------
SHAREHOLDERS' EQUITY                                 30,778        28,227
                                                 ----------    ----------
TOTAL                                            $   31,410    $   34,719
                                                 ==========    ==========

      Condensed statements of income for the year ended December 31 (in thousands):

                                                        2004        2003        2002
                                                      --------    --------    --------
INCOME:
 Dividends from subsidiary bank                       $    907    $  1,902    $  1,800
 Other income                                              136          59         265
                                                      --------    --------    --------
     Total income                                        1,043       1,961       2,065
                                                      --------    --------    --------
EXPENSES--Other expenses                                    52                      19
                                                      --------    --------    --------
INCOME BEFORE INCOME TAXES                                 991       1,961       2,046
                                                      --------    --------    --------
 Income tax expense                                         24          17          78
                                                      --------    --------    --------
 Income before equity in undistributed income
  of bank subsidiary                                       967       1,944       1,968
                                                      --------    --------    --------
 Equity in undistributed income of bank subsidiary       3,640       1,847       2,804
                                                      --------    --------    --------
NET INCOME                                            $  4,607    $  3,791    $  4,772
                                                      ========    ========    ========

      Condensed statements of cash flows for the year ended December 31 (in thousands):

                                                            2004          2003           2002
                                                          ---------     ---------     ---------
Cash flows from operating activities:
 Net income                                               $   4,607     $   3,791     $   4,772
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Equity in undistributed earnings of subsidiary             (3,640)       (1,847)       (2,804)
  Change in other assets and liabilities--net                   452           250           108
                                                          ---------     ---------     ---------
   Net cash provided by operating activities                  1,419         2,194         2,076
                                                          ---------     ---------     ---------
Cash flows from investing activities:
 Change in securities--net                                    2,514         1,365           577
 Change in loans--net                                         8,904           180        (1,514)
                                                          ---------     ---------     ---------
   Net cash (used in) provided by investing activities       11,418         1,545          (937)
                                                          ---------     ---------     ---------
Cash flows from financing activities:
 Stock repurchase                                            (5,845)       (1,155)
 Investment in subsidiary                                    (6,000)
 Dividends paid                                              (1,867)       (1,902)       (1,800)
                                                          ---------     ---------     ---------
   Net cash used in financing activities                    (13,712)       (3,057)       (1,800)
                                                          ---------     ---------     ---------
Net (decrease) increase in cash and cash equivalents           (875)          682          (661)
                                                          ---------     ---------     ---------
Cash and cash equivalents--beginning of year                    970           288           949
                                                          ---------     ---------     ---------
Cash and cash equivalents--end of year                    $      95     $     970     $     288
                                                          =========     =========     =========

                                     ******

                                   APPENDIX G

                             MERCHANTS BANCORP, INC.
        QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2005

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the quarterly period ended September 30, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ___________ to __________

                         COMMISSION FILE NUMBER: 0-49771

                             MERCHANTS BANCORP, INC.
             (Exact name of registrant as specified in its charter)

                  Ohio                                   31-1467303
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

 100 North High Street, Hillsboro, Ohio                     45133
(Address of principal executive offices)                 (Zip Code)

                                 (937) 393-1993
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act.)

Yes [ ] No [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

        Common stock - 2,666,650 shares outstanding at November 14, 2005

                         PART I - FINANCIAL INFORMATION

ITEM 1. CONDENSED FINANCIAL STATEMENTS

The accompanying information has not been audited by a registered independent public accounting firm; however, in the opinion of management such information reflects all adjustments necessary for a fair presentation of the results for the interim period. All such adjustments are of a normal and recurring nature.

The accompanying financial statements are presented in accordance with the requirements of Form 10-Q and consequently do not include all of the disclosures normally required by accounting principles generally accepted in the United States of America or those made in the Registrant's Form 10-K. Accordingly, the reader of the Form 10-Q should refer to the Registrant's Form 10-K for the year ended December 31, 2004 for further information in this regard.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005 AND DECEMBER 31, 2004 (IN THOUSANDS EXCEPT SHARE DATA)

                                                               SEPTEMBER 30,   DECEMBER 31,
                                                                    2005           2004
                                                               -------------   ------------
                                                                (UNAUDITED)
ASSETS
CASH AND CASH EQUIVALENTS:
   Cash and due from banks                                       $ 10,216        $ 12,499
   Federal funds sold                                              12,875          16,225
                                                                 --------        --------
      Total cash and cash equivalents                              23,091          28,724
                                                                 --------        --------
SECURITIES AVAILABLE FOR SALE
   (amortized cost of $36,065 and $30,985 respectively)            37,197          31,979
                                                                 --------        --------
LOANS                                                             296,033         294,610
Less allowance for loan losses                                     (2,649)         (2,519)
                                                                 --------        --------
      Net loans                                                   293,384         292,091
                                                                 --------        --------
OTHER ASSETS:
   Bank premises and equipment, net                                 3,412           3,623
   Accrued interest receivable                                      3,142           2,679
   Deferred Income Tax                                                231             278
   Other                                                            4,104           4,607
                                                                 --------        --------
      Total other assets                                           10,889          11,187
                                                                 --------        --------
TOTAL                                                            $364,561        $363,981
                                                                 ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
   Deposits:
      Noninterest bearing                                        $ 33,402        $ 34,834
      Interest bearing                                            255,673         252,997
                                                                 --------        --------
      Total deposits                                              289,075         287,831
                                                                 --------        --------

   Repurchase agreements                                            2,642           2,944
   FHLB borrowings                                                 37,425          39,920
   Other liabilities                                                1,889           2,508
                                                                 --------        --------
      Total liabilities                                           331,031         333,203
                                                                 --------        --------
SHAREHOLDERS' EQUITY:
   Common stock - no par value; 4,500,000 shares authorized
      and 2,666,650 shares outstanding at September 30, 2005
      and December 31, 2004                                         2,000           2,000
   Additional paid-in capital                                       2,000           2,000
   Retained earnings                                               35,971          33,311
   Accumulated other comprehensive income                             559             467
   Treasury Stock, at cost 333,350 shares at
    September 30, 2005 and December 31, 2004, respectively         (7,000)         (7,000)
                                                                 --------        --------
      Total shareholders' equity                                   33,530          30,778
                                                                 --------        --------
TOTAL                                                            $364,561        $363,981
                                                                 ========        ========

See notes to condensed consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                     THREE MONTHS ENDED   NINE MONTHS ENDED
                                                                        SEPTEMBER 30,       SEPTEMBER 30,
                                                                     ------------------   -----------------
                                                                       2005      2004       2005      2004
                                                                      ------   -------    -------   -------
                                                                         (UNAUDITED)         (UNAUDITED)
INTEREST INCOME:
   Interest and fees on loans                                         $5,074   $4,761     $14,690   $14,146
   Interest and dividends on securities:
      Taxable                                                            231      181         658       451
      Exempt from income taxes                                           221      239         672       726
   Interest on federal funds sold and other short-term investments        83       33         265       101
                                                                      ------   ------     -------   -------
         Total interest income                                         5,609    5,214      16,285    15,424
                                                                      ------   ------     -------   -------
INTEREST EXPENSE:
   Interest on deposits                                                1,569    1,320       4,430     3,698
   Interest on repurchase agreements and federal funds purchased          17       24          48        76
   Interest on FHLB borrowings                                           397      428       1,209     1,308
                                                                      ------   ------     -------   -------
         Total interest expense                                        1,983    1,772       5,687     5,082
                                                                      ------   ------     -------   -------
NET INTEREST INCOME                                                    3,626    3,442      10,598    10,342

PROVISION FOR LOAN LOSSES                                               (180)    (160)       (540)     (494)
                                                                      ------   ------     -------   -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                    3,446    3,282      10,058     9,848
                                                                      ------   ------     -------   -------
NONINTEREST INCOME - Service charges and fees                            429      396       1,312     1,176
                                                                      ------   ------     -------   -------
NONINTEREST EXPENSE:
   Salaries and employee benefits                                      1,069      980       3,285     3,028
   Occupancy                                                             251      251         729       770
   Legal and professional services                                       149      155         425       411
   Franchise tax                                                          86       88         250       215
   Data processing                                                        84       84         232       237
   Advertising                                                            94       71         198       211
   Other                                                                 316      363       1,075     1,120
                                                                      ------   ------     -------   -------
         Total noninterest expense                                     2,049    1,992       6,194     5,992
                                                                      ------   ------     -------   -------
INCOME BEFORE INCOME TAXES                                             1,826    1,686       5,176     5,032

INCOME TAXES                                                            (547)    (498)     (1,556)   (1,555)
                                                                      ------   ------     -------   -------
NET INCOME                                                            $1,279   $1,188     $ 3,620   $ 3,477
                                                                      ======   ======     =======   =======
BASIC AND DILUTED EARNINGS PER SHARE                                  $ 0.48   $ 0.45     $  1.36   $  1.30
                                                                      ======   ======     =======   =======
See notes to condensed consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (IN THOUSANDS)

                                                                               (UNAUDITED)
                                                                           -------------------
OPERATING ACTIVITIES:
   Net income                                                              $  3,620   $  3,477
   Adjustments to reconcile net income to net cash provided by (used in)
      operating activities:
      Depreciation and amortization                                             425        416
      Provision for loan losses                                                 540        494
      Gain on sale of mortgage loans                                           (148)      (159)
      Proceeds from sale of mortgage loans                                   13,363     14,860
      Mortgage loans originated for sale                                    (13,215)   (14,701)
      Changes in assets and liabilities:
         Accrued interest receivable                                           (463)       150
         Other assets                                                           504     (1,104)
         Accrued interest, taxes and other liabilities                         (619)    (5,390)
                                                                           --------   --------
            Net cash (used in) provided by operating activities               4,007     (1,957)
                                                                           --------   --------
INVESTING ACTIVITIES:
   Proceeds from sales and maturities of securities available for sale        5,244      8,068
   Purchases of securities available for sale                               (10,376)    (9,594)
   Net increase in loans                                                     (1,833)   (11,454)
   Capital expenditures                                                        (162)      (244)
                                                                           --------   --------
            Net cash used in investing activities                            (7,127)   (13,224)
                                                                           --------   --------
FINANCING ACTIVITIES:
   Net increase in deposits                                                   1,244     16,127
   Net increase (decrease) in repurchase agreements                            (302)       750
   FHLB payments                                                             (2,495)    (2,740)
   Dividends paid to stockholders                                              (960)      (906)
                                                                           --------   --------
            Net cash (used in) provided by financing activities              (2,513)    13,231
                                                                           --------   --------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                    (5,633)    (1,950)
CASH AND CASH EQUIVALENTS:
   Beginning of year                                                         28,724     22,395
                                                                           --------   --------
   End of period                                                           $ 23,091   $ 20,445
                                                                           ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the period for federal income taxes                    $  2,275   $  1,160
                                                                           ========   ========
   Cash paid during the period for interest                                $  5,653   $  5,043
                                                                           ========   ========

See notes to condensed consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

1.   SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     The unaudited condensed consolidated financial statements include the accounts of Merchants Bancorp, Inc. and its wholly-owned subsidiary, Merchants National Bank (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     In the opinion of management, these condensed consolidated financial statements include all adjustments (which consist of normal recurring accruals) necessary to present the condensed consolidated financial position as of September 30, 2005, the results of operations for the three and nine months ended September 30, 2005 and 2004, and of cash flows for the nine-months ended September, 2005 and 2004. These condensed consolidated financial statements have been prepared in accordance with instructions to Form 10-Q, and therefore do not include all information and footnote disclosures necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. Financial information as of December 31, 2004 has been derived from the audited consolidated financial statements of Merchants Bancorp, Inc. and subsidiary. The results of operations for the three and nine months ended September 30, 2005 and 2004 and cash flows for the nine months ended September 30, 2005 and 2004 are not necessarily indicative of the results to be expected for the full year. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2004, included in the Company's Form 10-K.

     Earnings per Share - Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the period. For the three and nine months ended September 30, 2005 and 2004 the Company had 2,666,650 shares outstanding. There were no common stock equivalents or potentially diluted securities outstanding during the respective periods.

2.   NEW ACCOUNTING PRONOUNCEMENTS

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections--a Replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The adoption of this Statement is not expected to have a material effect on the Registrant's Condensed Consolidated Financial Statements.

3.   LOANS

     Major classifications of loans are summarized as follows (in thousands):

                                 SEPTEMBER 30,   DECEMBER 31,
                                      2005           2004
                                 -------------   ------------
                                  (unaudited)
Commercial real estate             $ 66,811        $ 64,460
Commercial and industrial            25,398          26,350
Agricultural                         44,070          39,970
Residential real estate             135,332         136,165
Installment                          22,247          25,080
Other                                 2,175           2,585
                                   --------        --------
   Total                            296,033         294,610
Less allowance for loan losses       (2,649)         (2,519)
                                   --------        --------
                                   $293,384        $292,091
                                   ========        ========

4.   FHLB BORROWINGS

     All stock in the Federal Home Loan Bank ("FHLB") and qualifying first mortgage residential loans are pledged as collateral on FHLB borrowings. Interest rates of advances from the FHLB at September 30, 2005 are as follows (in thousands):

  YEAR       INTEREST
MATURING       RATE        AMOUNT
--------   ------------   -------
2008       4.78% - 5.39%  $ 4,000
2010               6.26%    3,000
2011               5.23%       82
2012               4.64%   10,000
2013       2.82% - 3.13%    1,593
2018       2.83% - 4.04%    7,170
2023       3.02% - 4.24%   11,580
                          -------
Total                     $37,425
                          =======

     The maximum amount available to the Company under FHLB borrowings was approximately $79.2 million and $77.7 million as of September 30, 2005 and December 31, 2004, respectively.

5.   OTHER MATTERS

     On August 4, 2005, the Company announced the decision of its Board of Directors to engage in a "going private" transaction for the purpose of deregistering the Company's common shares under Section 12(g) of the Securities Exchange Act of 1934. The Board has decided to structure the going private transaction as follows:

     - Shareholders owning 100 or fewer common shares of the Company will receive $23.00 in cash for each share held;

     - Shareholders owning more than 100 but fewer than 1,500 common shares of the Company will have the option of choosing between $23.00 in cash or the receipt of a proposed new class of non-voting redeemable preferred stock of the Company called "Series A Preferred Stock"; and

     - Shareholders owning 1,500 or more common shares of the Company will retain their common shares without change.

Assuming approval by the Company's shareholders, the transaction will be facilitated through the merger of a newly organized, wholly-owned subsidiary with and into the Company. The Company expects to hold a special shareholder meeting to allow shareholders to consider and vote on the proposed transaction. Proxy materials discussing the proposed transaction in much greater detail will be distributed to shareholders prior to that special meeting. As a result of the proposed transaction structure, all shareholders of the Company will be entitled to dissenters' right of appraisal in accordance with Section 1701.85 of the Ohio Revised Code. The Company expects to repurchase approximately 150,000 to 160,000 of its Common Shares as part of the proposed transaction. However, the board has expressly reserved the right to reevaluate the desirability of completing the transaction in the event the Company is directed by its shareholders to repurchase more than 160,000 of its Common Shares for cash.

The Company expects to open a new branch in late fourth quarter in the Mt. Orab, Ohio area. The branch will be a full service banking center with a drive-up ATM and 3 drive-thru windows.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Merchants Bancorp, Inc. (the "Company") is a bank holding company and sole shareholder of Merchants National Bank (the "Bank"), headquartered in Hillsboro, Ohio. At September 30, 2005, the Company had total assets of approximately $364.6 million and total shareholders' equity of approximately $33.5 million.

The Company, through its Companying affiliate, offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. The primary business of the Company consists of accepting deposits through various consumer and commercial deposit products, and using such deposits to fund various loan products. The Company's primary loan products are as follows: (1) loans secured by residential real estate, including loans for the purchase of one to four family residences which are secured by 1st and 2nd mortgages and home equity loans; (2) consumer loans, including new and used automobile loans, loans for the purchase of mobile homes and debt consolidation loans; (3) agricultural loans, including loans for the purchase of real estate used in connection with agricultural purposes, operating loans and loans for the purchase of equipment; and (4) commercial loans, including loans for the purchase of real estate used in connection with office or retail activities, loans for the purchase of equipment and loans for the purchase of inventory.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

The Company believes the application of accounting policies and the estimates required therein are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, the Company has found its application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

The Company's summary of significant accounting and reporting policies are more fully described in Note 1 to the condensed consolidated financial statements filed with the December 31, 2004 Form 10-K.

Management believes that the determination of the allowance for loan losses represents a critical accounting policy. The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on management's review of the historical loan loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company's methodology for assessing the appropriate allowance level consists of several key elements, as described below.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and available legal options. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended. Any specific reserves for impaired loans are measured based on the fair value of the underlying collateral. The Company evaluates the collectibility of both principal and interest when assessing the need for a specific reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average three-year net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from banking regulatory agencies and the Company's internal credit review function.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans.

Specific reserves on individual loans and historical loss rates are reviewed throughout the year and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Company has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. Excluding the refinement from a two year to a three year trend in the calculation of the allowance for loan loss for homogeneous loans, there have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the current year allowance.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER, 2005 AND 2004

The Company reported net income of $1,279,000 and $1,188,000 for the three months ended September 30, 2005 and 2004, respectively. During the same periods, basic and diluted earnings per share were $.48 and $.45, respectively. On an annualized basis, return on average assets was 1.42% and return on average equity was 15.69% for the three months ended September 30, 2005, compared to 1.32% and 15.94%, respectively, for the comparable period in 2004.

Net interest income for the three months ended September 30, 2005, was $3,626,000, an increase of $184,000, or 5.35%, compared to net interest income of $3,442,000 for the comparable period in 2004. Net interest margin was 4.21% for the three months ended September 30, 2005, compared to 4.07% for the comparable period in 2004. The average annualized yield on earning assets increased to 6.51% for the three months ended September 30, 2005, from 6.16% for the comparable period in 2004. The average cost of interest-bearing funds was 2.69% for the three months ended September 30, 2005, an increase from 2.38% for the comparable period in 2004. The net interest margin has remained relatively constant for the same time period as last year. The increase in yield on earning assets and the increase on cost of funds is mainly due to the prime rate and fed funds rate increasing 250bp over the last year. The Company expects to see a larger increase in cost of funds, and a decrease in net interest margin, in the fourth quarter of 2005 due to the large amount of certificate of deposits that renewed at a much higher rate in September of this year.

The provision for loan losses was $180,000 and $160,000 for the three months ended September 30, 2005 and 2004, respectively. Net charge-offs for the three months ended September 30, 2005 were $157,000, compared to $135,000 experienced during the three months ended September 30, 2004. No losses have been identified for the same time period. Management does not foresee any significant losses in the portfolio at this time.

Total noninterest income was $429,000 for the three months ended September 30, 2005, an increase of $33,000, or 8.33%, from $396,000 for the comparable period in 2004. The increase can primarily be attributed to an increase in fees charged by the Company.

Total noninterest expense was $2,049,000 for the three months ended September 30, 2005, an increase of $57,000, or 2.86%, from $1,992,000 for the comparable period in 2004. It is typically expected for non-interest expense to increase 5-10% each year. Salaries and employee benefits expense comprises the largest component of noninterest expense, with totals of $1,069,000 and $980,000 for the three months ended September 30, 2005 and 2004, respectively. Salaries and employee benefits have increased $89,000 or 9.1%. The increase is mainly due to the hiring of additional staff in the loan area and hiring additional staff for the Mt. Orab branch that is due to open fourth quarter.

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

The Company reported net income of $3,620,000 and $3,477,000 for the nine months ended September 30, 2005 and 2004, respectively. During each of the same periods, basic and diluted earnings per share were $1.36 and $1.30 respectively. On an annualized basis, return on average assets was 1.33% and return on average equity was 15.10% for the nine months ended September 30, 2005, compared to 1.30% and 15.86%, respectively, for the comparable period in 2004.

Net interest income for the nine months ended September 30, 2005, was $10,598,000, an increase of $256,000, or 2.48%, compared to net interest income of $10,342,000 for the comparable period in 2004. Net interest margin was 4.07% for the nine months ended September 30, 2005, compared to 4.06% for the comparable period in 2004. The average annualized yield on earning assets increased to 6.25% for the nine months ended September 30, 2005, from 6.06% for the comparable period in 2004. The average cost of interest-bearing funds was 2.56% for the nine months ended September 30, 2005, an increase from 2.30% for the comparable period in 2004. The yield on earning assets and interest bearing deposits both increased from the comparable period last year. The reason is primarily due to the increase in the prime rate of 250 basis points. However, the longer term treasury yields are remaining at a historically low yield which is what is used to price mortgage rates and help explain why the net interest margin only increased slightly. The Company anticipates a higher cost of funds increase in fourth quarter due to a large number of certificate of deposits repricing at a much higher rate in September 2005.

The provision for loan losses was $540,000 and $494,000 for the nine months ended September 30, 2005 and 2004, respectively, representing an increase of 9.31%. Net charge-offs for the nine months ended September 30, 2005 were $410,000, compared to $409,000 experienced during the nine months ended September 30, 2004. Approximately $177,000 has been identified as doubtful in the loan loss provision analysis as of September 30, 2005. No losses have been identified for the same time period. Management does not foresee any significant losses in the portfolio at this time.

Total noninterest income was $1,312,000 for the nine months ended September 30, 2005, an increase of $136,000, or 11.56%, from $1,176,000 for the comparable period in 2004. The increase is due to increased volumes of transactions, resulting in higher service charges on transaction accounts. An overall increase in the fees charged to customers during the first quarter also contributed to the increase.

Total noninterest expense was $6,194,000 for the nine months ended September 30, 2005, an increase of $202,000, or 3.37%, from $5,992,000 for the comparable period in 2004. Salaries and employee benefits expense comprises the largest component of noninterest expense, with totals of $3,285,000 and $3,028,000, an increase of $257,000 or 8.5%, for the nine months ended September 30, 2005. The salaries and employee benefits have increased at a higher rate due to the hiring of additional staff in the loan area and hiring additional staff for the Mt. Orab branch that is due to open fourth quarter.

FINANCIAL CONDITION

The Company's total assets increased to $364.6 million as of September 30, 2005 from $363.9 million as of December 31, 2004, an increase of .16%. The largest change in the balance sheet is a change in the mix of the assets. The two main areas affected by change in balance sheet mix were securities, which increased $5.2 million and fed funds sold, which decreased $3.4 million. Loans and deposits each fluctuated by less than $1.5 million.

LOANS AND ALLOWANCE FOR LOAN LOSSES

The Company reported total loans of $296.0 million as of September 30, 2005 and $294.6 million as of December 31, 2004, an increase of $1.4 million or 0.48%. The portfolio composition has remained consistent during the period.

Federal regulations and generally accepted accounting principles require that the Company establish prudent allowances for loan losses. The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Loan losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on management's review of the historical loan loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions in estimating probable loan losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses from year end. There have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the current year allowance.

The allowance for loan losses was 0.89% of total loans as of September 30, 2005 and 0.86% as of December 31, 2004.

The amount of nonaccrual loans increased to $1,916,000 as of September 30, 2005, compared to $685,000 as of June 30, 2005, and $728,000 at December 31, 2004. As a percentage of total loans, nonaccrual loans represented 0.65% as of September 30, 2005, 0.23% as of June 30, 2005, and 0.25% as of December 31, 2004. The
large increase is primarily due to one commercial borrower with a loan balance of $1.1 million. The Company had received payments through June 2005 from the bankruptcy court to keep the loan current. The property was sold at a sheriff's auction in October 2005 with the Company being the purchaser of the property. The Company is currently in negotiations with a potential buyer for the property. Management believes proceeds from the sale of the property should be more than adequate to cover the balance of the loan. No loss is anticipated on this loan at this time.

The category of accruing loans which are past due 90 days or more was $1,447,000 as of September 30, 2005, $1,260,000 as of June 30, 2005, and $452,000 as of
December 31, 2004. As a percentage of total loans, loans past due 90 days and still accruing interest represented .49% as of September 30, 2005, 0.43% as of June 30, 2005, and 0.15% as of December 31, 2004. The increase of $187,000 from June 2005 is primarily made up of two borrowers with loan balances totaling $347,000. The collateral for one of the loans include a residential property and equipment with a current loan balance of $147,000 and is in foreclosure and in the process of being sold. As of September 30, 2005, the Company has specifically reserved approximately $47,000. The second borrower has a $200,000 loan balance and is collateralized by residential property and farm land. The collateral is sufficient to cover the loan balance. No loss is anticipated on this loan at this time.

As a percentage of the allowance for loan losses, total nonaccrual loans and loans past due 90 days or more were 127% as of September 30, 2005, 74.1% as of June 30, 2005, and 46.8% as of December 31, 2004.

DEPOSITS

Deposits totaled $289.1 million as of September 30, 2005, an increase of $1.3 million, or .43%, from $287.8 million as of December 31, 2004. The slight increase is considered normal in the day to day operations of a Company.

FHLB BORROWINGS

Federal Home Loan Company borrowings decreased $2.5 million or 6.3%, to $37.4 million as of September 30, 2005 from $39.9 million as of December 31, 2004. The decrease in borrowings was primarily a result of principal loan payments made on the borrowings.

LIQUIDITY AND CAPITAL RESOURCES

The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors and to the earnings and financial condition of the Company and applicable laws and regulations. The Company paid $959,994 and $906,661 in dividends during the nine months ended September 30, 2005 and 2004, respectively.

At September 30, 2005, consolidated Tier 1 risk based capital was 12.04%, and total risk-based capital was 13.01%. The minimum Tier 1 and total risk-based capital ratios required by the Board of Governors of the Federal Reserve are 4% and 8%, respectively.

Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as company cash needs, are met. The Company manages liquidity on both the asset and liability sides of the balance sheet. Community bank liquidity management currently involves the challenge of attracting deposits while maintaining positive loan growth at a reasonable interest rate spread. The loan to deposit ratio at September 30, 2005 and December 31, 2004 was 102.4%. Loans to total assets were 81.2% at September 30, 2005 compared to 80.9% at the end of 2004. The securities portfolio is available for sale and consists of securities that are readily marketable. Approximately 91.3% of the available for sale portfolio is pledged to secure public deposits, short-term and long-term borrowings and for other purposes as required by law. The balance of the available for sale securities could be sold if necessary for liquidity purposes. Also, a stable deposit base, consisting of 87% core deposits, makes the Company less susceptible to large fluctuations in funding needs. The Company also has both short- and long-term borrowings capacity available through FHLB with unused available credit of approximately $30.3 million as of September 30, 2005. The Company has the ability to obtain deposits in the brokered certificate of deposit market to help provide liquidity to fund loan growth, if necessary. Generally, the Company uses short-term borrowings to fund overnight and short-term funding needs. Longer-term borrowings have been primarily used to fund mortgage-loan originations. This has occurred when FHLB longer-term rates are a more economical source of funding than traditional deposit gathering activities. Additionally, the Company occasionally uses FHLB borrowings to fund larger commercial loans.

As of September 30, 2005, Management is not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or would be reasonably likely to have, a material adverse impact on the Company's liquidity, capital resources, or operations.

CONTRACTUAL OBLIGATION AND COMMERCIAL COMMITMENTS

The Company has certain obligations and commitments to make future payments under contracts. At September 30, 2005, the aggregate contractual obligations and commercial commitments are:

                                Payments Due by Period
                           -------------------------------
Contractual Obligations               Less than      1-3       3-5      After 5
($ in thousands)             Total     One Year     Years     Years      Years
------------------------   --------   ---------   --------   -------   --------
Total Deposits             $289,075    $227,251   $ 46,865   $14,959
FHLB Borrowings              37,425       3,118      8,997     6,822     18,488
   FHLB interest expense      7,979       1,479      2,560     2,654      1,286
Lease Payments              310,500      31,050     62,100    62,100    155,250
Repurchase Agreements         2,642       2,642
                           --------    --------   --------   -------   --------
   Total                   $647,621    $265,540   $120,522   $86,535   $175,024
                           ========    ========   ========   =======   ========

                                  Payments Due by Period
                               ----------------------------
Other Commercial Commitments             Less than     1-3      3-5    After 5
($ in thousands)                Total     One Year    Years    Years    Years
----------------------------   -------   ---------   ------   ------   -------
Commitments to Extend Credit   $26,599     $9,298    $4,928   $1,104   $11,269
Letters of Credit                   78         71         7
                               -------     ------    ------   ------   -------
   Total                       $26,677     $9,369    $4,935   $1,104   $11,269
                               =======     ======    ======   ======   =======

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to variations in interest rates, exchange rates, equity price risk and commodity prices. The Company does not maintain a trading account for any class of financial instrument, and is not currently subject to currency exchange rate risk, equity price risk or commodity price risk. The Company's market risk is composed primarily of interest rate risk.

The major source of the Company's interest rate risk is the difference in the maturity and repricing characteristics between the Company's core banking assets and liabilities - loans and deposits. This difference, or mismatch, poses a risk to net interest income. Most significantly, the Company's core banking assets and liabilities are mismatched with respect to repricing frequency, maturity and/or index. Most of the Company's commercial loans, for example, reprice rapidly in response to changes in short-term interest rates. In contrast, many of the Company's consumer deposits reprice slowly, if at all, in response to changes in market interest rates.

The Company's Senior Management is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by Asset/Liability Committee are approved by the Company's Board of Directors. The primary goal of the asset/liability management function is to maximize net interest income within the interest rate risk limits set by approved guidelines. Techniques used include both interest rate risk analysis that perform simulation modeling that measures the effect of rate changes on net interest income and economic market value of equity under different rate scenarios. The current policy imposes limits on earnings at risk over a twelve month period.

In the Company's simulation models, each asset and liability balance is projected over a time horizon. Net interest income is then projected based on expected cash flows and projected interest rates under a stable rate scenario and analyzed. The results of this analysis are factored into decisions made concerning pricing strategies for loan and deposits, balance sheet mix, securities portfolio strategies, liquidity and capital adequacy.

Simulation models are also performed under an instantaneous parallel 200 basis point increase or decrease in interest rates. The model includes assumptions as to repricing and expected prepayments, anticipated calls, and expected decay rates of transaction accounts under the different rate scenarios. The results of these simulations include changes in both net interest income and market value of equity.

The Company applies hypothetical interest rate movements for up and down interest rate movements of 100, 200 & 300 basis points. The interest movements move in equal amounts, known as ramping, each quarter to give a more likely and meaningful scenario should rates change. By reacting to changes in economic conditions, interest rates and market forces, the Company has been able to alter the mix of short and long-term loans and investments, and increase or decrease the emphasis on fixed and variable rate products in response to changing market conditions. By managing the interest rate sensitivity of its asset composition in this manner, the Company has been able to maintain a fairly stable flow of net interest income.

Simulation models are also performed under an instantaneous parallel 300 basis point increase or decrease in interest rates. The model includes assumptions as to repricing and expected prepayments, anticipated calls, and expected decay rates of transaction accounts under the different rate scenarios. The results of these simulations include changes in both net interest income and market value of equity.

Complicating management's efforts to control non-trading exposure to interest rate risk is the fundamental uncertainty of the maturity, repricing, and/or runoff characteristics of some of the Company's core banking assets and liabilities. This uncertainty often reflects options embedded in these financial instruments. The most important embedded options are contained in consumer deposits and loans.

For example, many of the Company's interest bearing retail deposit products (e.g., interest checking, savings and money market deposits) have no contractual maturity. Customers have the right to withdraw funds from these deposit accounts freely. Deposit balances may therefore run off unexpectedly due to changes in competitive or market conditions. To forestall such runoff, rates on interest bearing deposits may have to be increased more (or reduced less) than expected. Such repricing may not be highly correlated with the repricing of prime rate-based or U.S. Treasury-based loans. Finally, balances that leave the banking franchise may have to be replaced with other more expensive retail or wholesale deposits. Given the uncertainties surrounding deposit runoff and repricing, the interest rate sensitivity of core Company liabilities cannot be determined precisely.

Management believes as of September 30, 2005, there have been no material changes in the Company's interest rate sensitive instruments which would cause a material change in the market risk exposures which affect the quantitative and qualitative risk disclosures as presented in the Company's Form 10-K filed for the period ended December 31, 2004.

ITEM 4. CONTROLS AND PROCEDURES

The Registrant maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Registrant's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Registrant's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

The Company has carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures. Based on the foregoing, the Registrant's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Registrant's disclosure controls and procedures were effective, in all material respects, to in ensuring that information required to be disclosed in the reports the Registrant files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There was no change in the Company's internal control over financial reporting that occurred during the Company's fiscal quarter ended September 30, 2005, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Economic circumstances, the Company's operation and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would" and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the prices of crops, prevailing inflation and interest rates, and losses on lending activities; results of various investment activities; the effects of competitors' pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations' savings and financial planning needs; industry changes in information technology systems on which we are dependent; and the resolution of legal proceedings and related matters. In addition, the policies and regulations of the various regulatory authorities could affect the Company's results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

                           PART II - OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

(A)  EXHIBITS - The following exhibits are filed as a part of this report:

Exhibit No.   Exhibit
-----------   -------
3.1           Articles of Incorporation of Merchants Bancorp, Inc. filed as
              Exhibit (3)(I) to the Form 10 filed with SEC on April 30, 2002 and incorporated herein by reference.

3.2 Code of Regulations filed as Exhibit (3)(II) to the Form 10 filed with the SEC on April 30, 2002 and incorporated herein by reference.

4.            Instruments Defining the Rights of Security Holders. (See Exhibit
              3.1 and 3.2)

31            Rule 13a-14(a) Certification

32            Section 1350 Certification

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        MERCHANTS BANCORP, INC.


Date: November 14, 2005                 By: /s/ Paul W. Pence, Jr.
                                            ------------------------------------
                                            Paul W. Pence, Jr., President and
                                            Principal Financial Officer

                                  EXHIBIT INDEX

Exhibit No.   Exhibit
-----------   -------
3.3           Articles of Incorporation of Merchants Bancorp, Inc. filed as
              Exhibit (3)(I) to the Form 10 filed with SEC on April 30, 2002 and incorporated herein by reference.

3.4 Code of Regulations filed as Exhibit (3)(II) to the Form 10 filed with the SEC on April 30, 2002 and incorporated herein by reference.

5.            Instruments Defining the Rights of Security Holders. (See Exhibit
              3.1 and 3.2)

31            Rule 13a-14(a) Certification

32            Section 1350 Certification

                                                                      EXHIBIT 31

           CERTIFICATION OF PRINCIPAL EXECUTIVE AND FINANCIAL OFFICER

I, Paul W. Pence, Jr., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Merchants Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 14, 2005


/s/ Paul W. Pence, Jr.
-------------------------------------------
Paul W. Pence, Jr.
Chief Executive Officer and Principal
Financial Officer

                                                                      EXHIBIT 32

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ENACTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Merchants Bancorp, Inc. (the "Company") on Form 10-Q for the fiscal period ending September 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul W. Pence, Jr., Chief Executive Officer and Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ Paul W. Pence, Jr.
--------------------------------------
Paul W. Pence, Jr.
Chief Executive Officer and
Chief Financial Officer

November 14, 2005

                          PROXY FOR SPECIAL MEETING OF
                             MERCHANTS BANCORP, INC.
                                 HILLSBORO, OHIO

     KNOW ALL MEN BY THESE PRESENTS, that I, the undersigned shareholder of Merchants Bancorp, Inc., Hillsboro, Ohio, do hereby nominate, constitute, and appoint Patrick Hays, Joseph P. West, Jr., or Bing Williamson, or any one of them (with full power of substitution for me and in my name, place and stead) to vote all the Common Stock of said Company, standing in my name on its books on December 5, 2005 (the "Record Date"), at the Special Meeting of its shareholders to be held at the Company's main office located at 100 N. High Street, Hillsboro, Ohio 45133, on January 24, 2006, 2005 at 10:00 a.m. (local time), or any adjournments thereof with all the powers the undersigned would possess if personally present as follows:

1. To consider and act upon a proposal to approve the Merger of MBI Merger Co., Inc., a wholly-owned subsidiary of Merchants Bancorp, with and into Merchants Bancorp, Inc., as contemplated by the Agreement and Plan of Merger executed by and between said parties and attached as Appendix A to the enclosed proxy statement.

     [ ] FOR   [ ] AGAINST   [ ] ABSTAIN

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL 1. The Merger will not occur unless shareholders approve both this Proposal 1 and the amendment to the Company's Amended and Restated Articles of Incorporation described under Proposal 2.

  ELECTION TO RECEIVE CASH CONSIDERATION OR SHARES OF SERIES A PREFERRED STOCK

     RECORD SHAREHOLDERS WHO HOLD MORE THAN 100 BUT FEWER THAN 1,500 COMMON
      SHARES AS OF THE RECORD DATE MUST CHOOSE ONE OF THE FOLLOWING OPTIONS

[ ] I ELECT TO RECEIVE THE CASH       [ ] I ELECT TO RECEIVE SHARES OF SERIES   [ ] I ELECT TO RECEIVE A COMBINATION OF CASH
CONSIDERATION IN EXCHANGE FOR ALL     A PREFERRED STOCK IN EXCHANGE FOR ALL     CONSIDERATION AND SERIES A PREFERRED STOCK IN
SHARES OF COMMON STOCK HELD BY ME     SHARES OF COMMON STOCK HELD BY ME AT      EXCHANGE FOR ALL SHARES OF COMMON STOCK HELD BY ME
AT THE EFFECTIVE TIME OF THE MERGER   THE EFFECTIVE TIME OF THE MERGER          AT THE EFFECTIVE TIME OF THE MERGER AS FOLLOWS:

                                                                                NUMBER OF WHOLE COMMON SHARES AS TO WHICH I ELECT
                                                                                TO RECEIVE THE CASH CONSIDERATION: ________________

                                                                                NUMBER OF WHOLE COMMON SHARES AS TO WHICH I ELECT
                                                                                TO RECEIVE SHARES OF SERIES A PREFERRED STOCK: _____

2. To amend the Articles of Incorporation to authorize the issuance of 140,000 shares of Series A Preferred Stock to be used in connection with the Merger, as contemplated by the proposed Certificate of Amendment attached as Appendix D to the enclosed proxy statement.

     [ ] FOR   [ ] AGAINST   [ ] ABSTAIN

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL 2. The Amendment the Company's Amended and Restated Articles of Incorporation will not occur unless the shareholders approve both this Proposal 2 and the Merger described under Proposal 1.

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

THIS PROXY CONFERS AUTHORITY TO VOTE "FOR" THE ABOVE PROPOSALS UNLESS OTHERWISE MARKED. IF ANY OTHER BUSINESS IS PRESENTED AT SAID MEETING, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF MANAGEMENT. ALL SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES WILL BE VOTED AS DIRECTED.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS and may be revoked prior to its exercise by either written notice or personally at the meeting or by a subsequently dated proxy. This proxy revokes all prior proxies given by the undersigned.

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         (STOCKHOLDER SIGNATURE)                                   (DATE)


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         (STOCKHOLDER SIGNATURE)                                   (DATE)

Please Print Name(s)
                     -----------------------------------------------------------
Please Print Number of Shares
                              --------------------------------------------------

     (WHEN SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE, GUARDIAN, PLEASE GIVE FULL TITLE. IF MORE THAN ONE TRUSTEE, ALL SHOULD SIGN. ALL
                            JOINT OWNERS MUST SIGN.)

PLEASE SIGN AND RETURN IMMEDIATELY IN THE ENCLOSED POSTPAID ENVELOPE WHETHER OR
                   NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.